                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-90401

                        MILLENNIUM BIOTHERAPEUTICS, INC.
                             INFORMATION STATEMENT

                            ------------------------

                        MILLENNIUM PHARMACEUTICALS, INC.
                                   PROSPECTUS

    We are sending you this information statement/prospectus to describe the proposed merger between Millennium BioTherapeutics, Inc. and Millennium Pharmaceuticals, Inc. If we complete this merger, Millennium BioTherapeutics will merge with and into Millennium Pharmaceuticals and unless you seek to exercise your appraisal rights, your shares of Millennium BioTherapeutics
Class B common stock will be converted into shares of Millennium Pharmaceuticals common stock. For each of your shares of Millennium BioTherapeutics Class B common stock, you will receive a number of shares of Millennium Pharmaceuticals common stock equal to the average of (1) $15.00 divided by $62.536 and
(2) $15.00 divided by the average of the last reported sale prices per share of Millennium Pharmaceuticals common stock over the 20 trading days ending on the second trading day before the effective date of the merger. We will round the total number of shares of Millennium Pharmaceuticals common stock you receive down to the nearest whole number of shares, and you will receive a cash payment for any remaining fraction of a share.

    The board of directors of Millennium Pharmaceuticals has voted to merge Millennium BioTherapeutics into Millennium Pharmaceuticals. Because Millennium Pharmaceuticals owns all of the voting stock, and approximately 88.9% of all outstanding shares of stock, of Millennium BioTherapeutics, no further action by Millennium BioTherapeutics stockholders is necessary to complete the merger. WE ARE NOT ASKING YOU FOR A PROXY TO VOTE YOUR SHARES AND YOU ARE REQUESTED NOT TO SEND US A PROXY TO VOTE YOUR SHARES. We expect the merger will be completed on the 20(th) business day following the mailing of this prospectus.

    The board of directors of Millennium BioTherapeutics, based on a recommendation of a special committee consisting of a disinterested director, has approved the merger agreement between Millennium BioTherapeutics and Millennium Pharmaceuticals. The special committee received an opinion from JSB Partners L.P. as to the fairness, from a financial point of view, of the consideration to be paid to you.

    This information statement/prospectus is also Millennium Pharmaceuticals' prospectus for the shares of Millennium Pharmaceuticals common stock that it will issue to Millennium BioTherapeutics stockholders in the merger. Millennium Pharmaceuticals common stock is listed on the Nasdaq Stock Market under the symbol "MLNM".

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR THE SECURITIES TO BE ISSUED UNDER THIS INFORMATION STATEMENT/ PROSPECTUS OR DETERMINED IF THIS INFORMATION STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This information statement/prospectus is dated November 18, 1999, and was first mailed to stockholders of Millennium BioTherapeutics on or about November 22, 1999.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Questions And Answers About The Merger......................      1
Summary.....................................................      3
  The Companies.............................................      3
  Reasons for the Merger....................................      4
  No Stockholder Approval Required; Millennium
    Pharmaceuticals Board Approval..........................      4
  The Merger................................................      4
    The Merger Agreement....................................      4
    What You Will Receive in the Merger.....................      4
    Regulatory Approvals....................................      5
    Background of the Merger................................      5
    Opinion of Financial Advisor to Millennium
     BioTherapeutics........................................      5
    Certain Federal Income Tax Consequences.................      5
    Accounting Treatment....................................      5
    Appraisal Rights of Dissenting Stockholders of
     Millennium BioTherapeutics.............................      6
    What Is Needed to Complete the Merger...................      6
    Termination of the Merger Agreement.....................      6
    Amendment and Waiver of the Merger Agreement............      6
    Interests of Millennium BioTherapeutics' and Millennium
     Pharmaceuticals' Directors and Officers in the
     Merger.................................................      6
    Comparison of Stockholder Rights........................      7
Risk Factors................................................      8
  Risks Relating to Our Industry, Business and Strategy.....      8
  Risks Relating to Financing...............................     10
  Risks Relating to Development of Technology and
    Products................................................     11
  Risks Relating to Strategic Alliance Partners.............     12
  Risks Relating to Intellectual Property...................     13
  Risks Relating to Preclinical Testing and Clinical
    Trials..................................................     15
  Regulatory Risks..........................................     15
  Risks Relating to Product Manufacturing, Marketing and
    Sales...................................................     17
  Risks Relating to Ongoing Operations......................     19
Selected Financial Data.....................................     20
  Millennium BioTherapeutics Selected Financial Data........     20
  Millennium Pharmaceuticals Selected Financial Data........     21
  Comparative Per Share Data................................     22
Market Price And Dividend Data..............................     23
Special Note Regarding Forward-looking Statements...........     24
The Merger..................................................     25
  General...................................................     25
  Millennium Pharmaceuticals' Reasons for the Merger........     25
  Millennium BioTherapeutics' Reasons for the Merger........     25
  Background of the Merger..................................     26
  Opinion of Financial Advisor to Millennium
    BioTherapeutics.........................................     29
  Interests of Millennium BioTherapeutics' and Millennium
    Pharmaceuticals' Directors and Officers in the Merger...     31
  Effective Time of the Merger..............................     32
  Certain Federal Income Tax Consequences...................     32
  Accounting Treatment......................................     33
  Listing of Shares of Millennium Pharmaceuticals Common
    Stock on the Nasdaq Stock Market........................     33

                                                                PAGE
                                                              --------
  Resale Restrictions and Lockup Agreements.................     34
  Appraisal Rights of Dissenting Stockholders of Millennium
    BioTherapeutics.........................................     34
The Merger Agreement........................................     38
  The Merger................................................     38
  Consideration to Be Received in The Merger................     38
  Procedures For Surrender of Millennium BioTherapeutics
    Certificates; Fractional Shares.........................     38
  Effect on the Millennium BioTherapeutics 1997 Equity
    Incentive Plan..........................................     39
  Representations And Warranties............................     40
  Covenants.................................................     40
  Conditions................................................     41
  Termination...............................................     42
  Amendments and Waivers....................................     42
Information Concerning Millennium Pharmaceuticals...........     43
  Recent Transactions.......................................     43
  Additional Information....................................     44
Information Concerning Millennium BioTherapeutics...........     44
  Business..................................................     44
  Outstanding Stock; No Public Trading Market...............     48
  Dividend Policy...........................................     49
  Quantitative and Qualitative Disclosures About Market
    Risk....................................................     49
  Other Matters.............................................     49
Millennium BioTherapeutics, Inc. Management's Discussion And
  Analysis of Financial Condition and Results of
  Operations................................................     50
  Overview..................................................     50
  Results of Operations.....................................     50
  Liquidity and Capital Resources...........................     51
  New Accounting Pronouncement..............................     52
  Impact of Year 2000.......................................     52
Executive Officers And Directors of Millennium
  BioTherapeutics...........................................     55
Security Ownership of Directors, Executive Officers and
  Principal Stockholders of Millennium BioTherapeutics......     56
Comparison of Stockholder Rights............................     57
Millennium Pharmaceuticals Unaudited Pro Forma Combined
  Financial Information--Millennium BioTherapeutics.........     63
  Unaudited Pro Forma Combined Balance Sheets as of
    September 30, 1999......................................     64
  Unaudited Pro Forma Combined Statements of Operations for
    the Nine Months Ended September 30, 1999................     65
  Unaudited Pro Forma Combined Statements of Operations for
    the Year Ended December 31, 1998........................     66
  Notes to Unaudited Pro Forma Combined Financial
    Statements..............................................     67
Millennium Pharmaceuticals Unaudited Pro Forma Combined
  Financial Information--LeukoSite, Inc. Acquisition........     68
  Unaudited Pro Forma Combined Balance Sheets as of
    September 30, 1999......................................     69
  Unaudited Pro Forma Combined Statements of Operations for
    the Nine Months Ended September 30, 1999................     70
  Unaudited Pro Forma Combined Statements of Operations for
    the Year Ended December 31, 1998........................     71
  Notes to Unaudited Pro Forma Combined Financial
    Statements..............................................     72
Experts.....................................................     75
Legal Matters...............................................     75

                                                                PAGE
                                                              --------
Where You Can Find More Information.........................     75

    This document incorporates important business and financial information about Millennium Pharmaceuticals that is neither included in nor delivered with this document. Millennium Pharmaceuticals will provide you with copies of this information, without charge, upon written or oral request to:

       Millennium Pharmaceuticals, Inc.
       75 Sidney Street
       Cambridge, MA 02139
       (617) 679-7000
       Attention: Corporate Secretary

    IN ORDER TO OBTAIN TIMELY DELIVERY OF THIS INFORMATION, YOU MUST REQUEST SUCH INFORMATION NO LATER THAN DECEMBER 14, 1999.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q.  WHAT IS THE PROPOSED TRANSACTION?

A. The proposed transaction is a merger of Millennium BioTherapeutics with and into Millennium Pharmaceuticals. As a result, Millennium BioTherapeutics will cease to exist as a separate company and Millennium BioTherapeutics stockholders will have their shares of Millennium BioTherapeutics Class B common stock converted into shares of Millennium Pharmaceuticals common stock.

Q.  WHAT WILL I RECEIVE IN THE MERGER?

A. Each share of Millennium BioTherapeutics Class B common stock that you own will be converted into a number of shares of Millennium Pharmaceuticals common stock equal to the average of (1) $15.00 divided by $62.536 and
    (2) $15.00 divided by the average of the last reported sale prices per share of Millennium Pharmaceuticals common stock on the Nasdaq Stock Market over the 20 consecutive trading days ending on the trading day that is two trading days prior to the day the merger becomes effective. You will receive a cash payment in place of any fractional share of Millennium Pharmaceuticals common stock you would have otherwise received.

    For example, if you own 1,000 shares of Millennium BioTherapeutics Class B common stock and the average of the last reported sale prices per share of Millennium Pharmaceuticals common stock on the Nasdaq Stock Market over the 20 consecutive trading days ending two trading days prior to the day the merger becomes effective is $78.875, which was the closing price on November 18, 1999, you will receive 215 shares of Millennium Pharmaceuticals common stock plus cash in the amount of $1.27. The total value of the shares of Millennium Pharmaceuticals common stock Millennium Pharmaceuticals will issue in this transaction, based on the closing price per share of Millennium Pharmaceuticals common stock of $78.875 on November 18, 1999, is about $30.1 million.

Q. WILL THE EXCHANGE RATIO AND THE VALUE OF THE SHARES I WILL RECEIVE CHANGE BETWEEN NOW AND THE TIME THE MERGER IS COMPLETED?

A. In all likelihood they will. The exchange ratio (which affects the number of shares you will receive) and the value of the shares you will receive may fluctuate between the date of this information statement/prospectus and the completion of the merger, based upon changes in the market price for Millennium Pharmaceuticals common stock. The exchange ratio will depend on the average closing price of Millennium Pharmaceuticals common stock over the 20 trading days ending on the second trading day prior to the effective date of the merger. In addition, any fluctuation in the market price of Millennium Pharmaceuticals common stock will change the value of the shares of Millennium Pharmaceuticals common stock that you will receive.

Q.  WHY IS THERE NO STOCKHOLDER VOTE?

A. Millennium Pharmaceuticals owns all of the outstanding voting stock of Millennium BioTherapeutics. The board of directors of Millennium Pharmaceuticals has voted to merge with Millennium BioTherapeutics and assume its obligations. This vote of Millennium Pharmaceuticals directors meets the requirements for a merger under Delaware law, the Millennium BioTherapeutics restated certificate of incorporation and the Millennium BioTherapeutics bylaws, so no stockholder vote is necessary.

Q.  AM I ENTITLED TO APPRAISAL RIGHTS?

A. Yes. Under Delaware law, which governs the merger, you have the right to seek appraisal of your Millennium BioTherapeutics stock. See "Appraisal Rights of Dissenting Stockholders of Millennium BioTherapeutics."

Q.  WHAT DO I NEED TO DO NOW?

A. Nothing, unless you intend to seek appraisal rights. After the merger is completed, if you do not seek appraisal rights, you will receive written instructions and a letter of transmittal for converting your shares of Millennium BioTherapeutics Class B common stock into shares of Millennium Pharmaceuticals common stock and receiving your cash payment in place of any fraction of a share of Millennium Pharmaceuticals common stock. Please do not send your share certificates until you receive the instructions and letter of transmittal.

Q.  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A. No. As soon as practicable after the merger is completed, Millennium Pharmaceuticals will send Millennium BioTherapeutics stockholders written instructions for converting their share certificates, together with a letter of transmittal for such certificates.

Q.  WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A. We expect to complete the merger on the 20(th) business day after the date this information statement/prospectus is mailed to the Millennium BioTherapeutics stockholders. We expect that this will occur on or about December 21, 1999.

Q.  WHERE CAN I FIND MORE INFORMATION ABOUT MILLENNIUM PHARMACEUTICALS?

A. More information about Millennium Pharmaceuticals is available from various sources described under "Where You Can Find More Information."

                                    SUMMARY

    This summary highlights selected information from this document and may not contain all of the information that is important to you. To better understand the merger and the issuance of shares of Millennium Pharmaceuticals common stock, you should read carefully this entire document and the documents to which we have referred you. See "Incorporation of Certain Documents by Reference." We have sometimes included page references or section references to direct you to more complete descriptions of the topics presented in this summary.

                                 THE COMPANIES

MILLENNIUM BIOTHERAPEUTICS, INC.

640 Memorial Drive

Cambridge, MA 02139

(617) 679-7000

    Millennium BioTherapeutics has engaged in protein and antibody product discovery efforts. Millennium BioTherapeutics' protein discovery efforts have included a genomics-based program and programs for identification of therapeutic protein opportunities, both on its own behalf and with Eli Lilly and Company, with whom Millennium BioTherapeutics has a collaboration agreement. Millennium BioTherapeutics has focused its antibody discovery efforts in the fields of inflammation and oncology. Millennium Pharmaceuticals owns all of the voting stock of Millennium BioTherapeutics and approximately 88.9% of all outstanding shares of stock.

MILLENNIUM PHARMACEUTICALS, INC.

75 Sidney Street

Cambridge, MA 02139

(617) 679-7000

    Millennium Pharmaceuticals seeks to discover and develop proprietary therapeutic and diagnostic human healthcare products and services based on the discovery and understanding of the medical usefulness of genes. Millennium Pharmaceuticals employs genetics and genetic analysis, also called genomics, and uses computer-based information systems to assist in the identification, analysis and elucidation of the biological function of genes. Millennium Pharmaceuticals applies its technology across the entire healthcare sector, from gene identification through patient management.

    Millennium Pharmaceuticals is pursuing business opportunities in small molecule drugs and predictive medicine through operating divisions and its subsidiaries, Millennium BioTherapeutics and Millennium Predictive
Medicine, Inc. As part of its strategy, it has formed strategic alliances with major companies in the pharmaceutical and life science industries. To date, Millennium Pharmaceuticals has formed eleven alliances, nine by Millennium Pharmaceuticals itself, one by Millennium BioTherapeutics and one by Millennium Predictive Medicine.

    On October 14, 1999, the following occurred:

    - Millennium Pharmaceuticals and Millennium BioTherapeutics entered into a merger agreement.

    - Millennium Pharmaceuticals acquired all of the shares in Millennium BioTherapeutics owned by Eli Lilly and Company.

    - Millennium Pharmaceuticals and Millennium BioTherapeutics amended a rights exchange agreement which had allocated research opportunities to Millennium BioTherapeutics and a technology transfer and license agreement which provided for the mutual transfer of technology and granting of licenses.

    - Millennium BioTherapeutics amended its strategic alliance with Eli Lilly in the field of therapeutic proteins.

    - Millennium Pharmaceuticals entered into a merger agreement to acquire LeukoSite, Inc.

    Millennium Pharmaceuticals was organized as a Delaware corporation in 1993. Millennium Pharmaceuticals' World Wide Web site address is www.mlnm.com. The information in our web site is not incorporated by reference into this prospectus.

                             REASONS FOR THE MERGER

    Millennium Pharmaceuticals expects to benefit from the merger in two principal ways. First, Millennium Pharmaceuticals believes that it can achieve economies of scale by more fully integrating its operations with those of Millennium BioTherapeutics. Second, Millennium Pharmaceuticals believes that it will have increased flexibility to engage in transactions such as the pending LeukoSite acquisition by eliminating the potential for conflicts of interest with the minority stockholders of Millennium BioTherapeutics.

    The board of directors of Millennium BioTherapeutics, based on a recommendation of its special committee, believes that the merger is fair to, and in the best interests of, the Millennium BioTherapeutics Class B common stockholders. The special committee received an opinion from JSB Partners, L.P. as to the fairness, from a financial point of view, of the consideration to be paid in the merger. The board of directors and the special committee based their determination on, among other factors, the amount of the merger consideration and the fact that Millennium BioTherapeutics Class B common stock, which is illiquid and non-voting, will be converted into a voting security tradeable on the Nasdaq Stock Market.

  NO STOCKHOLDER APPROVAL REQUIRED; MILLENNIUM PHARMACEUTICALS BOARD APPROVAL

    We are not asking you to vote on the merger. At a meeting held on October 14, 1999, the board of directors of Millennium Pharmaceuticals resolved to merge Millennium BioTherapeutics into Millennium Pharmaceuticals. The resolution provides that the merger will be effective on the filing of a certificate of ownership and merger in Delaware, which is expected to occur on the 20(th) business day following the mailing of this information statement/prospectus. Because Millennium Pharmaceuticals owns all of the outstanding voting stock of Millennium BioTherapeutics, this resolution was sufficient to authorize the merger under Delaware law, the Millennium BioTherapeutics restated certificate of incorporation and the Millennium BioTherapeutics bylaws.

                                   THE MERGER

THE MERGER AGREEMENT (SEE PAGE 38)

    Millennium Pharmaceuticals and Millennium BioTherapeutics have entered into a merger agreement which provides that Millennium BioTherapeutics will merge with and into Millennium Pharmaceuticals and Millennium Pharmaceuticals will be the surviving company.

    THE MERGER AGREEMENT IS INCLUDED AS APPENDIX A TO THIS INFORMATION STATEMENT/PROSPECTUS. IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.

WHAT YOU WILL RECEIVE IN THE MERGER (SEE PAGE 38)

    Unless you exercise your appraisal rights, each share of Millennium BioTherapeutics Class B common stock that you own will be converted into a number of shares of Millennium Pharmaceuticals common stock equal to the average of (1) $15.00 divided by $62.536 and (2) $15.00 divided by the average of the last reported sale prices per share of Millennium Pharmaceuticals common stock on the

Nasdaq Stock Market over the 20 consecutive trading days ending on the trading day that is two trading days prior to the day the merger becomes effective. Millennium Pharmaceuticals will not issue any fractional shares. Instead, each Millennium BioTherapeutics stockholder who would otherwise have been entitled to receive a fractional share of Millennium Pharmaceuticals common stock will receive cash in place of that fractional share.

REGULATORY APPROVALS

    Except for filing a certificate of ownership and merger in Delaware and except for compliance with federal and state securities laws, neither Millennium Pharmaceuticals nor Millennium BioTherapeutics is aware of any material United States federal or state or foreign governmental regulatory requirement necessary to be complied with, or approval that must be obtained, in connection with the Merger.

BACKGROUND OF THE MERGER (SEE PAGE 26)

    In June 1999, Millennium Pharmaceuticals and Millennium BioTherapeutics began discussions regarding a possible merger between them. The board of directors of Millennium BioTherapeutics later created a special committee, consisting of a single disinterested director, to negotiate terms with Millennium Pharmaceuticals and to make a recommendation to the board regarding any proposed transaction. The special committee was advised by its own financial advisor and legal counsel. Negotiations continued through early October 1999. On October 14, 1999, the special committee recommended to the board of directors of Millennium BioTherapeutics that it approve the merger agreement. At meetings held on October 14, 1999, the board of directors of Millennium Pharmaceuticals and Millennium BioTherapeutics each approved the merger agreement.

OPINION OF FINANCIAL ADVISOR TO MILLENNIUM BIOTHERAPEUTICS (SEE PAGE 29)

    On October 14, 1999, JSB Partners, L.P. rendered its oral and written opinion, to the special committee of the board of directors of Millennium BioTherapeutics that, as of that date, the consideration of $15.00 per share, payable in shares of Millennium Pharmaceuticals common stock, that Millennium Pharmaceuticals proposed to pay in the merger was fair, from a financial point of view, to the holders of Class B common stock of Millennium BioTherapeutics.

    THE FULL TEXT OF THE WRITTEN OPINION OF JSB PARTNERS DATED OCTOBER 14, 1999, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, AND MATTERS CONSIDERED, IS ATTACHED AS APPENDIX B TO THIS INFORMATION STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF MILLENNIUM BIOTHERAPEUTICS SHOULD READ THE OPINION OF JSB PARTNERS IN ITS ENTIRETY.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 32)

    Millennium Pharmaceuticals and Millennium BioTherapeutics expect the merger to be tax free to Millennium BioTherapeutics stockholders (except for tax payable on cash received by Millennium BioTherapeutics stockholders instead of fractional shares of Millennium Pharmaceuticals common stock). Millennium Pharmaceuticals will receive an opinion of legal counsel that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

ACCOUNTING TREATMENT (SEE PAGE 33)

    The merger, if completed, will be accounted for as an exchange of shares between companies under common control and will result in the combination of the recorded book values of the assets, liabilities and shareholders' equity of Millennium Pharmaceuticals and Millennium BioTherapeutics.

APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS OF MILLENNIUM BIOTHERAPEUTICS (SEE
  PAGE 34)

    IF YOU OBJECT TO THE MERGER, DELAWARE LAW PERMITS YOU TO SEEK RELIEF AS A DISSENTING STOCKHOLDER AND HAVE THE "FAIR VALUE" OF YOUR SHARES OF MILLENNIUM BIOTHERAPEUTICS CLASS B COMMON STOCK DETERMINED BY A COURT AND PAID TO YOU IN CASH.

    This information statement/prospectus constitutes a notice of appraisal rights. If you are a Millennium BioTherapeutics stockholder and wish to dissent, you must deliver to Millennium Pharmaceuticals within 20 days from the date of mailing of this information statement/prospectus a written demand for appraisal of your shares.

    The relevant provisions of Delaware law are technical in nature and complex. If you wish to exercise appraisal rights and obtain appraisal of the fair value of your shares, you may wish to consult with legal counsel because the failure to comply strictly with these provisions may result in waiver or forfeiture of your appraisal rights.

    A COPY OF THE RELEVANT SECTION OF DELAWARE LAW GOVERNING THIS PROCESS IS ATTACHED AS APPENDIX C TO THIS INFORMATION STATEMENT/PROSPECTUS.

WHAT IS NEEDED TO COMPLETE THE MERGER (SEE PAGE 41)

    A few limited conditions must be satisfied before the merger will be completed. These include:

    - receipt by Millennium Pharmaceuticals of an opinion of its tax counsel that for U.S. federal income tax purposes, the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code; and

    - other customary contractual conditions specified in the merger agreement.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 42)

    Millennium Pharmaceuticals and Millennium BioTherapeutics may agree to terminate the merger agreement without completing the merger. In addition, either party may terminate the merger agreement if the other party has breached the agreement and not cured its breach or if the merger has not been completed by December 31, 2000.

AMENDMENT AND WAIVER OF THE MERGER AGREEMENT (SEE PAGE 42)

    Millennium Pharmaceuticals and Millennium BioTherapeutics may agree to amend the merger agreement prior to the time the merger becomes effective, subject to applicable law. Either of us can waive our right to require the other party to adhere to the terms and conditions of the merger agreement, if the law allows, at any time prior to the time the merger becomes effective. In order for Millennium BioTherapeutics to amend, or waive any of its rights under, the merger agreement, the special committee of Millennium BioTherapeutics' board of directors must recommend such amendment or waiver and the Millennium BioTherapeutics' board of directors must approve such amendment or waiver.

INTERESTS OF MILLENNIUM BIOTHERAPEUTICS' AND MILLENNIUM PHARMACEUTICALS'
  DIRECTORS AND OFFICERS IN THE MERGER (SEE PAGE 31)

    Some of the interests which executive officers and directors of Millennium BioTherapeutics and Millennium Pharmaceuticals have in the merger are different from your and their interests as stockholders. These involve primarily ownership by those persons of common stock and options to purchase common stock of Millennium BioTherapeutics and Millennium Pharmaceuticals.

    In addition, Millennium Pharmaceuticals owns approximately 88.9% of the outstanding shares of stock in Millennium BioTherapeutics and is a party to a rights exchange agreement and technology transfer and licensing agreement with Millennium BioTherapeutics. Each of those agreements was amended in connection with signing the merger agreement between Millennium Pharmaceuticals and Millennium BioTherapeutics.

    As of September 30, 1999, Millennium Pharmaceuticals had advanced an aggregate of approximately $13.9 million to Millennium BioTherapeutics. Under the merger agreement, Millennium Pharmaceuticals has agreed to make additional advances in reasonable amounts as and when requested by Millennium BioTherapeutics. Millennium Pharmaceuticals has agreed not to demand payment of any past or future advances until March 31, 2000.

COMPARISON OF STOCKHOLDER RIGHTS (SEE PAGE 57)

    If you own Millennium BioTherapeutics Class B common stock, unless you exercise your appraisal rights, you will become a stockholder of Millennium Pharmaceuticals upon completion of the merger. Your rights will then be governed by Millennium Pharmaceuticals' certificate of incorporation and bylaws, rather than Millennium BioTherapeutics' certificate of incorporation and bylaws. Your rights as a stockholder of Millennium Pharmaceuticals will differ from your rights as a stockholder of Millennium BioTherapeutics.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS, ALONG WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS INFORMATION STATEMENT/PROSPECTUS. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES AFFECTING MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS.
  ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO ADVERSELY AFFECT MILLENNIUM PHARMACEUTICALS' AND MILLENNIUM BIOTHERAPEUTICS' BUSINESS AND OPERATIONS. IF ANY OF THE FOLLOWING EVENTS ACTUALLY OCCURS, MILLENNIUM PHARMACEUTICALS' AND/OR MILLENNIUM BIOTHERAPEUTICS' BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD LIKELY SUFFER, POSSIBLY MATERIALLY. THE TERMS "WE," "OUR" AND "US" WHEN USED IN THIS SECTION CAPTIONED "RISK FACTORS" MEAN MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS.

RISKS RELATING TO OUR INDUSTRY, BUSINESS AND STRATEGY

THE GENOMICS INDUSTRY IS NEW; MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS HAVE NOT DEVELOPED OR COMMERCIALIZED ANY PRODUCTS

    The genomics industry is new and evolving rapidly. To date, neither Millennium Pharmaceuticals nor Millennium BioTherapeutics has developed or commercialized any products based on our genomics and related technologies. In addition, relatively few products based on gene discoveries have been developed and commercialized by others. Rapid technological development by either company or others may result in compounds, products or processes becoming obsolete before we recover our development expenses.

    The products that Millennium Pharmaceuticals and Millennium BioTherapeutics are developing will require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. Millennium Pharmaceuticals and Millennium BioTherapeutics may need to successfully address a number of technological challenges in order to complete development of any of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

MILLENNIUM PHARMACEUTICALS PLANS TO EXPAND RAPIDLY; IF MILLENNIUM
PHARMACEUTICALS CANNOT MANAGE ITS GROWTH SUCCESSFULLY, ITS GROWTH MAY SLOW OR
STOP

    Millennium Pharmaceuticals has rapidly expanded its operations and expects to continue to expand. Millennium Pharmaceuticals' growth has placed, and will continue to place, a significant strain on its management, operating and financial systems. If Millennium Pharmaceuticals cannot manage its expanding operations, it may not be able to continue to grow or it may grow at a slower pace. Furthermore, Millennium Pharmaceuticals' operating costs may escalate faster than planned. In order to manage its growth successfully, Millennium Pharmaceuticals must:

    - Maintain close coordination among its executive, finance, operations, research and development organizations;

    - Improve its operating, financial and accounting systems, procedures and controls;

    - Expand, train and manage its employee base effectively; and

    - Acquire and lease significant additional equipment and facilities.

ANY ACQUISITIONS MILLENNIUM PHARMACEUTICALS MAKES MAY NOT BE SCIENTIFICALLY OR COMMERCIALLY SUCCESSFUL

    Millennium Pharmaceuticals plans to effect acquisitions to obtain additional businesses, products, technologies, capabilities and personnel. If Millennium Pharmaceuticals makes one or more significant acquisitions in which the consideration includes stock or other securities, such as the pending

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LeukoSite acquisition, your equity in Millennium Pharmaceuticals may be significantly diluted. If Millennium Pharmaceuticals makes one or more significant acquisitions in which the consideration includes cash, Millennium Pharmaceuticals may be required to use a substantial portion of its available cash.

    Acquisitions involve a number of operational risks, including:

    - Difficulty and expense of assimilating the operations, technology and personnel of the acquired business;

    - Inability to retain the management, key personnel and other employees of the acquired business;

    - Inability to maintain the acquired company's relationships with key third parties, such as alliance partners;

    - Exposure to legal claims for activities of the acquired business prior to acquisition;

    - Diversion of management attention; and

    - Amortization of substantial goodwill and write-off of in-process research and development costs, adversely affecting Millennium Pharmaceuticals' reported results of operations.

MILLENNIUM PHARMACEUTICALS' AND MILLENNIUM BIOTHERAPEUTICS' GROWTH COULD BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL

    Millennium Pharmaceuticals' and Millennium BioTherapeutics' success is substantially dependent on the ability, experience and performance of our senior management and other key personnel. If we lose one or more of the members of our senior management or other key employees, our business and operating results could be seriously harmed. None of the members of Millennium Pharmaceuticals' or Millennium BioTherapeutics' senior management or other key employees is bound by a long-term employment agreement with either company.

    In addition, Millennium Pharmaceuticals' and Millennium BioTherapeutics' future success will depend heavily on our ability to continue to hire, train, retain and motivate additional skilled managerial and scientific personnel. The pool of personnel with the skills that we require is limited. Competition to hire from this limited pool is intense.

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING PRODUCTS AND SERVICES BEFORE OR MORE SUCCESSFULLY THAN WE DO

    The fields of genomics and pharmaceuticals are highly competitive. Millennium Pharmaceuticals and Millennium BioTherapeutics will not succeed if we cannot compete effectively in these fields. Many of Millennium Pharmaceuticals' and Millennium BioTherapeutics' competitors are substantially larger than we are and have substantially greater capital resources, research and development staffs and facilities than we have. Furthermore, many of Millennium Pharmaceuticals' and Millennium BioTherapeutics' competitors are more experienced than we are in drug discovery, development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, Millennium Pharmaceuticals' and Millennium BioTherapeutics' competitors may identify genes associated with diseases or discover, develop and commercialize products or services for such genes before we do. In addition, Millennium Pharmaceuticals' and Millennium BioTherapeutics' competitors may discover, develop and commercialize products or services which render non-competitive or obsolete the products or services that we or our strategic alliance partners are seeking to develop and commercialize.

RISKS RELATING TO FINANCING

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS HAVE INCURRED SUBSTANTIAL LOSSES, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE WILL NOT BE SUCCESSFUL UNLESS WE REVERSE THIS TREND

    Millennium Pharmaceuticals has incurred losses in three of the last five years and Millennium BioTherapeutics has incurred losses in each year since its founding. We expect to continue to incur operating losses in future periods.

    To date, substantially all of Millennium Pharmaceuticals' and Millennium BioTherapeutics' revenues have resulted from payments from strategic partners. We have not received any revenues from the sale of products.

    Millennium Pharmaceuticals and Millennium BioTherapeutics expect to increase our spending significantly as we continue to expand our infrastructure, research and development programs and commercialization activities. As a result, we will need to generate significant revenues to achieve profitability. Millennium Pharmaceuticals and Millennium BioTherapeutics cannot be certain whether or when this will occur because of the significant uncertainties that affect our business.

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS MAY NEED ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN AND MAY DILUTE YOUR OWNERSHIP INTEREST IN US

    Millennium Pharmaceuticals and Millennium BioTherapeutics will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our potential products, meet our obligations to our strategic alliance partners and manufacture and market any products and services that are approved for commercial sale. Millennium Pharmaceuticals and Millennium BioTherapeutics future capital requirements will depend on many factors, including the following:

    - Continued progress in our discovery and development programs;

    - The number and scope of our discovery and development programs;

    - The progress of the development efforts of our strategic partners;

    - The scope and results of clinical trials initiated by us;

    - The time and costs involved in obtaining regulatory approvals;

    - The cost of acquisitions of businesses, products and technologies;

    - The cost of manufacturing and commercialization activities;

    - The cost of continuing to build our infrastructure, including our additional facilities requirements and costs of recruiting personnel;

    - The timing, receipt, and amount of milestones and other payments from our alliance partners;

    - Our ability to establish and maintain strategic alliances;

    - The timing, receipt and amount of sales and royalties from our potential products and services in the market;

    - The costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the costs of obtaining any required licenses to technologies; and

    - Competing technological and market developments.

    Both Millennium Pharmaceuticals and Millennium BioTherapeutics expect that we will require significant additional financing in the future. We may seek to raise such financing through public or private equity offerings, debt financings or additional strategic alliance and licensing arrangements and other financing vehicles. Such additional financing may not be available when Millennium Pharmaceuticals and Millennium BioTherapeutics need it or may not be available on terms that are favorable to the company seeking it.

    If Millennium Pharmaceuticals or Millennium BioTherapeutics raises additional funds by issuing equity securities, further dilution to its then existing stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of such stockholders. If Millennium Pharmaceuticals or Millennium BioTherapeutics is unable to obtain adequate funding on a timely basis, it may be required to significantly curtail one or more of its discovery or development programs. Millennium Pharmaceuticals or Millennium BioTherapeutics also could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue on our own.

RISKS RELATING TO DEVELOPMENT OF TECHNOLOGY AND PRODUCTS

IF MILLENNIUM PHARMACEUTICALS' AND MILLENNIUM BIOTHERAPEUTICS' TECHNOLOGICAL APPROACHES ARE NOT SUCCESSFUL, WE WILL NOT BE ABLE TO DEVELOP AND COMMERCIALIZE ANY PRODUCTS AND SERVICES

    Millennium Pharmaceuticals and Millennium BioTherapeutics have directed our lead programs and development focus primarily to diseases that may be linked to several or many genes working in combination. Both we and the general scientific and medical communities have a limited understanding relating to the role of genes in these diseases. Millennium Pharmaceuticals' and Millennium BioTherapeutics' technological approaches to gene identification and target validation may not enable us to successfully identify and characterize genes that predispose individuals to diseases. If we do not identify such genes, we will not be able to successfully develop and commercialize any products or services. Even if we do identify such genes, we will have to do substantial additional work to translate these discoveries into products.

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS MAY NOT BE ABLE TO OBTAIN DNA SAMPLES OF FAMILIES AND POPULATIONS REQUIRED FOR OUR GENETIC STUDIES

    Millennium Pharmaceuticals' and Millennium BioTherapeutics' gene identification strategy includes genetic studies of families and populations prone to particular diseases. These studies require the collection of large numbers of DNA samples from affected individuals, their families and other suitable populations. The availability of DNA samples is important to our ability to discover the genes responsible for human diseases through human genetic approaches. Competition for these resources is intense, and access to suitable populations could be limited by forces beyond Millennium Pharmaceuticals' and Millennium BioTherapeutics' control, including governmental actions. Millennium Pharmaceuticals' and Millennium BioTherapeutics' competitors may have obtained access to significantly more family and population resources than we have obtained. As a result, Millennium Pharmaceuticals and Millennium BioTherapeutics may not be able to obtain access to DNA samples necessary to support our human gene discovery programs.

RISKS RELATING TO STRATEGIC ALLIANCE PARTNERS

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS DEPEND ON STRATEGIC ALLIANCE PARTNERS; OUR BUSINESS WILL SUFFER IF ANY OF OUR STRATEGIC ALLIANCE PARTNERS BREACHES ITS AGREEMENT OR FAILS TO SUPPORT OR TERMINATES ITS ALLIANCE WITH US

    Millennium Pharmaceuticals and Millennium BioTherapeutics conduct most of our discovery and development activities through strategic alliances. The success of these programs is heavily dependent on the efforts and activities of Millennium Pharmaceuticals' and Millennium BioTherapeutics' strategic alliance partners. Millennium Pharmaceutical's and Millennium BioTherapeutics' agreements with our alliance partners allow them significant discretion in determining the efforts and resources that they will apply to the alliance. Millennium Pharmaceuticals' and Millennium BioTherapeutics' existing and any future alliances may not be scientifically or commercially successful.

    The risks that Millennium Pharmaceuticals and Millennium BioTherapeutics face in connection with these alliances include:

    - If any of our alliance partners were to breach or terminate an agreement with either of us, reduce its funding or otherwise fail to conduct its collaborative activities successfully, we could be required to devote additional internal resources to the program that is the subject of the alliance, scale back or terminate the program or seek an alternative partner.

    - All of our strategic alliance agreements are subject to termination under various circumstances, including in many cases on short notice without cause. Some of our alliance agreements provide that if we fail to meet specified performance criteria, our alliance partner may terminate the agreement while maintaining rights and licenses to certain of our discoveries. If an alliance partner terminates its alliance with either of us, it may adversely affect the perception of us in the business and financial communities.

    - In our alliance agreements, we generally agree not to conduct certain research and development in the field that is the subject of the alliance. These agreements may have the effect of limiting the areas of research and development we may pursue, either alone or in collaboration with third parties.

    - Our alliance partners may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products and services that are the subject of the alliance with us. Such competing products and services may result in our alliance partner withdrawing financial and related support for our product and service candidates.

    - Reductions in marketing or sales efforts or a discontinuation of marketing or sales efforts of our products or services by our alliance partners would reduce our revenues, which in many cases will be based on a percentage of net sales by our alliance partner.

    - Our alliance partners may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries.

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS MAY NOT BE SUCCESSFUL IN ESTABLISHING ADDITIONAL STRATEGIC ALLIANCES

    An important element of Millennium Pharmaceuticals' and Millennium BioTherapeutics' business strategy is entering into strategic alliances for the development and commercialization of products and services based on our gene discoveries. We face significant competitors in seeking appropriate alliance partners. Millennium Pharmaceuticals or Millennium BioTherapeutics may not be successful in our efforts to establish additional strategic alliances or other alternative arrangements. The terms of any additional strategic alliances or other arrangements that we establish may not be favorable to us. Moreover, such strategic alliances or other arrangements may not be successful.

CONFLICTS MAY ARISE BETWEEN MILLENNIUM PHARMACEUTICALS AND ITS SUBSIDIARIES

    Millennium Pharmaceuticals has two subsidiaries, including Millennium BioTherapeutics, in which it has sold minority equity interests to third parties. Millennium Pharmaceuticals may establish additional subsidiaries in the future in which it sells minority equity interests to third parties. Conflicts may arise between Millennium Pharmaceuticals and such subsidiaries, including with respect to:

    - the allocation of business opportunities;

    - the sharing of rights, technologies, facilities, personnel and other resources; and

    - the fiduciary duties owed by officers and directors who provide services to both Millennium Pharmaceuticals and one or more of these subsidiaries.

RISKS RELATING TO INTELLECTUAL PROPERTY

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS MAY NOT BE ABLE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES AND WE MAY INFRINGE PATENT RIGHTS OF THIRD PARTIES

    The patent positions of pharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal, scientific and factual questions.

    Millennium Pharmaceuticals' and Millennium BioTherapeutics' success depends in significant part on our ability to:

    - Obtain patents;

    - Protect trade secrets;

    - Operate without infringing upon the proprietary rights of others; and

    - Prevent others from infringing on our proprietary rights.

    The validity and permissible scope of claims covered in genomics patents involve important unresolved legal principles. For example, there is significant uncertainty regarding the patentability of partial gene sequences and full-length genes in the absence of functional data and as to the scope of patent protection available for full-length genes and partial gene sequences. Moreover, certain groups have made certain gene sequences available in publicly accessible databases. These and other similar disclosures may adversely affect our ability to obtain patent protection for full-length genes claimed by us in patent applications that we file subsequent to such disclosures. Finally, there is substantial uncertainty as to whether human clinical data will be required for issuance of patents for human therapeutics. If such data are required, Millennium Pharmaceuticals' and Millennium BioTherapeutics' ability to obtain patent protection could be delayed or otherwise adversely affected.

    Patents may not issue from any patent applications that Millennium Pharmaceuticals or Millennium BioTherapeutics own or license. If patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Millennium Pharmaceuticals' and Millennium BioTherapeutics' patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States are maintained in secrecy until patents issue, third parties may have filed or maintained patent applications for technology used by Millennium Pharmaceuticals or Millennium BioTherapeutics or covered by our pending patent applications without our being aware of these applications.

    Millennium Pharmaceuticals or Millennium BioTherapeutics may not hold proprietary rights to certain patents related to our proposed products or services. In some cases, these patents may be owned or controlled by third parties. As a result, Millennium Pharmaceuticals or Millennium BioTherapeutics or our alliance partners may be required to obtain licenses under third party patents to market certain of our proposed products or services. If licenses are not available to Millennium Pharmaceuticals or Millennium BioTherapeutics on acceptable terms, we or our alliance partners will not be able to market these products or services.

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS MAY NOT BE ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL

    Millennium Pharmaceuticals and Millennium BioTherapeutics also rely significantly upon unpatented proprietary technology, information, processes and know how, including proprietary software and databases of proprietary gene sequences and biological information. Millennium Pharmaceuticals and Millennium BioTherapeutics seek to protect this information by confidentiality agreements with our respective employees, consultants and other third party contractors as well as through other security measures. These confidentiality agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS MAY BECOME INVOLVED IN EXPENSIVE PATENT LITIGATION OR OTHER INTELLECTUAL PROPERTY PROCEEDINGS WHICH COULD RESULT IN LIABILITY FOR DAMAGES OR STOP OUR DEVELOPMENT AND
COMMERCIALIZATION EFFORTS

    There has been substantial litigation and other proceedings regarding the complex patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Millennium Pharmaceuticals or Millennium BioTherapeutics may become a party to patent litigation or other proceedings regarding intellectual property rights. For example, we believe that certain of our patent applications cover genes that are also claimed in patent applications filed by others. Interference proceedings before the United States Patent and Trademark Office may be necessary to establish which party was the first to discover these genes.

    Other types of situations in which Millennium Pharmaceuticals and Millennium BioTherapeutics may become involved in patent litigation or other intellectual property proceedings include:

    - We may initiate litigation or other proceedings against third parties to enforce our respective patent rights.

    - We may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by such third parties or to obtain a judgment that our respective products or services do not infringe such third parties' patents.

    - If our competitors file patent applications that claim technology also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention.

    - If third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we will need to defend against such claims.

    The cost to Millennium Pharmaceuticals or Millennium BioTherapeutics of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other intellectual property proceeding is resolved unfavorably to Millennium Pharmaceuticals or Millennium BioTherapeutics, we or our alliance partners may be enjoined from manufacturing or selling our products and services without a license from the other party and be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

    Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Millennium Pharmaceuticals' or Millennium BioTherapeutics' ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

MILLENNIUM PHARMACEUTICALS OR MILLENNIUM BIOTHERAPEUTICS COULD LOSE IMPORTANT LICENSE RIGHTS IN CERTAIN CIRCUMSTANCES

    Millennium Pharmaceuticals and Millennium BioTherapeutics are parties to a number of technology in-licenses that are important to our business and expect to enter into additional licenses in the future. These licenses impose various commercialization, sublicensing, royalty, insurance and other obligations on Millennium Pharmaceuticals and Millennium BioTherapeutics. If we fail to comply with these requirements, the licensor will have the right to terminate the license.

RISKS RELATING TO PRECLINICAL TESTING AND CLINICAL TRIALS

CLINICAL TRIALS OF MILLENNIUM PHARMACEUTICALS' OR MILLENNIUM BIOTHERAPEUTICS' PRODUCT CANDIDATES MAY NOT BE SUCCESSFUL

    In order to obtain regulatory approvals for the commercial sale of Millennium Pharmaceuticals' and Millennium BioTherapeutics' future products, we or our alliance partners will be required to demonstrate through preclinical testing and clinical trials that the product is safe and efficacious. Neither Millennium Pharmaceuticals nor Millennium BioTherapeutics nor any of our alliance partners has initiated human clinical trials with respect to any product or service based upon our discoveries or filed an investigational new drug application with the FDA to do so.

    The results from preclinical testing of a product that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale, advanced stage clinical trials. Furthermore, Millennium Pharmaceuticals, Millennium BioTherapeutics, our collaborators or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons.

    The rate of completion of any clinical trials that Millennium Pharmaceuticals or Millennium BioTherapeutics conduct will be dependent on the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the availability of alternative treatments, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may cause Millennium Pharmaceuticals or Millennium BioTherapeutics to incur increased costs and program delays.

    Millennium Pharmaceuticals and Millennium BioTherapeutics expect to rely on our strategic alliance partners and other third parties to conduct clinical trials of our products in most circumstances. We will have less control over such clinical trials than if we were conducting the trials directly. As a result, these trials may not begin or be completed as planned.

REGULATORY RISKS

MILLENNIUM PHARMACEUTICALS OR MILLENNIUM BIOTHERAPEUTICS MAY NOT OBTAIN REGULATORY APPROVALS; THE APPROVAL PROCESS IS COSTLY AND LENGTHY

    Millennium Pharmaceuticals and Millennium BioTherapeutics must obtain regulatory approval for our ongoing development activities and before marketing or selling any of our future products or services. Millennium Pharmaceuticals or Millennium BioTherapeutics may not receive regulatory approvals to conduct clinical trials of our products or to manufacture or market our products and services. In addition, regulatory agencies may not grant such approvals on a timely basis or may revoke previously granted approvals.

    The process of obtaining United States Food and Drug Administration, or FDA, and other required regulatory approvals is lengthy and expensive. The time required for FDA and other clearances or approvals is uncertain and typically takes a number of years, depending on the complexity and novelty of the product. Any delay in obtaining or failure to obtain required clearance or approvals could materially adversely affect Millennium Pharmaceuticals' or Millennium BioTherapeutics' ability to generate revenues from the affected product or service. Millennium Pharmaceuticals and Millennium BioTherapeutics have only limited experience in filing and prosecuting applications necessary to gain regulatory approvals.

    Certain of the products that are likely to result from Millennium Pharmaceuticals' or Millennium BioTherapeutics' research and development programs may be based on new technologies and new therapeutic approaches that have not been extensively tested in humans. One example of such a technology is gene therapy. The regulatory requirements governing these types of products may be more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with any products that we develop based on these new technologies or new therapeutic approaches.

    Millennium Pharmaceuticals' and Millennium BioTherapeutics' analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

    Millennium Pharmaceuticals and Millennium BioTherapeutics also are subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of our future products and services. The approval procedure varies among countries. The time required to obtain foreign approvals often differs from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries.

    All of these regulatory risks also are applicable to development, manufacturing and marketing undertaken by our alliance partners or other collaborators.

EVEN IF MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS OBTAIN MARKETING APPROVAL, OUR PRODUCTS WILL BE SUBJECT TO ONGOING REGULATORY REVIEW

    The manufacturer of products for which Millennium Pharmaceuticals or Millennium BioTherapeutics obtain marketing approval and the manufacturing facilities used to make such products will be subject to continual review and periodic inspections by the FDA. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

    If Millennium Pharmaceuticals or Millennium BioTherapeutics fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions.

RISKS RELATING TO PRODUCT MANUFACTURING, MARKETING AND SALES

THE MARKET MAY NOT BE RECEPTIVE TO MILLENNIUM PHARMACEUTICALS' OR MILLENNIUM BIOTHERAPEUTICS' PRODUCTS AND SERVICES UPON THEIR INTRODUCTION

    The commercial success of Millennium Pharmaceuticals' or Millennium BioTherapeutics' products and services that are approved for marketing will depend upon their acceptance by the medical community and third party payors as clinically useful, cost effective and safe. Many of the products and services that we are developing are based upon new technologies or therapeutic approaches. As a result, it may be more difficult for us to achieve market acceptance of our products and services, particularly the first products and services that we introduce to the market based on new technologies and therapeutic approaches.

    Other factors that Millennium Pharmaceuticals and Millennium BioTherapeutics believe will materially affect market acceptance of our products and services include:

    - The timing of receipt of marketing approvals and the countries in which such approvals are obtained;

    - The safety, efficacy and ease of administration of the product; and

    - The success of physician education programs.

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS HAVE NO SALES AND MARKETING EXPERIENCE AND CAPABILITIES

    Millennium Pharmaceuticals and Millennium BioTherapeutics have no sales, marketing and distribution experience and capabilities. We plan to rely significantly on sales, marketing and distribution arrangements with our strategic alliance partners and other third parties for the products and services that we are developing. The terms of these arrangements may not be favorable to us. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties. Millennium Pharmaceuticals' or Millennium BioTherapeutics' future revenues will be materially dependent upon the success of the efforts of these third parties.

    If in the future Millennium Pharmaceuticals or Millennium BioTherapeutics determine to perform sales, marketing and distribution functions ourselves, we would face a number of additional risks, including:

    - We may not be able to attract and build a sufficient marketing staff or sales force;

    - The cost of establishing a marketing staff or sales force may not be justifiable in light of any product or service revenues; and

    - Our direct sales and marketing efforts may not be successful.

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS HAVE LIMITED MANUFACTURING CAPABILITIES AND WILL BE DEPENDENT ON THIRD PARTY MANUFACTURERS

    Millennium Pharmaceuticals and Millennium BioTherapeutics have limited manufacturing experience and no commercial or pilot scale manufacturing capabilities. In order to continue to develop products and services, apply for regulatory approvals and, ultimately, commercialize any products and services, we will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities.

    Millennium Pharmaceuticals and Millennium BioTherapeutics currently rely upon third parties to produce material for preclinical testing purposes and expect to continue to do so in the future. We also expect to rely upon third parties, including our strategic alliance partners, to produce materials required for clinical trials and for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. There are a limited number of manufacturers that operate under the FDA's good manufacturing practices regulations capable of manufacturing for us. If Millennium Pharmaceuticals or Millennium BioTherapeutics are unable to arrange for third party manufacturing of our respective products, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

    To the extent that Millennium Pharmaceuticals or Millennium BioTherapeutics enters into manufacturing arrangements with third parties, we will be dependent upon these third parties to perform their obligations in a timely manner. If such third party suppliers fail to perform their obligations, we may be adversely affected in a number of ways, including:

    - We may not be able to meet commercial demands for our products;

    - We may not be able to initiate or continue clinical trials of products that are under development; and

    - We may be delayed in submitting applications for regulatory approvals for our products.

    Millennium Pharmaceuticals or Millennium BioTherapeutics may in the future determine to manufacture certain of our products in our own manufacturing facilities. We will require substantial additional funds and need to recruit qualified personnel in order to build or lease and operate any manufacturing facilities. We may not be able to successfully develop our own manufacturing capabilities. Moreover, it may be very costly and time consuming for us to develop such capabilities.

    The manufacture of products by us and our alliance partners and suppliers is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of our products.

IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS OR SERVICES

    The availability of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product or service. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

    In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborative partners and market our products.

    If we or our collaborators obtain marketing approvals for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

ETHICAL, LEGAL AND SOCIAL ISSUED RELATED TO GENETIC TESTING MAY CAUSE MILLENNIUM PHARMACEUTICALS' OR MILLENNIUM BIOTHERAPEUTICS' DIAGNOSTIC PRODUCTS TO BE REJECTED BY CUSTOMERS OR PROHIBITED OR CURTAILED BY GOVERNMENTAL AUTHORITIES

    Diagnostic tests that evaluate genetic predisposition to disease raise issues regarding the use and confidentiality of the information provided by such tests. Insurance carriers and employers might discriminate on the basis of such information, resulting in a significant barrier to the acceptance of such tests by customers. Such discrimination could cause governmental authorities to prohibit or limit the use of such tests.

RISKS RELATING TO ONGOING OPERATIONS

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS WILL BE EXPOSED TO PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE PRODUCT LIABILITY INSURANCE

    Millennium Pharmaceuticals' and Millennium BioTherapeutics' business exposes each of us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of human therapeutic and diagnostic products. Product liability claims or product recalls, regardless of the ultimate outcome, could require us to spend significant time and money in litigation and to pay significant damages. Neither of us currently has product liability insurance coverage. We may not be able to obtain such product liability insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liability claims.

MILLENNIUM PHARMACEUTICALS AND MILLENNIUM BIOTHERAPEUTICS COULD INCUR LIABILITIES RELATING TO HAZARDOUS MATERIALS THAT WE USE IN OUR RESEARCH AND DEVELOPMENT ACTIVITIES

    Millennium Pharmaceuticals' and Millennium BioTherapeutics' research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. There is a risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result. This type of liability could exceed our resources.

MILLENNIUM PHARMACEUTICALS' STOCK PRICE COULD BE VOLATILE, WHICH COULD CAUSE YOU TO LOSE PART OR ALL OF YOUR INVESTMENT

    The trading price of Millennium Pharmaceuticals' common stock is likely to be volatile. The stock market in general, and the market for biotechnology companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. Prices for Millennium Pharmaceuticals' common stock will be determined in the marketplace and may be influenced by many factors, including variations in Millennium Pharmaceuticals' financial results, investors' perceptions of Millennium Pharmaceuticals and general economic, industry and market conditions.

MILLENNIUM PHARMACEUTICALS HAS ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF MILLENNIUM
PHARMACEUTICALS' COMMON STOCK

    Provisions of Millennium Pharmaceuticals' certificate of incorporation and bylaws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of Millennium Pharmaceuticals or otherwise adversely affect the price of Millennium Pharmaceuticals' common stock. For example, Millennium Pharmaceuticals' board of directors is staggered in three classes, so that only one-third of the directors can be replaced at any annual meeting. Additionally, Millennium Pharmaceuticals' bylaws limit the ability of stockholders to call a special meeting. Millennium Pharmaceuticals' certificate of incorporation also permits its board to issue shares of preferred stock without stockholder approval. In addition to delaying or preventing an acquisition, the issuance of a substantial number of preferred shares could adversely affect the price of Millennium Pharmaceuticals' common stock.

                            SELECTED FINANCIAL DATA

    The following tables show selected financial data, audited and unaudited, for Millennium Pharmaceuticals and Millennium BioTherapeutics.

               MILLENNIUM BIOTHERAPEUTICS SELECTED FINANCIAL DATA

    The following selected financial data for the period May 27, 1997 to December 31, 1997 and the year ended December 31, 1998 are derived from the audited financial statements of Millennium BioTherapeutics. The financial data for the nine month periods ended September 30, 1998 and 1999 are derived from unaudited financial statements. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999. The data should be read in conjunction with the financial statements, related notes, and other financial information included herein.

                                                PERIOD FROM                       NINE MONTHS ENDED
                                                INCEPTION,        YEAR ENDED        SEPTEMBER 30,
                                              MAY 27, 1997 TO    DECEMBER 31,   ---------------------
                                             DECEMBER 31, 1997       1998         1998        1999
                                             -----------------   ------------   ---------   ---------
Statement of Operations Data:
(in thousands, except per share amounts)
Revenue under strategic alliance...........      $    5,514        $  9,300     $  6,880    $  7,205
Costs and expenses:
Research and development...................           8,117          20,429       13,980      16,625
General and administrative.................           1,340           3,797        3,024       2,837
                                                 ----------        --------     --------    --------
                                                      9,457          24,226       17,004      19,462
                                                 ----------        --------     --------    --------
Loss from operations.......................          (3,943)        (14,926)     (10,124)    (12,257)
Interest income (expense), net.............             533             747          620         259
                                                 ----------        --------     --------    --------
Net loss...................................      $   (3,410)       $(14,179)    $ (9,504)   $(11,998)
                                                 ==========        ========     ========    ========
Basic and diluted net loss per share.......      $(3,410.00)       $(177.73)    $(249.45)   $ (31.48)
                                                 ==========        ========     ========    ========
Shares used in computing basic and diluted
  net loss per share.......................               1              80           38         381
                                                 ==========        ========     ========    ========

                                                              AS OF DECEMBER 31,        AS OF
                                                              -------------------   SEPTEMBER 30,
                                                                1997       1998         1999
                                                              --------   --------   -------------
Balance Sheet Data: (in thousands)
Cash, cash equivalents and marketable securities............  $16,940    $  7,628     $  5,591
Total assets................................................   18,133       9,075        7,560
Capital lease obligation, net of current portion............       --         528          453
Redeemable convertible preferred stock......................   20,000      20,000       20,000
Stockholders' deficit.......................................   (3,404)    (17,485)     (29,283)

               MILLENNIUM PHARMACEUTICALS SELECTED FINANCIAL DATA

    The following selected financial data for the five year period ended December 31, 1998 are derived from the audited consolidated financial statements of Millennium Pharmaceuticals. The financial data for the nine month periods ended September 30, 1998 and 1999 are derived from unaudited financial statements. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999. The data should be read in conjunction with the financial statements, related notes, and other financial information included or incorporated by reference herein. See "Where You Can Find More Information."

                                                                                            NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                   ----------------------------------------------------   ---------------------
                                     1994       1995       1996       1997       1998       1998        1999
                                   --------   --------   --------   --------   --------   ---------   ---------
Consolidated Statements of
Operations Data:
(in thousands, except per share
amounts)
Revenue under strategic
  alliances......................  $ 7,963    $22,880    $ 31,764   $ 89,933   $133,682   $ 75,719    $128,581
Costs and expenses:
Research and development.........   10,990     17,838      34,803     74,828    114,190     80,479     113,276
General and administrative.......    3,240      3,292       7,973     16,517     24,419     17,928      23,907
Acquired in-process R&D..........                                     83,800
Amortization of intangible
  asset..........................                                      2,397      2,702      2,027       2,027
                                   -------    -------    --------   --------   --------   --------    --------
                                    14,230     21,130      42,776    177,542    141,311    100,434     139,210
                                   -------    -------    --------   --------   --------   --------    --------
Income (loss) from operations....   (6,267)     1,750     (11,012)   (87,609)    (7,629)   (24,715)    (10,629)
Interest income (expense), net...     (105)      (466)      2,244      2,977      3,788      2,371       7,032
Minority interest................                                      3,410     14,179      9,504       2,204
                                   -------    -------    --------   --------   --------   --------    --------
Net income (loss)................  $(6,372)   $ 1,284    $ (8,768)  $(81,222)  $ 10,338   $(12,840)   $ (1,393)
                                   =======    =======    ========   ========   ========   ========    ========
Basic net income (loss) per share
  (pro forma in 1995 and 1996)...             $  0.09    $  (0.40)  $  (2.87)  $   0.34   $  (0.44)   $  (0.04)
                                              =======    ========   ========   ========   ========    ========
Shares used in computing basic
  net income (loss) per share....              13,852      21,697     28,323     30,319     29,434      35,817
                                              =======    ========   ========   ========   ========    ========
Diluted net income (loss) per
  share (pro forma in 1995 and
  1996)..........................             $  0.07    $  (0.40)  $  (2.87)  $   0.33   $  (0.44)   $  (0.04)
                                              =======    ========   ========   ========   ========    ========
Shares used in computing diluted
  net income (loss) per share....              17,854      21,697     28,323     31,508     29,434      35,817
                                              =======    ========   ========   ========   ========    ========

                                                     AS OF DECEMBER 31,                        AS OF
                                    ----------------------------------------------------   SEPTEMBER 30,
                                      1994       1995       1996       1997       1998         1999
                                    --------   --------   --------   --------   --------   -------------
Consolidated Balance Sheet Data:
(in thousands)
Cash, cash equivalents and
  marketable securities...........  $ 6,105    $17,847    $63,848    $ 96,557   $190,964     $225,180
Total assets......................   10,101     25,105     87,744     144,513    257,954      308,873
Long-term debt, net of current
  portion.........................    3,067      1,467
Capital lease obligation, net of
  current portion.................    2,359      2,499      9,308      19,809     24,827       25,984
Stockholders' equity..............    1,559     13,096     66,639      91,755    206,362      229,202

                           COMPARATIVE PER SHARE DATA

    Set forth below are earnings and book value per share data for Millennium Pharmaceuticals and Millennium BioTherapeutics on both historical and pro forma combined bases and on a per share equivalent pro forma basis for Millennium BioTherapeutics.

    - Pro forma combined earnings per share are derived from the Unaudited Pro Forma Combined Financial Information presented elsewhere in this information statement/prospectus, which gives effect to the merger under the exchange of shares between companies under common control method of accounting.

    - Book value per share for the pro forma combined presentation is based upon outstanding shares of Millennium Pharmaceuticals common stock, adjusted to include shares of Millennium Pharmaceuticals common stock assumed to be issued in the merger for outstanding shares of Millennium BioTherapeutics Class B common stock.

    - The per share equivalent pro forma combined data for shares of Millennium BioTherapeutics Class B common stock is based on the assumed conversion of each share of Millennium BioTherapeutics Class B common stock into .214 of a share of Millennium Pharmaceuticals common stock, based on an assumed average last reported sale price per share of Millennium Pharmaceuticals common stock over the 20 trading days ending on the second trading day before the effective date of the merger of $79.688, which was the last reported sale price per share on November 16, 1999.

    - The information set forth below should be read in conjunction with the historical financial statements of Millennium Pharmaceuticals incorporated by reference in this information statement/prospectus and the historical financial statements of Millennium BioTherapeutics and the "Unaudited Pro Forma Combined Financial Information" and the notes to each of them presented elsewhere herein.

                                                                                     NINE MONTHS
                                                                 YEAR ENDED             ENDED
                                                              DECEMBER 31, 1998   SEPTEMBER 30, 1999
                                                              -----------------   ------------------
Millennium Pharmaceuticals--Historical
  Income (loss) per common share:
    Basic...................................................      $   0.34             $  (0.04)
    Diluted.................................................      $   0.33             $  (0.04)
  Book value per share at period end........................      $   5.91             $   6.25

Millennium BioTherapeutics--Historical
  Loss per common share:
    Basic...................................................      $(177.73)            $ (31.48)
    Diluted.................................................      $(177.73)            $ (31.48)
  Book value per share at period end........................      $ (18.63)            $ (22.97)

Millennium Pharmaceuticals/Millennium BioTherapeutics--
  Pro Forma Combined
  Income (loss) per common share:
    Basic...................................................      $  (1.51)            $  (1.39)
    Diluted.................................................      $  (1.51)            $  (1.39)
  Book value per share at period end........................                           $  10.29

Equivalent Pro Forma
  Per share data imputed to existing stockholders
  Income (loss) per common share:
    Basic...................................................      $(834.06)            $(146.32)
    Diluted.................................................      $(834.06)            $(146.32)
  Book value per share at period end........................      $ (86.99)            $(107.26)

                         MARKET PRICE AND DIVIDEND DATA

    The following table reflects the range of the reported high and low last sale prices of shares of Millennium Pharmaceuticals common stock on the Nasdaq National Market tier of the Nasdaq Stock Market.

                                                                 COMMON STOCK
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
1997:
  First quarter.............................................   $21.50     $13.63
  Second quarter............................................   17.50       13.00
  Third quarter.............................................   21.13       12.50
  Fourth quarter............................................   21.25       16.75
1998:
  First quarter.............................................   22.38       17.75
  Second quarter............................................   19.00       14.13
  Third quarter.............................................   18.69       10.57
  Fourth quarter............................................   25.88       14.75
1999:
  First quarter.............................................   38.13       25.44
  Second quarter............................................   40.38       30.00
  Third quarter.............................................   77.41       36.75
  Fourth quarter (through November 3, 1999).................   86.00       62.25

    Millennium Pharmaceuticals common stock is listed on the Nasdaq Stock Market under the symbol "MLNM." The common stock of Millennium Pharmaceuticals has been listed on the Nasdaq Stock Market since May 6, 1996. Prior to May 6, 1996, Millennium Pharmaceuticals' common stock was not publicly traded. On
October 14, 1999, the last full trading day prior to the announcement of the merger, the closing price per share of Millennium Pharmaceuticals common stock was $83.469, as reported on the Nasdaq Stock Market. On November 18, 1999, the most recent practicable date prior to the mailing of this information statement/prospectus, the closing price per share of Millennium Pharmaceuticals common stock was $78.875, as reported on the Nasdaq Stock Market.

    Millennium Pharmaceuticals will apply for the listing on the Nasdaq Stock Market of the shares of Millennium Pharmaceuticals common stock to be issued in the merger.

    Millennium Pharmaceuticals has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of Millennium Pharmaceuticals' board of directors.

    There is no established public trading market for shares of Millennium BioTherapeutics stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This information statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some case you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because, with respect to both Millennium Pharmaceuticals and Millennium BioTherapeutics, they discuss future expectations, contain projections of future results of operations or of financial position or state other "forward-looking" information. The important factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this information statement/prospectus, provide examples of risks, uncertainties and events that may cause the actual results of either company to differ materially from the expectations described in these forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this information statement/prospectus could have an adverse effect on the business, results of operations and financial position of Millennium Pharmaceuticals or Millennium BioTherapeutics.

    Any forward-looking statements in this information statement/prospectus are not guarantees of future performances, and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements, possibly materially. Millennium Pharmaceuticals and Millennium BioTherapeutics disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section.

                                   THE MERGER

GENERAL

    We are furnishing this information statement/prospectus to you in connection with the proposed merger of Millennium BioTherapeutics with and into Millennium Pharmaceuticals.

    In the merger, each outstanding share of Millennium BioTherapeutics Class B common stock will be converted into a number of shares of Millennium Pharmaceuticals common stock equal to the average of (1) $15.00 divided by $62.536 and (2) $15.00 divided by the average of the last reported sale prices per share of Millennium Pharmaceuticals common stock on the Nasdaq Stock Market over the 20 consecutive trading days ending on the trading day that is two trading days prior to the day the merger becomes effective. If the shares of Millennium Pharmaceuticals common stock that you would receive in the merger includes a fraction of a share of Millennium Pharmaceuticals common stock, Millennium Pharmaceuticals will instead pay you an amount in cash equal to that fractional interest rather than give you a fractional share of Millennium Pharmaceuticals common stock.

    This information statement/prospectus is to inform you of the merger. Your vote is not required for the merger because Millennium Pharmaceuticals owns all of the voting stock of Millennium BioTherapeutics. Delaware law, which governs the merger, provides that in this situation, the merger may be effected by a resolution of the board of directors of Millennium Pharmaceuticals. As a result, no meeting, approval or consent of stockholders of Millennium BioTherapeutics is necessary to effect the merger. The merger will become effective no earlier than 20 business days after this information statement/prospectus is mailed to Millennium BioTherapeutics stockholders.

    This information statement/prospectus also constitutes a prospectus of Millennium Pharmaceuticals, which is a part of the registration statement on Form S-4 filed by Millennium Pharmaceuticals with the Securities and Exchange Commission under the Securities Act of 1933 in order to register the shares of Millennium Pharmaceuticals common stock to be issued to Millennium BioTherapeutics stockholders. The total aggregate amount of consideration to be received by Millennium BioTherapeutics' stockholders in the merger based on the closing price per share of Millennium Pharmaceuticals common stock on November 18, 1999 of $78.875, is approximately $30.1 million.

MILLENNIUM PHARMACEUTICALS' REASONS FOR THE MERGER

    Millennium Pharmaceuticals expects to benefit from the merger in two principal ways. First, Millennium Pharmaceuticals believes that it can achieve economies of scale by more fully integrating its operations with those of Millennium BioTherapeutics. Second, Millennium Pharmaceuticals believes that it will have increased flexibility to engage in transactions such as the pending LeukoSite acquisition by eliminating the potential for conflicts of interest with the minority stockholders of Millennium BioTherapeutics.

MILLENNIUM BIOTHERAPEUTICS' REASONS FOR THE MERGER

    Based on the recommendation of its special committee, the board of directors of Millennium BioTherapeutics believes that the terms of the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interest of, Millennium BioTherapeutics and its Class B common stockholders. Accordingly, the board of directors of Millennium BioTherapeutics approved the merger agreement. In reaching their respective determinations, the special committee and the board of directors consulted with the management of Millennium BioTherapeutics, as well as the legal counsel retained by the special committee and JSB Partners, L.P., who acted as financial advisor to the special committee, and considered a number of factors, including the following:

    - The merger consideration and recent trading prices for Millennium Pharmaceuticals common stock;

    - The financial presentation and the opinion of JSB Partners to the effect that the merger consideration was fair to the holders of Millennium BioTherapeutics Class B common stock from a financial point of view;

    - The fact that Millennium BioTherapeutics Class B common stock, which is illiquid, will be converted into a security which is tradeable on the Nasdaq Stock Market;

    - The opportunities for economies of scale and operating efficiencies that are anticipated to result from the merger;

    - The terms and conditions of the merger agreement, including the price, the scope of the parties' representations, warranties, covenants and agreements and the limited number of conditions to the obligations of Millennium Pharmaceuticals;

    - Millennium BioTherapeutics' strategic alternatives, including remaining a separate company; and

    - Millennium Pharmaceuticals' ownership of all of the voting stock of Millennium BioTherapeutics, as well as Millennium Pharmaceuticals' stated desire not to consider offers to sell its position in Millennium BioTherapeutics, making it impracticable to solicit any third-party bidder for Millennium BioTherapeutics.

    In reaching their determinations regarding the merger agreement, the special committee and the board of directors did not view any single reason as determinative. The special committee and the board of directors did not find it necessary or practicable to assign relative and specific weights to the reasons considered. Furthermore, individual directors may have given different weights to different reasons.

BACKGROUND OF THE MERGER

    In June 1999, John Maraganore, the General Manager of Millennium BioTherapeutics, and executive officers of Millennium Pharmaceuticals, including Mark Levin, Nicholas Galakatos, Steven Holtzman, Kevin Starr and John B. Douglas III, held preliminary discussions concerning a possible merger between the two companies.

    On June 11, 1999, the board of directors of Millennium BioTherapeutics authorized its management to engage in further negotiations regarding a proposed merger. On June 23, 1999, the board of directors of Millennium Pharmaceuticals authorized its management to engage in further negotiations regarding such a transaction.

    On July 1, 1999, representatives of Millennium Pharmaceuticals met with representatives of Eli Lilly to discuss the purchase of Eli Lilly's stock in Millennium BioTherapeutics. Such a purchase would give Millennium Pharmaceuticals ownership of all of the voting stock of Millennium BioTherapeutics, thus enabling Millennium Pharmaceuticals to effect a merger of the two companies without a vote of the stockholders of Millennium BioTherapeutics. These discussions led to a later exchange of letters and telephone conversations, culminating in a telephone conference on August 12, 1999 during which the parties reached preliminary agreement on a purchase price for Eli Lilly's shares in Millennium BioTherapeutics of $15.00 per share, payable in Millennium Pharmaceuticals common stock.

    In early July 1999, Dr. Maraganore retained JSB Partners to provide financial advice to Millennium BioTherapeutics in connection with the potential merger and retained Goodwin, Proctor & Hoar LLP to provide legal advice, in each case subject to the approval by the board of directors of

Millennium BioTherapeutics or a committee thereof. On July 28, 1999, the board of directors of Millennium BioTherapeutics held a meeting at which representatives of Goodwin, Proctor & Hoar LLP were present. The board of directors determined that all of the directors except David Martin were interested parties to the proposed transaction. Accordingly, the board of directors created a special committee, consisting of Mr. Martin, to negotiate the terms of the merger with Millennium Pharmaceuticals and to make a recommendation to the board of directors regarding any proposed transaction. The board awarded Mr. Martin compensation of $15,000 for his services on the special committee. Mr. Martin holds options to purchase 50,000 shares of Millennium BioTherapeutics Class B common stock.

    Counsel to Millennium BioTherapeutics informed Mr. Martin that he had the right to make his own choices for counsel and financial advisor to the special committee. After discussions with each of them regarding their experience, qualifications and independence, Mr. Martin decided to continue to retain JSB Partners and Goodwin, Procter & Hoar LLP as financial advisor and counsel, respectively.

    On August 6, 1999, the board of directors of Millennium Pharmaceuticals met to consider the proposed acquisition of shares from Eli Lilly and the proposed merger with Millennium BioTherapeutics. The Millennium Pharmaceuticals board created a special committee, consisting of Grant Heidrich and Eric Lander, to recommend to the full board the amount of consideration to be paid in the proposed transaction. The Millennium Pharmaceuticals special committee met on August 26, 1999 to consider the terms of the proposed merger. Following the meeting, the Millennium Pharmaceuticals special committee proposed to Dr. Maraganore that the merger be consummated at a price of $15.00 per share of Millennium BioTherapeutics Class B common stock, payable in shares of Millennium Pharmaceuticals common stock.

    On August 27, 1999, the Board of Directors of Millennium BioTherapeutics, including its special committee and the special committee's financial advisor and counsel, met regarding Millennium Pharmaceuticals' offer of $15.00 per share of Millennium BioTherapeutics Class B common stock, payable in shares of Millennium Pharmaceuticals common stock. Representatives of JSB Partners made a presentation regarding the methodology which would be used to evaluate the proposal including a list of comparable public and private companies. The Millennium BioTherapeutics special committee agreed to consider the proposal and, if appropriate, to negotiate its terms with Millennium Pharmaceuticals.

    On August 31, 1999, the board of directors of Millennium BioTherapeutics met with the special committee's financial advisor and counsel. Representatives of JSB Partners presented a financial analysis of the proposed transaction and stated that their preliminary conclusion was that a price of $15.00, payable in shares of Millennium Pharmaceuticals common stock, was fair. Over the period from August 29, 1999 through September 3, 1999, Mr. Martin had numerous conversations with the financial advisor and counsel to the special committee concerning the fairness of the financial and other terms of the proposed transaction. On September 3, 1999, Mr. Martin telephoned Mr. Douglas, the general counsel for Millennium Pharmaceuticals, and stated that the special committee was prepared to recommend the $15.00 per share proposal, subject to negotiation of certain other terms, including negotiation of a definitive merger agreement.

    On September 8, 1999, the board of directors of Millennium Pharmaceuticals met to discuss the terms of the proposed merger. The special committee of the Millennium Pharmaceuticals board reported that it had determined that the financial terms of the proposed merger were fair to Millennium Pharmaceuticals.

    During the period from September 20, 1999 through September 24, 1999,
Dr. Maraganore negotiated with Mr. Douglas concerning certain additional terms of the proposed merger. Dr. Maraganore proposed that the number of Millennium Pharmaceuticals shares to be issued be calculated by using the average of the 20-day trailing average of Millennium Pharmaceuticals stock price as of September 3, 1999, the date Mr. Martin had agreed to the price of $15.00 per share, and the 20-day trading average as of two days prior to the closing of the merger. Mr. Douglas and Dr. Maraganore also discussed, in connection with the proposed signing of a merger agreement, amending the rights exchange agreement and the technology transfer and license agreement between the two companies. The proposed amendments would delete the obligations of Millennium Pharmaceuticals to transfer specified investment opportunities and development rights and to grant specified licenses to Millennium BioTherapeutics. Mr. Douglas and Dr. Maraganore also discussed a proposal for Millennium Pharmaceuticals to commit itself to provide reasonable additional advances to Millennium BioTherapeutics through the effective date of the merger. Based on the recommendation of Mr. Douglas, the special committee of the board of directors of Millennium Pharmaceutical accepted these proposals.

    During September and early October of 1999, representatives of Millennium Pharmaceuticals and Eli Lilly continued to negotiate the details of the purchase of Eli Lilly's stock in Millennium BioTherapeutics. They agreed that the $15.00 per share purchase price would be payable at the closing, based on the average sale price of Millennium Pharmaceuticals common stock over the five trading days ending the day before the closing. They further agreed that an adjustment to the purchase price would be made following the effectiveness of the resale registration statement related to the shares of Millennium Pharmaceuticals to be issued to Eli Lilly. In connection with the adjustment, Millennium Pharmaceuticals would issue additional shares to Eli Lilly or Eli Lilly would return shares to Millennium Pharmaceuticals depending on whether the average sale price of Millennium Pharmaecuticals common stock over the 20 trading days ending on the day the registration rights agreement is declared effective, is lower or higher than the price used to calculate the number of shares issued at the closing.

    During the period from September to early October, 1999, counsel for the Millennium BioTherapeutics special committee negotiated the terms of the merger agreement with counsel for Millennium Pharmaceuticals.

    On October 12, 1999, the board of directors of Millennium Pharmaceuticals met to consider the terms of the proposed merger. On October 13, 1999, the board of directors of Millennium Pharmaceuticals again met and reviewed the terms and conditions of the proposed transaction. Mr. Douglas advised the board on the final terms of the definitive merger agreement and the responsibilities of the board. The board of directors preliminarily approved the merger agreement.

    On October 14, 1999, the board of directors of Millennium BioTherapeutics met and reviewed the final terms and conditions of the proposed transactions including the amendments to the rights exchange agreement and the technology transfer agreement and the commitment of Millennium Pharmaceuticals to provide reasonable additional advances. Representatives of JSB Partners made a financial presentation regarding the proposed merger and delivered the opinion of JSB Partners to the special committee that the consideration to be received by the holders of Class B common stock in the merger was fair from a financial point of view. The special committee then recommended to the board of directors the approval of the merger agreement. After discussion, the board of directors unanimously approved the terms of the merger agreement presented to it and authorized its execution and the execution of the amendments to the rights exchange agreement and the technology transfer agreement.

    On that same day, the board of directors of Millennium Pharmaceuticals gave final approval of the merger with Millennium BioTherapeutics.

    The definitive merger agreement was signed that day, and the merger was announced following the close of business on October 14, 1999.

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
OPINION OF FINANCIAL ADVISOR TO MILLENNIUM BIOTHERAPEUTICS

    The special committee of the board of Millennium BioTherapeutics retained JSB Partners, L.P. in the summer of 1999 to act as its financial advisor and to render an opinion to the special committee as to the fairness, from a financial point of view, of the consideration to be received by holders of Millennium BioTherapeutics Class B common stock pursuant to the proposed transaction with Millennium Pharmaceuticals. The special committee selected JSB Partners because of its reputation and experience in the field of biotechnology and pharmaceuticals generally, and in relation to transactions of the size and nature of the proposed transaction specifically. JSB Partners is a private firm engaged in providing advisory and investment banking services to biotechnology and pharmaceutical companies, including private placements, mergers and acquisitions, and corporate alliances.

    JSB Partners made a presentation to the board of directors and the special committee on August 27, 1999 describing the methodologies which it would use and the specific factors which it would take into account in determining the fairness of the proposed transaction. The special committee asked that JSB Partners assist in the negotiation of the specific terms of the transaction. On October 14, 1999, JSB Partners rendered to the special committee its oral and written opinion to the effect that, as of that date, and based on and subject to various considerations and assumptions stated at such time, the consideration that Millennium Pharmaceuticals proposed to pay in the merger in the form of Millennium Pharmaceuticals common stock, based on the conversion ratios in the merger agreement, was fair, from a financial point of view, to the non-voting common stockholders of Millennium BioTherapeutics.

    THE FULL TEXT OF THE WRITTEN OPINION OF JSB PARTNERS DATED OCTOBER 14, 1999, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, AND MATTERS CONSIDERED, IS ATTACHED AS APPENDIX B TO THIS INFORMATION STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE JSB PARTNERS OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND PERTAINS ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF MILLENNIUM BIOTHERAPEUTICS OTHER THAN MILLENNIUM PHARMACEUTICALS PURSUANT TO THE PROPOSED MERGER. THE SUMMARY OF THE OPINION OF JSB PARTNERS SET FORTH IN THIS INFORMATION STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. STOCKHOLDERS OF MILLENNIUM BIOTHERAPEUTICS SHOULD READ THE OPINION OF JSB PARTNERS IN ITS ENTIRETY.

    In conducting its investigation and analysis and in arriving at its opinion, JSB Partners reviewed publicly available information and information provided by Millennium BioTherapeutics which is not publicly available relating to the business, financial and operations of Millennium BioTherapeutics and Millennium Pharmaceuticals that JSB Partners deemed relevant and material. In arriving at its opinion, JSB Partners:

    - reviewed the merger agreement in the form presented to the special committee;

    - reviewed internal business plans and financial forecasts of Millennium BioTherapeutics, as prepared by senior management of Millennium BioTherapeutics;

    - held discussions with members of Millennium BioTherapeutics' senior management concerning Millennium BioTherapeutics' historical and current financial condition and operating results, as well as the future prospects of Millennium BioTherapeutics;

    - compared the financial position, resources and operating performance of Millennium BioTherapeutics with publicly traded companies and privately-held companies;

    - analyzed the historical market prices and valuation of public and privately-held companies that JSB Partners deemed relevant; and

    - compared the historical market price and trading activity of Millennium Pharmaceuticals with those of other publicly traded companies that JSB Partners deemed relevant.

    In addition, JSB Partners reviewed industry market research studies, company market research reports and conducted analyses as it deemed appropriate.

    The following is a brief summary of the material financial analyses JSB Partners used in connection with rendering its opinion.

    PUBLICLY TRADED MARKET COMPARABLES. JSB Partners noted that the profile of Millennium BioTherapeutics is unique within the fields of biopharmaceuticals and biotechnology. JSB Partners reviewed publicly available information and stock market information for a number of publicly traded companies that JSB Partners deemed relevant to the valuation of Millennium BioTherapeutics. For each comparable company, JSB Partners compared its financial and operating characteristics with those of Millennium BioTherapeutics, noting that there are differences in valuations of publicly traded companies and non-publicly traded companies such as Millennium BioTherapeutics.

    NON-PUBLICLY TRADED MARKET COMPARABLES. JSB Partners reviewed available information on the operations, financial results and valuations of a range of private companies that JSB Partners deemed relevant to the valuation of Millennium BioTherapeutics. These analyses took into account a number of factors of the companies, including their financial positions, technology platforms, R&D spending, staffing levels, corporate alliances and operating results.

    COMPANY PERFORMANCE. JSB Partners analyzed the financial and operating performance of Millennium BioTherapeutics since its inception in 1997, for the purpose of quantifying elements contributing to a change in value of Millennium BioTherapeutics. This included reviewing budgets, strategic and operating plans and detailed projections of future financial results. JSB Partners reviewed publicly available information about Millennium Pharmaceuticals' stock market performance, including certain analysts' commentaries, to determine the impact, if any, of Millennium BioTherapeutics' performance on the stock price of Millennium Pharmaceuticals.

    OTHER ANALYSES. JSB Partners reviewed the history of stock price movements of Millennium Pharmaceuticals for the purpose of determining whether it believed the current trading price levels of Millennium Pharmaceuticals stock fairly reflected the value of the shares that are being exchanged in the transaction.

    In preparing its opinion, JSB Partners assumed and relied on the accuracy and completeness of all information provided to JSB Partners by Millennium BioTherapeutics and assumed no responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of any of the assets or liabilities of Millennium BioTherapeutics and was not furnished with any such evaluations or appraisals. JSB Partners' opinion did not predict or take into account any possible economic, monetary or other changes which may occur, or information which may become available, after the date of its written opinion.

    The foregoing does not purport to be a complete description of the analyses performed by JSB Partners. The preparation of a fairness opinion is not susceptible to partial analysis or summary description. JSB Partners believes that its analyses must be considered as a whole, and that selecting portions of that analysis without considering all analyses and factors, would create an incomplete view of the processes underlying its opinion. JSB Partners may have given various analyses more or less weight than others. Any estimates contained in JSB Partners' analyses are not necessarily indicative of actual values and estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may be sold.

    Pursuant to the terms of JSB Partners' engagement letter with the special committee, Millennium BioTherapeutics paid JSB Partners a fee of $150,000, $75,000 of which was paid upon the execution of the engagement letter and the remaining $75,000 that was paid on the delivery of JSB Partners' opinion to the special committee. In addition, Millennium BioTherapeutics has also agreed to reimburse JSB

Partners for its out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, arising in connection with its engagement, and to indemnify JSB Partners, its affiliates and their respective directors, officers, employees and agents against certain liabilities, including certain liabilities arising under the federal securities laws. Other than in connection with the foregoing, JSB Partners has provided no investment banking services to Millennium BioTherapeutics or Millennium Pharmaceuticals for which it has received any compensation. Kenneth M. Bate, a partner in JSB Partners, served as a member of the Millennium BioTherapeutics board of directors from January 30, 1998 to April 6, 1998.

INTERESTS OF MILLENNIUM BIOTHERAPEUTICS' AND MILLENNIUM PHARMACEUTICALS'
  DIRECTORS AND OFFICERS IN THE MERGER

    You should be aware that certain officers and directors of Millennium BioTherapeutics and Millennium Pharmaceuticals may have certain interests in the merger that are different from, or in addition to, the interests of Millennium BioTherapeutics stockholders generally. These interests are summarized below.

    Mark Levin, a member of the board of directors and president of Millennium BioTherapeutics, is Chairman of the board of directors and Chief Executive Officer of Millennium Pharmaceuticals. Mr. Levin holds options for the purchase of 10,100 shares of common stock of Millennium BioTherapeutics. Mr. Levin owns 938,322 shares of common stock of Millennium Pharmaceuticals.

    Steven Holtzman, a member of the board of directors of Millennium BioTherapeutics, is Chief Business Officer of Millennium Pharmaceuticals.
Mr. Holtzman holds options for the purchase of 100 shares of common stock of Millennium BioTherapeutics and options for the purchase of 153,230 shares of common stock of Millennium Pharmaceuticals. Mr. Holtzman owns 146,500 shares of common stock of Millennium Pharmaceuticals.

    John Maraganore, Vice President and General Manager and a member of the board of directors of Millennium BioTherapeutics, will serve as a Vice President of Millennium Pharmaceuticals following the merger. Dr. Maraganone owns 579 shares of common stock of Millennium Pharmaceuticals and holds options for the purchase of 18,640 shares of Millennium Pharmaceuticals.

    Ronald Lindsay, Vice President of Development of Millennium BioTherapeutics, will serve as a Vice President of Millennium Pharmaceuticals following the merger. Mr. Lindsay holds options for the purchase of 25,100 shares of common stock of Millennium Pharmaceuticals. Mr. Lindsay owns 445 shares of common stock of Millennium Pharmaceuticals.

    Nicholas Galakatos, a member of the board of directors of Millennium BioTherapeutics, is Vice President of New Business of Millennium
Pharmaceuticals. Mr. Galakatos holds options for the purchase of 100 shares of common stock of Millennium BioTherapeutics and options for the purchase of 86,390 shares of common stock of Millennium Pharmaceuticals.

    MILLENNIUM BIOTHERAPEUTICS STOCK OPTIONS. Upon completion of the merger, Millennium Pharmaceuticals will assume Millennium BioTherapeutics' stock option plan and each of the outstanding options issued under the plan. Each option so assumed will continue to have the same terms and conditions it currently has except that it will be exercisable for the number of shares of Millennium Pharmaceuticals common stock that the holder would have received in the merger if the holder had exercised the option in full immediately prior to the closing of the merger and the exercise price will be adjusted appropriately. At September 30, 1999, executive officers and directors of Millennium BioTherapeutics and their affiliates collectively had options to acquire an aggregate of 100,310 shares of Millennium BioTherapeutics Class B common stock.

    ADVANCES TO MILLENNIUM BIOTHERAPEUTICS. As of September 30, 1999, Millennium Pharmaceuticals had advanced approximately $13.9 million to Millennium BioTherapeutics. Under the merger

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
agreement, Millennium Pharmaceuticals has agreed not to demand payment of such advances or any future advances until March 31, 2000.

EFFECTIVE TIME OF THE MERGER

    The merger will occur as soon as practicable on or after the 20(th) business day following the date this information statement/prospectus is mailed to the stockholders of Millennium BioTherapeutics. The merger will become effective upon filing of the certificate of ownership and merger with the Secretary of State of the State of Delaware or on such later date and time as may be specified in the certificate of ownership and merger. The time at which the merger becomes effective is referred to in this document as the "effective time of the merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material federal income tax considerations relevant to the merger that are applicable to holders of Millennium BioTherapeutics Class B common stock. This discussion is based on currently existing provisions of the Internal Revenue Code, existing Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Millennium Pharmaceuticals, Millennium BioTherapeutics or the holders of Millennium BioTherapeutics Class B common stock as described in this section.

    The holders of Millennium BioTherapeutics Class B common stock should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular stockholders in light of their particular circumstances, such as:

    - stockholders who are dealers in securities,

    - who are insurance companies or financial institutions,

    - who are foreign persons or entities, who do not hold their Millennium BioTherapeutics Class B common stock as capital assets, or

    - who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions.

    In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws. ACCORDINGLY, HOLDERS OF MILLENNIUM BIOTHERAPEUTICS CLASS B COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

    The consummation of the merger is conditioned upon Hale and Dorr LLP delivering a tax opinion at the closing of the merger to Millennium BioTherapeutics that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. The tax opinion will be subject to certain assumptions, limitations and qualifications, and is based upon certain factual representations of Millennium Pharmaceuticals and Millennium BioTherapeutics. The form of tax opinion has been filed as an exhibit to the registration statement of which this information statement/prospectus is a part. Assuming the merger is a reorganization, then, subject to the assumptions, limitations and qualifications referred to herein and in the tax opinion, the merger should result in the following federal income tax consequences:

    - No gain or loss will be recognized by holders of Millennium
      BioTherapeutics Class B common stock solely upon their receipt in the merger of Millennium Pharmaceuticals common stock in exchange therefor (except to the extent of cash received in lieu of a fractional share of Millennium Pharmaceuticals common stock).

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
    - The aggregate tax basis of the Millennium Pharmaceuticals common stock received by holders of Millennium BioTherapeutics Class B common stock in the merger (including any fractional share of Millennium Pharmaceuticals common stock not actually received) will be the same as the aggregate tax basis of the Millennium BioTherapeutics Class B common stock surrendered in exchange therefor.

    - The holding period of the Millennium Pharmaceuticals common stock received by each holder of Millennium BioTherapeutics Class B common stock in the merger will include the period for which the Millennium BioTherapeutics Class B common stock surrendered in exchange therefor was held, provided that the Millennium BioTherapeutics Class B common stock so surrendered is held as a capital asset at the time of the merger.

    - Cash payments received by holder of Millennium BioTherapeutics Class B common stock in lieu of a fractional share will be treated as if such fractional share of Millennium Pharmaceuticals common stock had been issued in the merger and then redeemed by the combined company. A Millennium BioTherapeutics stockholder receiving such cash will recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share.

    - Neither Millennium Pharmaceuticals nor Millennium BioTherapeutics will recognize gain or loss directly as a result of the merger.

    The parties will not request a ruling from the Internal Revenue Service in connection with the merger. Holders of Millennium BioTherapeutics Class B common stock should be aware that the tax opinion will not bind the Internal Revenue Service. In addition, the tax opinion is subject to certain assumptions, limitations and qualifications, including but not limited to the truth and accuracy of certain representations made by Millennium Pharmaceuticals and Millennium BioTherapeutics.

    A successful challenge by the Internal Revenue Service to the reorganization status of the merger would result in the holders of Millennium BioTherapeutics Class B common stock recognizing taxable gain or loss with respect to each share of Millennium BioTherapeutics Class B common stock surrendered. The amount of gain or loss would be equal to the difference between the stockholder's basis in such share and the fair market value, as of the effective time of the merger, of the Millennium Pharmaceuticals common stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Millennium Pharmaceuticals common stock so received would equal its fair market value as of the effective time of the merger, and the stockholder's holding period for such stock would begin the day after the merger.

ACCOUNTING TREATMENT

    The merger will be accounted for as an exchange of shares between companies under common control in accordance with generally accepted accounting principles. Under this method of accounting, the recorded book values of the assets, liabilities and shareholders' equity of Millennium Pharmaceuticals and Millennium BioTherapeutics will be combined.

LISTING OF SHARES OF MILLENNIUM PHARMACEUTICALS COMMON STOCK ON THE NASDAQ STOCK
  MARKET

    Millennium Pharmaceuticals has caused the shares of its common stock which are to be issued in the merger to be listed for trading on the Nasdaq Stock Market. Millennium Pharmaceuticals will cause the shares of its common stock which are to be issued upon exercise of Millennium BioTherapeutics options that will be assumed by Millennium Pharmaceuticals to be listed for trading on the Nasdaq Stock Market.

RESALE RESTRICTIONS AND LOCKUP AGREEMENTS

    Millennium Pharmaceuticals common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares issued to any Millennium BioTherapeutics stockholder who may be deemed to be an "affiliate" of Millennium BioTherapeutics or Millennium Pharmaceuticals for purposes of Rule 145 under the Securities Act. Under the merger agreement, Millennium BioTherapeutics has agreed to use its best efforts to obtain the agreement of each such affiliate receiving Millennium Pharmaceuticals shares in the merger not to transfer any Millennium Pharmaceuticals common stock received in the merger except in compliance with the resale provisions of Rule 144 or 145 under the Securities Act or as otherwise permitted under the Securities Act. This information statement/prospectus does not cover resales of Millennium Pharmaceuticals common stock received by any person upon completion of the merger, and no person is authorized to make any use of this information statement/prospectus in connection with any such resale.

APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS OF MILLENNIUM BIOTHERAPEUTICS

    If the merger is consummated, a holder of record of Millennium BioTherapeutics stock on the date of making a demand for appraisal, as described below, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 of the Delaware corporation statute and to receive payment for the "fair value" of those shares instead of the consideration provided for in the merger agreement. In order to be eligible to receive this payment, however, a stockholder must (1) continue to hold his or her shares through the time of the merger and (2) strictly comply with the procedures discussed under Section 262.

    This information statement/prospectus is being sent to all holders of record of Millennium BioTherapeutics stock and constitutes notice pursuant to
Section 262(d)(2) of the appraisal rights available to those holders under
Section 262. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES IN SECTION 262. FAILURE TO FOLLOW ANY OF THESE PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS UNDER SECTION 262. THE FOLLOWING IS A SUMMARY OF THE PRINCIPAL PROVISIONS OF
SECTION 262. The following summary is not a complete statement of Section 262 of the Delaware corporation statute, and is qualified in its entirety by reference to Section 262, which is incorporated herein by reference, together with any amendments to the laws that may be adopted after the date of this information statement/prospectus. A copy of Section 262 is attached as Appendix C to this information statement/prospectus.

    NOTICE REQUIREMENTS. Under Section 262, where a merger is accomplished pursuant to Section 253 of the Delaware General Corporation Law, either before or within 10 days after the effective date of the merger, Millennium Pharmaceuticals must notify each stockholder of Millennium BioTherapeutics entitled to appraisal rights of the merger and that appraisal rights are available to the stockholder and include in each notice a copy of Section 262. This information statement/prospectus constitutes the notice of appraisal rights to the record holders of Class B common stock.

    DEMAND FOR APPRAISAL. Only a record holder of shares of Millennium BioTherapeutics stock on the date of making a written demand for appraisal who continuously holds those shares through the time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder's name appears on the holder's stock certificates representing shares of Millennium BioTherapeutics stock. If Millennium BioTherapeutics stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If Millennium BioTherapeutics stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record.

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
    An authorized agent, including an agent for one or more joint owners, may execute the demand for appraisal for a holder of record; that agent, however, must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares. If a stockholder holds shares of Millennium BioTherapeutics Stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

    A record holder such as a broker, fiduciary, depository or other nominee who holds shares of Millennium BioTherapeutics stock as a nominee for more than one beneficial owner, some of whom desire to demand appraisal, may exercise appraisal rights on behalf of those beneficial owners with respect to the shares of Millennium BioTherapeutics stock, held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of Millennium BioTherapeutics stock covered by it. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of Millennium BioTherapeutics stock held in the name of the record owner.

    In order to exercise appraisal rights, a stockholder must, within twenty days after the date of mailing of this information statement/prospectus, demand in writing from Millennium Pharmaceuticals, as the surviving corporation, an appraisal of his, her or its shares of Millennium BioTherapeutics Class B common stock. Such demand will be sufficient if it reasonably informs Millennium Pharmaceuticals of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his, her or its shares of Millennium BioTherapeutics Class B common stock. Failure to make such demand on or before the expiration of such twenty day period will foreclose a stockholder's rights to appraisal. Stockholders should not expect to receive any additional notice with respect to the deadline for demanding appraisal rights. All demands should be delivered to Millennium Pharmaceuticals, Attention: John
B. Douglas III, 75 Sidney Street, Cambridge, Massachusetts 02139, telephone
(617) 679-7000.

    BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE EXERCISE OF APPRAISAL RIGHTS WITHIN TWENTY DAYS OF THE MAILING OF THE NOTICE.

    FILING OF PETITION. Within 120 days after the effective date of the merger, any stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from Millennium BioTherapeutics a statement setting forth the aggregate number of shares of common stock not voting in favor of the merger and with respect to which demands for appraisal were received by Millennium BioTherapeutics and the number of holders of such shares. Millennium BioTherapeutics must mail this statement within 10 days after it receives the written request or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

    Within 120 days after the effective date of the merger, the surviving corporation or any stockholder who has complied with the requirements of
Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Millennium BioTherapeutics stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on Millennium Pharmaceuticals. If no petition is filed by either Millennium Pharmaceuticals or any dissenting shareholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease.

    Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation is under no obligation to, and has no present intention to, take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action

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
with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

    HEARING IN CHANCERY COURT. If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Millennium BioTherapeutics stock owned by those stockholders. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. The court will determine the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the fair value. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable.

    Although Millennium BioTherapeutics believes that the consideration to be received by its stockholders for their shares of Millennium BioTherapeutics common stock is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the court and stockholders should recognize that such an appraisal could result in a determination of a value that is higher or lower than, or the same as, the merger consideration. Moreover, Millennium Pharmaceuticals does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of
Section 262, the "fair value" of a share of Millennium BioTherapeutics common stock is less than the merger consideration.

    DETERMINATION OF FAIR VALUE. In determining "fair value," the Delaware Court is required to take into account all relevant factors. In WEINBERGER V. UOP, INC., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation.

    Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In CEDE & CO. V. TECHNICOLOR, INC., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In WEINBERGER, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

    EXPENSES. Each dissenting stockholder is responsible for his or her attorneys' and expert witness expenses, although upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney's fees and the fees and expenses of experts) be charged pro rata against the value of all shares of Millennium BioTherapeutics stock entitled to appraisal. In the absence of a court determination or assessment, each party bears its own expenses.

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    NO RIGHT TO VOTE OR RECEIVE DIVIDENDS.  Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Millennium BioTherapeutics stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the merger.

    WITHDRAWAL. A stockholder may withdraw a demand for appraisal and accept the Millennium Pharmaceuticals common stock at any time within 60 days after the effective date of the merger, or thereafter may withdraw a demand for appraisal with the written approval of Millennium Pharmaceuticals. Notwithstanding the foregoing, if an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery's deeming the terms to be just. If, after the merger, a holder of Millennium BioTherapeutics stock who had demanded appraisal for his shares fails to perfect or loses his right to appraisal, those shares will be treated as if they were converted into Millennium Pharmaceuticals common stock at the time of the merger.

    IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF THE DELAWARE CORPORATE LAW, ANY MILLENNIUM BIOTHERAPEUTICS STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT A LEGAL ADVISOR.

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                              THE MERGER AGREEMENT

    In this section of the information statement/prospectus, we describe the material provisions of the merger agreement. We have attached a copy of the merger agreement as Appendix A to this information statement/prospectus and incorporate the merger agreement into this information statement/prospectus by reference. The summary of the merger agreement we provide below is qualified in its entirety by reference to the merger agreement. We encourage you to read the merger agreement because it is the legal document that governs the merger.

THE MERGER

    Under the terms and subject to the conditions set forth in the merger agreement, Millennium BioTherapeutics will merge with and into Millennium Pharmaceuticals, with Millennium Pharmaceuticals continuing as the surviving corporation.

CONSIDERATION TO BE RECEIVED IN THE MERGER

    At the time of the merger, each outstanding share of Millennium BioTherapeutics common stock will be converted into the right to receive a number of shares of Millennium Pharmaceuticals common stock equal to the average of (1) $15.00 divided by $62.536 and (2) $15.00 divided by the average of the last reported sale prices per share of Millennium Pharmaceuticals common stock on the Nasdaq Stock Market over the 20 consecutive trading days ending on the trading day that is two trading days prior to the day the merger becomes effective.

    Each share of Millennium BioTherapeutics stock owned by Millennium BioTherapeutics as treasury stock or by Millennium Pharmaceuticals will be automatically canceled and retired in the merger and will cease to exist, and no securities of Millennium Pharmaceuticals or other consideration will be delivered in exchange for those shares.

PROCEDURES FOR SURRENDER OF MILLENNIUM BIOTHERAPEUTICS CERTIFICATES; FRACTIONAL
  SHARES

    SURRENDER OF MILLENNIUM BIOTHERAPEUTICS CERTIFICATES. As soon as reasonably practicable after the effective time of the merger, EquiServe, the exchange agent for the merger, will send a letter of transmittal and instructions with respect to the surrender by Millennium BioTherapeutics stockholders of their Millennium BioTherapeutics stock certificates to each former Millennium BioTherapeutics stockholder.

    Upon compliance with the transmittal letter, Millennium BioTherapeutics stockholder will be entitled to receive a stock certificate representing whole shares of Millennium Pharmaceuticals common stock which such holder has the right to receive pursuant to the merger agreement, together with a cash payment in lieu of fractional shares, if any.

    After the merger, until surrendered to the exchange agent, each certificate that previously represented shares of Millennium BioTherapeutics stock will represent only the right to receive upon surrender a certificate evidencing whole shares of Millennium Pharmaceuticals common stock into which such shares of Millennium BioTherapeutics stock were converted in the merger and cash in lieu of fractional shares of Millennium Pharmaceuticals common stock, if any, as described below.

    Holders of certificates previously representing shares of Millennium BioTherapeutics stock will not be paid dividends or other distributions payable to holders of record of shares of Millennium Pharmaceuticals common stock as of any record date after the effective time of the merger, until their certificates are surrendered to the exchange agent. When their certificates are surrendered, any unpaid dividends with a record date after the effective time of the merger but prior to such surrender with respect to whole shares of Millennium Pharmaceuticals common stock and any cash in lieu of fractional

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
shares of Millennium Pharmaceuticals common stock payable as described below will be paid without interest.

    We will close Millennium BioTherapeutics's stock transfer books at the effective time of the merger, and no further transfers of shares of Millennium BioTherapeutics stock will be recorded on its stock transfer books. If a transfer of ownership of Millennium BioTherapeutics stock that is not registered in the transfer records of Millennium BioTherapeutics has occurred, a certificate representing the proper number of shares of Millennium Pharmaceuticals common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any, so long as:

    - The Millennium BioTherapeutics stock certificates are accompanied by all documents required to evidence and effect the transfer; and

    - The person requesting such payment pays any transfer or other taxes required by reason of the issuance of shares of Millennium Pharmaceuticals common stock or the person requesting payment establishes to Millennium Pharmaceuticals' satisfaction that all such taxes have been paid.

    FRACTIONAL SHARES. No fractional share of Millennium Pharmaceuticals common stock will be issued to any Millennium BioTherapeutics stockholder upon surrender of certificates previously representing Millennium BioTherapeutics stock. Instead, the exchange agent will pay to each of those stockholders an amount in cash determined by multiplying the fractional share interest to which the holder would otherwise be entitled by the average of $62.536 and the average of the last reported sale price of a share of Millennium Pharmaceuticals common stock on the Nasdaq Stock Market over the 20 consecutive trading days ending on the second trading day prior to the effective time of the merger.

EFFECT ON THE MILLENNIUM BIOTHERAPEUTICS 1997 EQUITY INCENTIVE PLAN

    At the effective time of the merger, Millennium Pharmaceuticals will assume the Millennium BioTherapeutics' 1997 Equity Incentive Plan and each option granted under the plan that is outstanding and unexercised immediately prior to the effective time of the merger. Each option so assumed will continue to have the same terms and conditions, including vesting terms, it currently has except that it will be exercisable for shares of Millennium Pharmaceuticals common stock. The number of shares subject to the option and the exercise price will be adjusted as described below.

    The number of shares of Millennium Pharmaceuticals common stock subject to the option after its assumption will be equal to the number of shares of Millennium BioTherapeutics Class B common stock subject to the Millennium BioTherapeutics option multiplied by the average of (1) $15.00 divided by $62.536 and (2) $15.00 divided by the average of the last reported sale prices per share of Millennium Pharmaceuticals common stock on the Nasdaq Stock Market over the 20 consecutive trading days ending on the trading day that is two trading days prior to the day the merger becomes effective (and rounding any fractional shares down to the nearest whole share).

    The exercise price per share of Millennium Pharmaceuticals common stock will be equal to the exercise price for the shares of Millennium BioTherapeutics Class B common stock subject to the Millennium BioTherapeutics option divided by the average of (1) $15.00 divided by $62.536 and (2) $15.00 divided by the average of the last reported sale prices per share of Millennium Pharmaceuticals common stock on the Nasdaq Stock Market over the 20 consecutive trading days ending on the trading day that is two trading days prior to the day the merger becomes effective (rounded up to the nearest whole cent).

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
REPRESENTATIONS AND WARRANTIES

    Millennium Pharmaceuticals and Millennium BioTherapeutics have made representations and warranties in the merger agreement relating to, among other things:

    - Their corporate organization, qualification, standing and power;

    - Their capital structures;

    - The authorization, execution, delivery, and enforceability of the merger agreement and related matters;

    - Required consents, approvals, orders and authorizations of governmental authorities relating to, and non-contravention of certain agreements as a result of, the merger agreement;

    - Documents filed by Millennium Pharmaceuticals with the SEC and the accuracy of the information contained in such documents;

    - Absence of certain adverse material changes or events with respect to Millennium Pharmaceuticals since September 30, 1999; and

    - Litigation with respect to Millennium Pharmaceuticals.

    The merger agreement also contains a representation and warranty of Millennium BioTherapeutics relating to the opinion of its financial advisor.

    The representations and warranties made by the parties to the merger agreement will not survive the effective time of the merger, but they form the basis of a condition to the obligations of Millennium Pharmaceuticals and Millennium BioTherapeutics to complete the merger.

COVENANTS

    CLOSING EFFORTS. Each party has agreed to use its reasonable best efforts to take all actions and do all things necessary, proper or advisable to complete the merger and other transactions contemplated in the merger agreement including:

    - Ensuring that its representations and warranties remain true and correct in all material respects through the closing of the merger; and

    - Ensuring that the conditions to the obligations of the other party to consummate the merger are satisfied.

    NO STOCKHOLDER VOTE. Each party has agreed to take all necessary and appropriate action for the merger to become effective without a vote of the stockholders of Millennium BioTherapeutics in accordance with the provisions of
Section 253 of the Delaware General Corporation Law.

    INFORMATION STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT. Millennium Pharmaceuticals has agreed in the merger agreement to prepare and file with the SEC this information statement/prospectus and the related registration statement on Form S-4 and use its reasonable best efforts to have the registration statement declared effective as promptly as practicable.

    OPERATION OF BUSINESS. Millennium BioTherapeutics has agreed in the merger agreement that during the period from the date of the merger agreement and continuing until the effective time of the merger, Millennium BioTherapeutics will carry on its businesses in the ordinary course and in compliance with all applicable laws and regulations and use its reasonable best efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of their current officers and employees and preserve its relationships with customers, suppliers and others with whom it has business dealings.

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
    LISTING OF MILLENNIUM PHARMACEUTICALS COMMON STOCK. Millennium Pharmaceuticals has agreed in the merger agreement to list the shares of its common stock to be issued in the merger on the Nasdaq Stock Market.

    FUNDING OBLIGATIONS. Millennium Pharmaceuticals has agreed in the merger agreement that:

    - Until March 31, 2000, it will not demand any payments of intercompany advances it has made or will make to Millennium BioTherapeutics; and

    - Until the effective time of the merger, it will make reasonable additional advances of money to Millennium BioTherapeutics, as and when requested by Millennium BioTherapeutics.

    INSURANCE AND INDEMNIFICATION. After the merger, Millennium Pharmaceuticals has agreed that it will indemnify each present and former director and officer of Millennium BioTherapeutics against any claims, losses and liabilities, including related costs and expenses, pertaining to matters occurring prior to the effective time of the merger. For three years after the merger, Millennium Pharmaceuticals will maintain in effect directors' and officers' liability insurance covering acts or omissions occurring prior to and as of the effective time of the merger. Millennium Pharmaceuticals and its subsidiaries will not, however, be required to pay, in total, an annual premium for the insurance described in this paragraph in excess of 150% of the current annual premium paid by Millennium BioTherapeutics for its existing coverage prior to the merger.

CONDITIONS

    The obligations of each party to the merger agreement to complete the merger are subject to the satisfaction or waiver of various conditions on or before the effective time of the merger, which include, in addition to other customary closing conditions, the following:

    - Millennium Pharmaceuticals shall have received an opinion of Hale and Dorr LLP to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

    - No litigation brought by any governmental entity seeking to enjoin completion of the merger, and no order, executive order, stay, decree, judgment or injunction or statute, rule or regulation shall be in effect that prohibits the completion of the merger;

    - The registration statement on Form S-4 of which this information statement/prospectus is a part shall have been declared effective and shall not be the subject of any stop order, and any proceedings shall not have been brought or threatened by the SEC for that purpose; and

    - All waivers, permits, consents, approvals or other authorizations required to be obtained, and all registrations, filings and notices required to be made, by Millennium Pharmaceuticals and Millennium BioTherapeutics prior to the completion of the merger and the related transactions shall have been obtained from, and made with, all required governmental entities except for those whose failure to obtain or effect would not have a material adverse effect, at or after the effective time of the merger, on Millennium BioTherapeutics or Millennium Pharmaceuticals.

    The obligation of Millennium BioTherapeutics to effect the merger is also subject to the satisfaction of the following conditions:

    - The representations and warranties of Millennium Pharmaceuticals in the merger agreement (when read to exclude any qualification or exception as to materiality or material adverse effect) shall be true and correct as of the closing date of the merger, provided that those representations and warranties that address matters only as of a particular date shall remain true and correct in all material respects as of such particular date; and

    - Millennium Pharmaceuticals shall have performed in all material respects all agreements and covenants required to be performed or complied with under the merger agreement at or prior to the closing date of the merger.

    The obligation of Millennium Pharmaceuticals to effect the merger is also subject to the satisfaction of the following conditions:

    - The representations and warranties of Millennium BioTherapeutics in the merger agreement (when read to exclude any qualification or exception as to materiality or material adverse effect) shall be true and correct as of the closing date of the merger, provided that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects as of such particular date;

    - Millennium BioTherapeutics shall have performed in all material respects all agreements and covenants required to be performed or complied with under the merger agreement at or prior to the closing date of the merger; and

    - Millennium BioTherapeutics shall have obtained any necessary consent or approval of any third party except where the failure to obtain such consent or approval could not reasonably be expected to result in a material adverse effect on Millennium BioTherapeutics.

TERMINATION

    The merger agreement provides that prior to the effective time of the merger, the merger agreement may be terminated:

    - by mutual written consent of Millennium Pharmaceuticals and Millennium BioTherapeutics;

    - by either Millennium Pharmaceuticals or Millennium BioTherapeutics if:

       (1) we do not complete the merger on or before December 31, 2000, except that a party may not terminate the merger agreement for this reason if its failure to fulfill its obligations is the cause of a merger not being completed by December 31, 2000; or

       (2) the other party is in breach of any representation, warranty or covenant in the merger agreement and such breach is not cured within 20 days following delivery of a written notice of such breach.

AMENDMENTS AND WAIVERS

    The parties to the merger agreement may mutually amend the merger agreement. Any amendment must be in writing and signed by both parties. The merger agreement permits Millennium BioTherapeutics and Millennium Pharmaceuticals to mutually waive any inaccuracies in the representations of the other party and waive compliance with any of the agreements or conditions contained in the merger agreement. Millennium BioTherapeutics may only agree to amend the merger agreement, or to grant a waiver, if the special merger committee of the Millennium BioTherapeutics board of directors recommends such amendment or waiver and the board of directors of Millennium BioTherapeutics approves such amendment or waiver.

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
               INFORMATION CONCERNING MILLENNIUM PHARMACEUTICALS

    Millennium Pharmaceuticals seeks to discover and develop proprietary therapeutic and diagnostic human healthcare products and services based on the discovery and understanding of the medical usefulness of genes. Millennium Pharmaceuticals employs genetics and genetic analysis, also called genomics, and uses computer-based information systems to assist in the identification of analysis and elucidation of the biological function of genes. Millennium Pharmaceuticals applies its technology across the entire healthcare sector, from gene identification through patient management.

    Millennium Pharmaceuticals was organized as a Delaware corporation in 1993. Its principal executive offices are located at 75 Sidney Street, Cambridge, Massachusetts 02139, and its telephone number is 617 679-7000. Its World Wide Web site address is WWW.MLNM.COM. The information in its website is not incorporated by reference into this information statement/prospectus.

RECENT TRANSACTIONS

    PURCHASE OF ELI LILLY SHARES. On October 14, 1999, Millennium Pharmaceuticals purchased all of the shares of Millennium BioTherapeutics Series B preferred stock owned by Eli Lily and Company. Millennium Pharmaceuticals issued Eli Lilly 360,198 shares of Millennium Pharmaceuticals common stock in exchange for all shares of Millennium BioTherapeutics Series B preferred stock owned by Eli Lilly.

    Millennium Pharmaceuticals agreed to register the shares it issued for resale by Eli Lilly under the Securities Act. When such a registration statement becomes effective, Millennium Pharmaceuticals will issue additional shares of stock to Eli Lilly or Eli Lilly will return some shares of stock to Millennium Pharmaceuticals. Which of these adjustments is made will depend on the average sale price of Millennium Pharmaceuticals common stock during the five trading days ending on the first trading day before the resale registration statement is declared effective. If the product of:

    - 2,000,000, times

    - $15.00 divided by such average sale price

is less than the number of shares issued to Eli Lilly, Millennium
Pharmaceuticals will issue a number of additional shares equal to the difference. If the product exceeds the number of shares issued to Eli Lilly, Eli Lilly will return a number of shares to Millennium Pharmaceuticals equal to the excess.

    ACQUISITION OF LEUKOSITE, INC. On October 14, 1999, Millennium Pharmaceuticals signed a merger agreement with LeukoSite, Inc. If this merger is completed, LeukoSite will become a wholly-owned subsidiary of Millennium Pharmaceuticals. Under the terms of the merger agreement, LeukoSite shareholders will receive 0.4296 shares of Millennium Pharmaceuticals common stock in exchange for each LeukoSite share. In connection with this transaction, Millennium Pharmaceuticals expects to issue approximately 6,577,110 shares of Millennium Pharmaceuticals common stock, and approximately 986,911 shares of Millennium Pharmaceuticals common stock issuable upon exercise of LeukoSite options and warrants.

    LeukoSite is a biotechnology company developing proprietary monoclonal antibody and small molecule drugs to treat patients with cancer and inflammatory, autoimmune and viral diseases. LeukoSite is preparing to complete the filing of the biologics license application for its lead drug, the CAMPATH-Registered Trademark- monoclonal antibody. LeukoSite is a party to a joint venture with ILEX Oncology, Inc. for CAMPATH-Registered Trademark-, and Schering AG and its U.S. affiliate, Berlex Laboratories, expect to market, distribute and sell CAMPATH-Registered Trademark- in Europe and the United States. Including CAMPATH-Registered Trademark-, LeukoSite has six drug candidates in clinical development and nine partnered small molecule research and development programs. LeukoSite's collaborators include Schering AG, Warner-Lambert Company,

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
Roche Bioscience, Kyowa Hakko Kogyo Co., Ltd., Genentech, Inc., Hoechst Marion Roussel, ILEX Oncology, Inc., MorphoSys AG and Medarex, Inc.

    The principal conditions to closing the LeukoSite acquisition are:

    - Approval by the stockholders of LeukoSite;

    - Termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

    - The registration statement registering the shares of Millennium Pharmaceuticals common stock to be issued to the stockholders of LeukoSite must become effective under the Securities Act of 1933 and must not be subject to any stop order or proceedings seeking a stop order.

ADDITIONAL INFORMATION

    A detailed description of Millennium Pharmaceuticals' business, executive compensation, various benefit plans, including stock option plans, voting securities and the principal holders thereof, certain relationships and related transactions, financial statements and other matters related to Millennium Pharmaceuticals is incorporated by reference from filings made by Millennium Pharmaceuticals with the SEC. See "Where You Can Find More Information."

               INFORMATION CONCERNING MILLENNIUM BIOTHERAPEUTICS

BUSINESS

    OVERVIEW. Millennium BioTherapeutics was organized as a Delaware corporation in May 1997. Millennium BioTherapeutics has engaged in discovering and developing biotherapeutics products to treat human diseases. The term "biotherapeutics" refers to proteins or nucleic acids which are administered to patients for therapeutic benefits. We have based our discovery and development programs on identifying and understanding the genes which are responsible for these diseases. We have employed a number of technologies in these efforts, including several approaches to identifying genes and the use of high capacity, high speed automated processes to analyze the functions of these genes. When used in this section, the terms "we," "us" and "our," refer to Millennium BioTherapeutics.

    We have sought to discover and develop products based upon our genetic technologies in the five core fields of biotherapeutics, the most important of which are therapeutic proteins and therapeutic antibodies:

    - THERAPEUTIC PROTEINS. Therapeutic proteins fall into two main categories:

      - The first category, replacement therapies, consists of proteins which are administered to a patient to supplement or replace proteins whose absence or deficiency is an underlying cause of the patient's disease.

      - The second category, pharmacologic therapies, consists of proteins which are administered to a patient to stimulate natural processes within the body to produce a therapeutic effect, but whose absence is not an underlying cause of the patient's disease.

    - THERAPEUTIC ANTIBODIES. Therapeutic antibodies are a type of protein which neutralize foreign proteins and other compounds or processes in the body to prevent adverse health effects. For example, the therapeutic antibody ReoPro-Registered Trademark-, developed and owned by an unrelated pharmaceutical company, blocks the undesired aggregation, or clumping, of platelets, a specific type of blood cell. By blocking platelet aggregation, ReoPro-Registered Trademark- prevents the dangerous clotting of blood after angioplasty, a common cardiac procedure. In other cases, a therapeutic antibody binds to the surface of unwanted cells, such as tumor cells, and initiates the destruction of these cells by the body.

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
    - GENE THERAPY. Genes carry encoded information which instructs human cells how to make specific proteins that are used in the body. In gene therapy, the medical provider administers to the patient the gene that encodes a specific therapeutic protein, rather than administering the therapeutic protein itself. Gene therapy may have potential advantages over administering therapeutic proteins in situations in which there is a need for prolonged administration of therapeutic proteins or for their delivery only to defined sites within the body. For example, a protein that is chronically deficient in a particular disease might be provided by relatively infrequent administration of the gene encoding that protein, rather than by frequent administration of the deficient protein. Similarly, localized administration of a specific protein to a particular organ system may be the best treatment for a disease. Localized administration is difficult to achieve with injectable proteins but expected to be achievable by gene therapy.

    - ANTISENSE THERAPY. Antisense therapy reverses the approach of gene therapy. Instead of providing a gene that encodes a protein with a beneficial effect, antisense therapy blocks the activity of a gene that encodes a protein with a harmful effect.

    - VACCINES. A vaccine is a drug preparation that resembles a microorganism or other disease-causing agent, referred to as a pathogen. When administered to a patient, the vaccine provokes the body to build up resistance to the pathogen without actually causing the patient to develop the disease. Upon subsequent exposure to the pathogen, the patient's immune system will mount a defense against the pathogen, preventing development or progression of the disease that the pathogen causes.

    In the field of therapeutic proteins, we have been engaged in discovery and development programs, including a program financed in part by Millennium Pharmaceuticals. We also have been engaged in discovery and development programs to identify other medical applications for therapeutic proteins. To date, we have discovered and are engaged in research on several hundred therapeutic protein candidates. These proteins are in various stages of preclinical development.

    In the field of therapeutic antibodies, we have been focused on programs to discover new therapeutic antibody drugs in the disease areas of inflammation and oncology. To date, we have identified several potential drug targets for therapeutic antibodies.

    If these programs are successful, one or more of these proteins and/or drug targets may result in products that Millennium Pharmaceuticals could commercialize following completion of the merger.

    TECHNOLOGY. We have used a number of genetic and related automated technologies in our biotherapeutics product discovery programs. These technologies have included:

    - High-capacity, automated processes for identifying, analyzing and storing genetic information.

    - Genetic mapping techniques, which involve studying how humans inherit specific genes that cause diseases.

    - Transcriptional profiling, which is a technique used to identify the genes which are associated with a particular disease.

    - Expression cloning, which involves techniques to identify unknown genes through detailed knowledge of the proteins they encode.

    - The use of selectively-bred, proprietary mice which have genes and diseases which are closely similar to human genes and diseases.

    - High-capacity processes for conducting genetic studies of microbes, such as bacteria and yeast, which may provide information that is useful for developing antimicrobial drugs and which may provide information about human genes which are similar to microbial genes.

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
    AGREEMENTS WITH MILLENNIUM PHARMACEUTICALS.  When we were organized in
May 1997, we entered into several agreements with Millennium Pharmaceuticals which relate to the transfer and licensing of technology and trademarks, collaborating with respect to aspects of our research and the purchasing of services from Millennium Pharmaceuticals. On October 14, 1999, in connection with the agreement and plan of merger between us and Millennium Pharmaceuticals, we entered into an amendment with Millennium Pharmaceuticals that amended the two agreements relating to the transfer and licensing of technology. The agreements and the amendments are summarized below.

    - RIGHTS EXCHANGE AGREEMENT. The Rights Exchange Agreement provided that we and Millennium Pharmaceuticals would transfer and assign to each other existing and future rights for use in our respective core fields. In particular, we and Millennium Pharmaceuticals agreed:

      - To transfer and assign to us the retained rights under Millennium Pharmaceuticals' existing collaboration agreements that are in our core field;

      - To transfer, assign and/or license to each other all future product development opportunities and technology rights developed or acquired during the agreement term to the extent applicable to each of our core fields; and

      - To use reasonable efforts when negotiating third party collaboration agreements to limit the licenses and rights granted to the third party in the core field of the other party, except when the limitation would have a material impact on either the willingness of the third party to enter into the collaboration agreement or on the financial terms of the collaboration agreement.

       The agreement has a term which ends on the later of May 31, 2002 or the date on which we cease to be an affiliate of Millennium Pharmaceuticals.

       In the October 14, 1999 amendment to this agreement, we agreed, effective immediately, that Millennium Pharmaceuticals will no longer be obligated to transfer future product development opportunities or other technology rights that come into existence or under the control of Millennium Pharmaceuticals subsequent to the date of the amendment and that it will no longer be required to use reasonable efforts when negotiating third party collaboration agreements to limit the licenses and rights granted to the third party in our core field. In addition, should the proposed merger not have closed by December 31, 2000, then we and Millennium Pharmaceuticals agreed to execute on that date an amended and restated Rights Exchange Agreement which would reinstate Millennium Pharmaceuticals obligations as outlined above.

    - TECHNOLOGY TRANSFER AGREEMENT. The Technology Transfer and License Agreement provided that we and Millennium Pharmaceuticals would transfer technology and grant licenses to each other for use in our respective core fields. In particular, we and Millennium Pharmaceuticals agreed:

      - To transfer to each other product specific development opportunities and technology rights, including, opportunities and rights that arise under collaboration agreements with third parties,

      - To grant to each other a royalty-free, non-exclusive license to technology relating to the research and development of genes and proteins in our respective core fields, and

      - To grant to each other a royalty-free, exclusive license to technology relating to the development, manufacture and/or commercialization of products in our respective core fields.

       The agreement has a term which ends on the later of May 31, 2002 or the date on which we cease to be an affiliate of Millennium Pharmaceuticals.

       In the October 14, 1999 amendment to this agreement, we agreed, effective immediately, that Millennium Pharmaceuticals will no longer be obligated to grant to us a royalty-free, exclusive license to technology relating to the development, manufacture and/or commercialization of products in our core field that come into existence subsequent to the date of the amendment. In addition, should the proposed agreement and plan of merger have not closed by December 31, 2000, then we and Millennium Pharmaceuticals agreed to execute on that date an amended and restated Technology Transfer and License Agreement which would reinstate this obligation of Millennium Pharmaceuticals and would include a new obligation for us to share in the costs associated with licensing or acquisition of product technology that has application to our core field and that was licensed or acquired from third parties subsequent to October 14, 1999.

    - ADMINISTRATIVE SERVICES AGREEMENT. The Administrative Services Agreement provides for us to reimburse Millennium Pharmaceuticals on a monthly basis for the actual direct and indirect cost of certain services provided to us by Millennium Pharmaceuticals. These services include accounting and bookkeeping, payroll, human resources support services, data processing development and implementation, legal services, and public and investor relations services. The agreement may be renewed for successive terms of one year if we both agree. The agreement terminates if we consummate an initial public offering of our common stock with aggregate proceeds to us of at least $15,000,000. In addition, we may discontinue any service provided under the agreement at any time on 120 days' notice to Millennium Pharmaceuticals and either of us can terminate at any time if there is a breach of the agreement.

    - RESEARCH SERVICES AND COLLABORATION AGREEMENT. Under the Research Services and Collaboration Agreement we and Millennium Pharmaceuticals have agreed to provide specified research services to each other. We and Millennium Pharmaceuticals will reimburse each other for all direct and indirect actual costs of the services provided. Neither we nor Millennium Pharmaceuticals is obligated to provide services to the other if it would result in an unreasonable burden on the party performing the service. We and Millennium Pharmaceuticals also have agreed to engage in mutually agreed upon collaborative research activities, including in the areas of developing automated research tools and other computer-based research programs. The agreement may be renewed for successive renewal terms of one year if we mutually agree and either of us can terminate at any time if there is a breach of the agreement.

    - BIOINFORMATICS ACCESS AND LICENSE AGREEMENT. The Bioinformatics Access and License Agreement grants to us a non-exclusive, royalty-free, fully paid-up, nontransferable license to use internally Millennium Pharmaceuticals' software tools for the automated processing of genetic data. The agreement expires on the later of May 31, 2002 and the date on which we are no longer considered an affiliate of Millennium Pharmaceuticals, unless earlier terminated if either of us breaches the agreement.

    - TRADEMARK LICENSE AGREEMENT. The Trademark License Agreement provides for the grant by Millennium Pharmaceutics to us of a co-exclusive license to use the trademarks "Millennium" and "Millennium BioTherapeutics." When we are no longer an affiliate of Millennium Pharmaceuticals, Millennium Pharmaceuticals can terminate the license on 90 days' written notice. However, the license can be terminated earlier if we become insolvent or fail to meet quality standards which have been imposed by Millennium Pharmaceuticals with respect to the trademarks.

    - TAX SHARING AGREEMENT. The Tax Sharing Agreement provides for the allocation, payment and reimbursement of taxes between us and Millennium Pharmaceuticals on a consolidated basis.

    STRATEGIC ALLIANCE AND OTHER AGREEMENTS. We are engaged in agreements with third parties relating to our discovery programs. These agreements include the following:

    - ELI LILLY AND COMPANY. In May 1997, we formed a strategic alliance with Eli Lilly in the field of therapeutic proteins. As part of the formation of this alliance, Eli Lilly made an equity investment in our capital stock of $20 million, for which it received approximately 18% of our voting stock.

      This strategic alliance was amended in October 1999, concurrently with the purchase by Millennium Pharmaceuticals of all our stock held by Eli Lilly. Under the amendment, the research program was refocused from the discovery of new therapeutic proteins to the further development of the therapeutic proteins which had been identified in the course of the research program. The research program will now end in May 2000, and Eli Lilly's funding obligations under the refocused research program were waived. In addition, Eli Lilly's non-exclusive license to use the genes and proteins from the jointly funded program in their small molecule drug discovery programs was amended to be a non-royalty bearing license.

      As part of the October 1999 amendment and in accordance with the original terms of this alliance, Eli Lilly received royalty-bearing worldwide exclusive rights to develop and commercialize 25% of the therapeutic proteins discovered under the research program. Millennium BioTherapeutics received non-royalty bearing, worldwide exclusive rights to develop and commercialize 75% of the therapeutic proteins discovered under the research program.

      In the event that Eli Lilly achieves product development and regulatory milestones in its development of the therapeutic proteins exclusively licensed to it from the alliance, Eli Lilly will be obligated to make milestone payments to us.

      In conjunction with the October 1999 amendment, Millennium Pharmaceuticals purchased all of Eli Lilly's shares of our voting stock. Millennium Pharmaceuticals has also agreed to now provide the research funding for the further development of the identified therapeutic proteins which was previously provided by Eli Lilly.

    - ABGENIX, INC. We have entered into a development and commercialization agreement with Abgenix, Inc., an antibody technology company, that provides us access to Xenomouse-TM- technology for two therapeutic antibody targets. Xenomouse-TM- technology involves the use of a genetically engineered mouse that, when exposed to a substance which is foreign to the human body, such as a pathogen, produces human antibodies in response. The genes encoding these human antibodies can be deciphered and used to produce therapeutic antibodies for human use. Under the agreement, we maintain all commercial rights to human therapeutic antibodies generated from the Xenomouse-TM- and we have agreed to pay Abgenix certain development milestones as well as royalties upon product commercialization.

    - OTHER AGREEMENTS. We have also entered into a number of consulting, materials transfer and collaboration agreements with academic investigators and institutions. In addition, we have entered into several technology acquisition and research collaboration agreements to gain access to additional technologies which are useful to our discovery and development programs.

OUTSTANDING STOCK; NO PUBLIC TRADING MARKET

    There is currently no public trading market for shares of Millennium BioTherapeutics' stock. As of October 27, 1999, there were a total of 9,000,000 shares of Series A convertible preferred stock and 2,000,000 shares of Series B convertible preferred stock of Millennium BioTherapeutics outstanding, all of which shares are owned by Millennium Pharmaceuticals. As of October 27, 1999, there were a total of 1,376,568 shares of Class B common stock and 1,000 shares of Class A common stock of Millennium BioTherapeutics outstanding. As of October 27, 1999, there were approximately 124 holders of Class B common stock of Millennium BioTherapeutics. As of October 27, 1999 there were options to purchase a total of 425,654 shares of Class B common stock outstanding.

DIVIDEND POLICY

    Millennium BioTherapeutics has never paid or declared any cash dividends on its common stock or other securities and does not anticipate paying cash dividends in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Millennium BioTherapeutics maintains an investment portfolio in accordance with its investment policy. The primary objectives of this investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Millennium BioTherapeutics' investment policy specifies credit quality standards for Millennium BioTherapeutics' investments and limits the amount of credit exposure to any single issue, issuer or type of investment.

    Millennium BioTherapeutics does not believe that it has any material market risk exposure with respect to derivative or other financial instruments.

OTHER MATTERS

    PATENTS. We hold approximately 285 foreign and United States patent applications and three issued United States patents. These patent applications and patents generally relate to genes which encode soluble or cell surface proteins.

    COMPETITION.

    We experience intense competition in our industry. Some of our competitors may have better funding and more resources than we have. We believe that the primary factors relating to the products that we are developing include safety, efficacy, reliability and financial stability.

    GOVERNMENT REGULATION.

    The Food and Drug Administration extensively regulates our industry. We believe that the FDA will regulate most of our products as biologics. Biologics require the submission of a Biologics License Application and FDA approval prior to being marketed in the United States. Marketing our products outside the U.S. will likely require the approval of foreign governmental regulating agencies. These factors are discussed in the filings made by Millennium Pharmaceuticals with the SEC. See "Where You Can Find More Information."

    FACILITIES.

    We have the right to use a total of approximately 31,200 square feet of laboratory and office space in Millennium Pharmaceuticals' buildings in Cambridge, Massachusetts.

    EMPLOYEES.

    As of September 30, 1999, we had approximately 84 full-time employees and had obtained the services of approximately 21 additional full-time qualified employees from other units within Millennium Pharmaceuticals.

                        MILLENNIUM BIOTHERAPEUTICS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion together with the financial statements and related notes of Millennium BioTherapeutics appearing elsewhere in this information statement/prospectus. This information statement/prospectus contains forward-looking statements that involve risks and uncertainties. There are a number of important factors that could cause Millennium BioTherapeutics' actual results to differ materially from those indicated by such forward-looking statements. See "Cautionary Statement Concerning Forward-Looking Statements."

    When used in this management's discussion and analysis, the words "we," "our" and "us" mean Millennium BioTherapeutics.

OVERVIEW

    Millennium BioTherapeutics was formed in May 1997 to focus on opportunities in therapeutic proteins and antibodies, vaccines, gene therapy and antisense products. Eli Lilly made a $20.0 million equity investment in Millennium BioTherapeutics in exchange for approximately 18% of the issued and outstanding shares. Millennium Pharmaceuticals retained approximately an 82% ownership interest.

    Coincident with Eli Lilly's equity investment, we and Eli Lilly entered into a multi-year collaborative program for the discovery, development and commercialization of novel therapeutic protein products. We have recently amended the Eli Lilly agreement. See "Information Concerning Millennium BioTherapeutics--Business--Strategic Alliances and Other Agreements."

    As of September 30, 1999, Millennium Pharmaceuticals had advanced to us an aggregate of approximately $13.9 million. We have used those funds for operations. Under the merger agreement, Millennium Pharmaceuticals has agreed not to demand payment of those advances, or any other advances Millennium Pharmaceuticals makes to us, until March 31, 2000.

    To date, most of our revenue has resulted from payments under the Eli Lilly agreement. We have not received any revenue from the sale of products. If maintained as a going concern, we would expect to incur increasing expenses and may incur increasing operating losses.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

    LOSS. For the nine months ended September 30, 1999, we had a net loss of $11.9 million as compared to a net loss of $9.5 million for the nine months ended September 30, 1998.

    REVENUES. Revenue under strategic alliance arrangements increased to $7.2 million for the nine months ended September 30, 1999 from $6.9 million for the nine months ended September 30, 1998. Revenue is primarily from the Eli Lilly agreement for both nine-month periods. We do not expect revenues under the Eli Lilly agreement to continue beyond 1999.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $16.6 million for the nine months ended September 30, 1999 from $14.0 million for the nine months ended September 30, 1998. The costs of additional personnel, increased patent costs and the funding of additional collaborations with universities and other institutions accounted for most of this increase. We expect research and development expenses for the remainder of 1999 to continue at the current rate of spending.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased to $2.8 million for the nine months ended September 30, 1999 from $3.0 million for the nine months ended September 30, 1998. The decrease was attributable primarily to decreased personnel expenses and the reduction of management and administrative personnel. We expect general and administrative expenses for the remainder of 1999 to continue at the current rate of spending.

    INTEREST INCOME. Interest income decreased to $0.3 million for the nine months ended September 30, 1999 from $0.6 million for the nine months ended September 30, 1998. The decrease was primarily attributable to a lower level of invested funds.

YEAR ENDED 1998 AND THE PERIOD MAY 27, 1997 (DATE OF INCEPTION) TO DECEMBER 31,
  1997

    LOSS. For the year ended December 31, 1998, we had a net loss of $14.2 million as compared to a net loss of $3.4 million for the period May 27, 1997 (date of inception) to December 31, 1997.

    REVENUES. Revenue under strategic alliance arrangements increased to $9.3 million for the year ended December 31, 1998 from $5.5 million for the period ended December 31, 1997. Revenue is primarily from the Eli Lilly agreement for both periods.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $20.4 million for the year ended December 31, 1998 from $8.1 million for the period ended December 31, 1997. That increase was attributable primarily to:

    - 1997 including expenses only since May 27;

    - increased personnel expenses as we hired additional research and development personnel; and

    - increases in facilities expenses, lab supplies and patent costs and the funding of additional collaborations with universities and other institutions.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $3.8 million for the year ended December 31, 1998 from $1.3 million for the period ended December 31, 1997. The increase was attributable primarily to:

    - 1997 including expenses only since May 27;

    - increased personnel expenses as we hired additional management and administrative personnel; and

    - increases in facilities expenses, legal costs and travel expenses.

    INTEREST INCOME. Interest income increased to $0.7 million for the year ended December 31, 1998 from $0.5 million for the period ended December 31, 1997. Though levels of invested funds were higher in the 1997 Period, funds could only be invested since the inception date, May 27, 1997.

LIQUIDITY AND CAPITAL RESOURCES

    As of September 30, 1999, we had approximately $5.6 million in cash and cash equivalents, a net decrease of $2.0 million since December 31, 1998. The decrease in cash and cash equivalents is primarily attributable to $1.8 million used in operations, $0.5 million invested in property and equipment offset by proceeds of $0.3 million from the exercise of stock options.

    We have financed our operations since inception primarily through the sale of our Series B convertible preferred stock to Eli Lilly for $20.0 million, advances from Millennium Pharmaceuticals and capital lease financings.

    We believe that existing cash and investment securities, and anticipated cash flow from our current strategic alliances, would not be sufficient to support our existing operations beyond 1999. In order for us to remain a going concern we will require funding from another source or sources. Our actual future cash requirements, however, will depend on many factors, including:

    - progress of our research programs, the number and breadth of these programs;

    - achievement of milestones under strategic alliance arrangements;

    - acquisitions;

    - our ability to establish and maintain additional strategic alliance and licensing arrangements; and

    - the progress of the development efforts of our strategic partners.

    We expect that we would require significant additional financing in the future, which we would seek to raise through equity offerings, debt financings, additional strategic alliances or other financing vehicles. However, additional financing, strategic alliances or licensing arrangements may not be available when needed or, if available, may not be on favorable terms. Our forecast of the period of time through which our financial resources would be adequate to support our operations is forward-looking information, and, as such, actual results may vary.

    Under the merger agreement, Millennium Pharmaceuticals has agreed to make advances in reasonable amounts to us as and when we request such advances and not to demand repayment of such advances until March 31, 2000.

NEW ACCOUNTING PRONOUNCEMENT

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal years beginning after June 15, 2000. We believe the adoption of this new accounting standard will not have a significant effect on our financial statements because our investment policies prohibit the use of derivatives.

IMPACT OF YEAR 2000

    The Year 2000 issue is the result of computer programs that were written using two digits rather than four to define the applicable year. Any computer program that has date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. It is possible that an incorrect recognition of dates could cause system failures or miscalculations of data. The following describes our efforts to address this issue, the related costs, the potential ramifications of a Year 2000 problem and the contingencies we are implementing to address problems that may arise despite our Year 2000 efforts.

    STATE OF READINESS. We and Millenium Pharmaceuticals have determined that we have Year 2000 exposure in the following areas:

    - Software and hardware contained in or integrated with our automated processes and our infrastructure, including our networks, data processing systems and financial and administrative systems;

    - Embedded technology in our facilities and laboratory equipment; and

    - The Year 2000 readiness of third party vendors and suppliers of goods, services and systems as it relates to the foregoing areas.

    We are using both internal and external resources to identify potential issues, costs and solutions to address Year 2000 concerns. For this effort, we are using procedures outlined in the Government Accounting Office's Y2K Guide.

    We have completed an inventory and assessment of software and hardware contained in or integrated with our automated processes and our infrastructure. Our assessment included researching available vendor Year 2000 compliance statements as well as contacting certain vendors to obtain Year 2000 compliance certifications and/or remediation recommendations for these systems and equipment. We have identified critical systems on which we have focused our remediation and testing efforts. To date, we have identified aspects of the computer hardware, network infrastructure and business systems that we purchase from third party vendors which are not Year 2000 compliant. We have obtained and implemented vendor recommendations for correcting deficiencies in critical systems and have established a process to monitor and implement any additional vendor recommendations for correcting these Year 2000 deficiencies in our critical systems. We expect to have implemented any necessary Year 2000 upgrades to critical systems provided to us by third party vendors or to have developed a contingency plan for critical systems by the end of the fourth quarter.

    In addition, we have identified aspects of our own internally developed software applications that are not Year 2000 compliant. We are conducting remediation and testing for critical software applications. We will continue to perform remediation and testing efforts throughout the fourth quarter including testing of specific critical applications to simulate their operation in the Year 2000. We expect to complete any necessary remediation of critical internally developed systems or, where remediation is not feasible, to have developed a contingency plan for such critical systems, by the end of the fourth quarter.

    We are also conducting an inventory and assessment of hardware and software embedded in our facilities and laboratory equipment. We completed an inventory and risk assessment of critical laboratory and facilities equipment and systems during the first half of 1999 and have scheduled a review and follow-up inventory in the fourth quarter. Our assessment included researching available vendor Year 2000 statements as well as contacting certain vendors to obtain Year 2000 compliance certifications and/or remediation recommendations for these systems and equipment. We have conducted a remediation of such systems and equipment based upon these recommendations and have established a process for identifying and implementing any additional vendor recommendations. We expect to complete all corrective actions on critical laboratory and facilities or, where correction is not feasible, will have developed a contingency plan for such critical facilities or laboratory equipment, by the end of the fourth quarter.

    We have also made inquiries of the Year 2000 readiness of a limited number of our important vendors, suppliers and other third party companies with whom we do business.

    COSTS. Our costs to date associated with assessment, remediation and testing activities concerning the Year 2000 problem have not been material. We do not expect that we will incur material additional costs in connection with identifying, evaluating and addressing Year 2000 compliance issues.

    WORST CASE SCENARIO. Our reasonably likely worst case Year 2000 scenario would be that the failure of any computer hardware and software systems or a failure of any facilities or laboratory equipment could result in a disruption in the integrity of the data produced in our research and development programs and/or cause material delays in our ability to provide such data to our strategic alliance partners, either of which could have a material adverse effect on our business and operating results.

    CONTINGENCY PLAN. We are developing contingency plans for critical aspects of our systems and operations to address Year 2000 problems that may arise despite our Year 2000 compliance efforts. Currently, these plans focus on the development of procedures for:

    - Employee safety;

    - Protecting valuable lab materials including tissues and clones;

    - Data preservation;

    - Animal facility system failures;

    - Handling equipment malfunction;

    - Arranging for alternative power sources in the event of power outages in critical facilities;

    - Methodical testing of critical systems during the weekend of January 1, 2000; and

    - Making key personnel "on call" during the weekend of January 1, 2000 to promptly identify and begin remediating any Year 2000 related system failures.

    We continue to engage in ongoing assessment, remediation and testing activities and our internal results, as well as the responses we receive from third parties, will be taken into account in determining the nature and extent of any further contingency plans, if necessary. However, we may not be able to modify our systems and equipment or find alternative vendors in a timely and successful manner to comply with Year 2000 requirements, which could have a material adverse effect on our business and operating results.

                             EXECUTIVE OFFICERS AND
                    DIRECTORS OF MILLENNIUM BIOTHERAPEUTICS

    The following table sets forth the names, ages and positions of executive officers, directors and key employees of Millennium BioTherapeutics who will serve as executive officers, directors or key employees of Millennium Pharmaceuticals following the merger. The information provided is current as of November 3, 1999.

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Mark J. Levin                                  49      Director
Steven H. Holtzman                             45      Director
John Maraganore                                        Vice President, General Manager and
                                               37      Director
Ronald Lindsay                                 51      Vice President of Development
Nicholas Galakatos                             41      Director

    MARK J. LEVIN has served as a director of Millennium BioTherapeutics since its founding in 1997. Mr. Levin has served as a director of Millennium Pharmaceuticals since 1993, Chairman of the board of directors of Millennium Pharmaceuticals since March 1996 and Chief Executive Officer of Millennium Pharmaceuticals since November 1994. From 1987 to 1994, Mr. Levin was a partner at Mayfield Fund, a venture capital firm, and co-director of its Life Science Group. While employed with Mayfield, Mr. Levin was the founding Chief Executive Officer of several biotechnology and biomedical companies, including Cell Genesys Inc., CytoTherapeutics Inc., Tularik Inc. and Focal, Inc. Mr. Levin holds an M.S. in Chemical and Biomedical Engineering from Washington University. Mr. Levin also serves on the Board of Directors of CytoTherapeutics Inc. and Focal, Inc.

    STEVEN H. HOLTZMAN has served as a director of Millennium BioTherapeutics since its founding in 1997. Mr. Holtzman has served as Chief Business Officer of Millennium Pharmaceuticals since May 1994. From 1986 to 1993, Mr. Holtzman was with DNX Corporation, a biomedical company, and its subsidiaries. He was a founder and the first employee of DNX, served as a member of the Board of Directors, and held several senior management positions including, from 1992 to 1993, President of DNX BioTherapeutics, Inc., a subsidiary of DNX, and from 1990 to 1993, Executive Vice President of DNX. Mr. Holtzman received his graduate B. Phil. degree in Philosophy from Oxford University, which he attended as a Rhodes Scholar. Mr. Holtzman currently serves as co-chairperson of the Biotechnology Industry Organization's Bioethics Committee and is a member of the National Bioethics Advisory Commission.

    DR. NICHOLAS GALAKATOS has served as a director of Millennium BioTherapeutics since July 1997. Dr. Galakatos joined Millennium Pharmaceuticals in April 1997 as Vice President of New Business. Prior to that, he was a member of the venture capital firm Venrock Associates, where from 1993 until 1997 he was involved in forming early stage life science companies, including Caliper Technologies and IDUN Pharmaceuticals. Prior to his work with Venrock, he spent five years at Ciba-Geigy, where his positions included Project Team Leader in Inflammation Research and Venture Manager in Corporate Planning. Dr. Galakatos earned his Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology and performed his post-doctoral work with Professor Christopher Walsh at Harvard Medical School.

    RONALD LINDSAY, PH.D., has served as Vice President of Pre-Clinical Research and Development at Millennium BioTherapeutics since January 1998. Prior to joining Millennium BioTherapeutics Dr. Lindsay was employed for almost 16 years in the bio-pharmaceutical industry. Immediately prior to joining Millennium BioTherapeutics, Dr. Lindsay was at Regeneron Pharmaceuticals, Inc. from 1988 until 1998, where he was a founding scientist. At Regeneron he was responsible for much of the pre-clinical research on neurotrophic growth factors. Previous posts include Head of Cell Biology at the

Sandoz Institute for Medical Research and Staff Scientist at the National Institute for Medical Research, both in London, UK. Dr. Lindsay received his Ph.D. from the University of Calgary, Canada.

    JOHN MARAGANORE, PH.D., has served as a director of Millennium BioTherapeutics since July 1997 and as Vice President and General Manager of Millennium BioTherapeutics since its founding in 1997. Prior to joining Millennium BioTherapeutics, Dr. Maraganore had 14 years of experience in the biotechnology industry. He has held both scientific and senior management positions at Pharmacia and Upjohn, Zymogenetics, a subsidiary of Novo Nordisk, and most recently at Biogen, Inc. In his ten years with Biogen, Dr. Maraganore's positions included Director of Biological Research and most recently, Director of Marketing and Business Development. Dr. Maraganore was Program Executive, Hirulog Research and Development. He was responsible for the invention and management of drug development activities for Hirulog-TM- and led Biogen's efforts in filling its pipeline through the in-licensing of clinical drug candidates. Dr. Maraganore received his Ph.D. from the University of Chicago.

 SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS
                         OF MILLENNIUM BIOTHERAPEUTICS

    The following table sets forth, as of October 27, 1999, the security ownership of the directors, executive officers and principal stockholders of Millennium BioTherapeutics. Unless otherwise indicated, each person's address is in care of Millennium BioTherapeutics, Inc., 640 Memorial Drive, Cambridge, Massachusetts 02139. To the knowledge of Millennium BioTherapeutics, the persons named in the table have sole voting and investment power with respect to all shares of Millennium BioTherapeutics stock shown as beneficially owned by them, subject to the information contained in the footnotes to the table. Beneficial ownership is determined according to the rules of the SEC. Shares of Millennium BioTherapeutics Class B common stock subject to options currently exercisable or exercisable within sixty days from the date of this table are deemed outstanding when determining the number of shares and percentage ownership by the person holding these options.

                                   NUMBER OF                   NUMBER OF                   NUMBER OF                   NUMBER OF
                                   SHARES OF                   SHARES OF                   SHARES OF                   SHARES OF
                                    CLASS A                     CLASS B                     SERIES A                    SERIES B
                                     COMMON      PERCENT OF      COMMON      PERCENT OF    PREFERRED     PERCENT OF    PREFERRED
                                     STOCK        CLASS A        STOCK        CLASS B        STOCK        SERIES A       STOCK
                                  BENEFICIALLY     COMMON     BENEFICIALLY     COMMON     BENEFICIALLY   PREFERRED    BENEFICIALLY
NAME OF BENEFICIAL OWNER             OWNED         STOCK         OWNED        STOCK(1)       OWNED        STOCK(2)       OWNED
--------------------------------  ------------   ----------   ------------   ----------   ------------   ----------   ------------
Millennium Pharmaceuticals,           1,000         100%               0           0%       9,000,000       100%        2,000,000
  Inc...........................
  75 Sidney Street
  Cambridge, MA 02139
Nicholas Galakatos..............          0           0%          32,450(4)     2.36%               0         0%                0
Steven Holtzman.................          0           0%          29,100(5)     2.11%               0         0%                0
Mark Levin......................          0           0%          35,100(6)     2.55%               0         0%                0
John Maraganore.................          0           0%         295,180       21.44%               0         0%                0
David Martin....................          0           0%          50,000(7)     3.63%               0         0%                0


                                  PERCENT OF   PERCENTAGE
                                   SERIES B    AGGREGATE
                                  PREFERRED      VOTING
NAME OF BENEFICIAL OWNER           STOCK(3)      POWER
--------------------------------  ----------   ----------
Millennium Pharmaceuticals,          100%         100%
  Inc...........................
  75 Sidney Street
  Cambridge, MA 02139
Nicholas Galakatos..............       0%           0%
Steven Holtzman.................       0%           0%
Mark Levin......................       0%           0%
John Maraganore.................       0%           0%
David Martin....................       0%           0%

----------------------------------

 *  Less than one percent

(1) Based on 1,376,568 shares outstanding as of or issuable within sixty days of, October 27, 1999.

(2) Based on 9,000,000 shares outstanding as of October 27, 1999.

(3) Based on 2,000,000 shares repurchased from Lilly effective October 14, 1999.

(4) Includes 100 shares issuable within sixty days of October 27, 1999 upon the exercise of stock options.

(5) Includes 100 shares issuable within sixty days of October 27, 1999 upon the exercise of stock options.

(6) Includes 10,100 shares issuable within sixty days of October 27, 1999 upon the exercise of stock options.

(7) Consists of 50,000 shares issuable within sixty days of October 27, 1999 upon the exercise of stock options.

                        COMPARISON OF STOCKHOLDER RIGHTS

    Both Millennium BioTherapeutics and Millennium Pharmaceuticals are Delaware corporations and are governed by Delaware law. In addition, the rights of Millennium BioTherapeutics stockholders are currently governed by the Millennium BioTherapeutics certificate of incorporation, as amended, and the Millennium BioTherapeutics bylaws, and the rights of Millennium Pharmaceuticals stockholders are governed by the Millennium Pharmaceuticals restated certificate of incorporation and the Millennium Pharmaceuticals bylaws.

    After the effective time of the merger, the rights of holders of Millennium BioTherapeutics Class B common stock who become holders of Millennium Pharmaceuticals common stock will be governed by the Millennium Pharmaceuticals restated certificate of incorporation, the Millennium Pharmaceuticals bylaws and Delaware law. In most respects, the rights of holders of Millennium BioTherapeutics Class B common stock (which is distinguished from Millennium BioTherapeutics Class A common stock by the absence of voting rights) are similar to the rights of holders of Millennium Pharmaceuticals common stock.

    The following is a summary of the material differences between such rights. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, Delaware law as well as to the Millennium BioTherapeutics certificate of incorporation, the Millennium BioTherapeutics bylaws, the Millennium Pharmaceuticals restated certificate of incorporation and the Millennium Pharmaceuticals bylaws, copies of which are on file with the SEC.

             SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS
 OF MILLENNIUM BIOTHERAPEUTICS STOCKHOLDERS AND RIGHTS THOSE STOCKHOLDERS WILL
                                      HAVE
        AS MILLENNIUM PHARMACEUTICALS STOCKHOLDERS FOLLOWING THE MERGER

                                   MILLENNIUM BIOTHERAPEUTICS       MILLENNIUM PHARMACEUTICALS
                                       STOCKHOLDER RIGHTS               STOCKHOLDER RIGHTS
                                 -------------------------------  -------------------------------
Authorized Capital Stock:        The authorized capital stock of  The authorized capital stock of
                                 Millennium BioTherapeutics       Millennium Pharmaceuticals
                                 consists of 23.5 million shares  consists of 100 million shares
                                 of Class A common stock, three   of common stock and five
                                 million shares of Class B        million shares of preferred
                                 common stock, nine million       stock.
                                 shares of Series A preferred
                                 stock, two million shares of
                                 Series B preferred stock and
                                 four million shares of
                                 undesignated preferred stock.

Number of Directors:             The Millennium BioTherapeutics   The Millennium Pharmaceuticals
                                 certificate of incorporation     restated certificate of
                                 and bylaws require Millennium    incorporation requires no less
                                 BioTherapeutics to have no less  than three directors, and the
                                 than one director, and provide   Millennium Pharmaceuticals
                                 for the Millennium               bylaws provide that the total
                                 BioTherapeutics stockholders or  number of directors may be
                                 Board to have the power to       determined by the Millennium
                                 determine the total number. The  Pharmaceuticals Board. The
                                 Millennium BioTherapeutics       Millennium Pharmaceuticals
                                 Board currently consists of six  Board currently consists of six
                                 directors.                       directors.

                                   MILLENNIUM BIOTHERAPEUTICS       MILLENNIUM PHARMACEUTICALS
                                       STOCKHOLDER RIGHTS               STOCKHOLDER RIGHTS
                                 -------------------------------  -------------------------------
Classification of Board of       Millennium BioTherapeutics does  The Millennium Pharmaceuticals
  Directors:                     not have a classified board.     Board is divided into three
                                 The Millennium BioTherapeutics   classes, with each class
                                 bylaws require that all          serving a staggered three year
                                 directors be elected for a one   term. There are currently two
                                 year term and until his or her   classes with three directors,
                                 successor is elected and         and one class with no
                                 qualified.                       directors.

Removal of Directors:            Pursuant to the Millennium       The Millennium Pharmaceuticals
                                 BioTherapeutics bylaws, any      restated certificate of
                                 director or the entire           incorporation provides that
                                 Millennium BioTherapeutics       directors may be removed only
                                 Board may be removed, either     for cause by the affirmative
                                 for or without cause, at any     vote of the holders of at least
                                 time by the affirmative vote of  two-thirds of all outstanding
                                 the holders of a majority of     shares of Millennium
                                 all outstanding shares of        Pharmaceuticals stock entitled
                                 Millennium BioTherapeutics       to vote.
                                 stock entitled to vote, except
                                 that a director elected by the
                                 holders of a particular class
                                 or series of stock may be
                                 removed without cause only by a
                                 vote of the holders of a
                                 majority of the outstanding
                                 shares of such class or series.

Amendment of Corporate Charter:  The Millennium BioTherapeutics   The Millennium Pharmaceuticals
                                 certificate of incorporation     restated certificate of
                                 may be amended by board          incorporation may be amended by
                                 resolution and an affirmative    the affirmative vote of holders
                                 vote by holders of a majority    of a majority of Millennium
                                 of the Millennium                Pharmaceuticals common stock
                                 BioTherapeutics stock entitled   outstanding, except with
                                 to vote, except, so long as at   respect to proposals amending
                                 least five million shares of     the Millennium Pharmaceuticals
                                 Series A and Series B preferred  certificate of incorporation to
                                 stock remain outstanding, with   change the provisions related
                                 respect to:                      to the Millennium
                                 - amending the provision         Pharmaceuticals Board of
                                   described in "Business         Directors, stockholder voting
                                   Combination Prohibitions"      by written consent and special
                                   below, which requires the      meetings of stockholders, in
                                   affirmative vote of more than  each such case the affirmative
                                   fifty percent of the           vote of the holders of 75% of
                                   outstanding Millennium         the shares of Millennium
                                   BioTherapeutics Series A and   Pharmaceuticals stock entitled
                                   Series B preferred stock       to vote is required.
                                   voting together as a single
                                   class;

                                     - amendments to the
                                       certificate of
                                       incorporation

                                   MILLENNIUM BIOTHERAPEUTICS       MILLENNIUM PHARMACEUTICALS
                                       STOCKHOLDER RIGHTS               STOCKHOLDER RIGHTS
                                 -------------------------------  -------------------------------
                                       that alter or change the
                                       powers, preferences or
                                       special rights of the
                                       Series A and Series B
                                       preferred stock so as to
                                       adversely affect them or
                                       proposals to take any
                                       action which would result
                                       in the taxation of
                                       holders of the Series A
                                       and Series B preferred
                                       stock, in each such case
                                       the vote of more than
                                       fifty percent of holders
                                       of Millennium
                                       BioTherapeutics Series A
                                       and Series B preferred
                                       stock voting as a single
                                       class;

                                     - proposals to increase the
                                       number of authorized
                                       shares of either
                                       Millennium
                                       BioTherapeutics common
                                       stock or Millennium
                                       BioTherapeutics preferred
                                       stock, in which case the
                                       affirmative vote of the
                                       holders of more than
                                       fifty percent of the
                                       outstanding Millennium
                                       BioTherapeutics Series A
                                       and Series B preferred
                                       stock voting together as
                                       a single class is
                                       required; and

                                     - proposals to create any
                                     new class or series of
                                       stock having any powers,
                                       preferences or special
                                       rights superior to the
                                       Series A or Series B
                                       preferred stock as to
                                       dividends or
                                       distributions of assets
                                       upon liquidation of
                                       Millennium
                                       BioTherapeutics or to pay
                                       or declare any dividend
                                       on shares of Millennium
                                       BioTherapeutics' stock
                                       require the affirmative
                                       vote

                                   MILLENNIUM BIOTHERAPEUTICS       MILLENNIUM PHARMACEUTICALS
                                       STOCKHOLDER RIGHTS               STOCKHOLDER RIGHTS
                                 -------------------------------  -------------------------------
                                       of 85% of the outstanding
                                       Millennium
                                       BioTherapeutics Series A
                                       and Series B preferred
                                       stock voting as a single
                                       class.

Amendment of Bylaws:             The Millennium BioTherapeutics   Except as provided below, the
                                 bylaws may be altered or         Millennium Pharmaceuticals
                                 repealed by the holders of       restated bylaws may be amended,
                                 Millennium BioTherapeutics       and new bylaws may be adopted,
                                 voting stock or by the           by Millennium Pharmaceuticals
                                 Millennium BioTherapeutics       stockholders or the Millennium
                                 Board. The Millennium            Pharmaceuticals Board. The
                                 BioTherapeutics bylaws state     Millennium Pharmaceuticals
                                 that any alteration of the       restated bylaws state that all
                                 Millennium BioTherapeutics       such amendments voted on by the
                                 bylaws by holders of Millennium  Millennium Pharmaceuticals
                                 BioTherapeutics voting stock     stockholders must be approved
                                 requires the affirmative vote    by holders of a majority of all
                                 of at least a majority of the    outstanding Millennium
                                 voting power of all outstanding  Pharmaceuticals stock.
                                 stock entitled to vote.

                                                                  Provisions of the Millennium
                                                                  Pharmaceuticals bylaws
                                                                  regarding the powers and
                                                                  election of directors and
                                                                  amendments to the bylaws
                                                                  require the affirmative vote of
                                                                  75% of the voting power of all
                                                                  outstanding stock entitled to
                                                                  vote in order to be amended by
                                                                  a vote of stockholders.

Voting Stock:                    The outstanding Millennium       The outstanding Millennium
                                 BioTherapeutics voting stock     Pharmaceuticals voting stock
                                 consists of Millennium           consists solely of Millennium
                                 BioTherapeutics Series A and     Pharmaceuticals common stock.
                                 Series B preferred stock.

Indemnification and Exculpation  Pursuant to its certificate of   The Millennium Pharmaceuticals
  of Directors and Officers:     incorporation, Millennium        restated certificate of
                                 BioTherapeutics will indemnify   incorporation provides that
                                 any director or officer of       Millennium Pharmaceuticals will
                                 Millennium BioTherapeutics (or   indemnify to the fullest extent
                                 any director, officer, employee  permitted by law any person
                                 or agent of another entity if    made, or threatened to be made,
                                 serving at the request of        party to an action or
                                 Millennium BioTherapeutics) to   proceeding by reason of the
                                 the fullest extent permitted by  fact that he is or was a
                                 Delaware law, provided that, if  director or officer of
                                 the person seeks                 Millennium Pharmaceuticals or
                                 indemnification in connection    that such director or officer
                                 with                             was

                                   MILLENNIUM BIOTHERAPEUTICS       MILLENNIUM PHARMACEUTICALS
                                       STOCKHOLDER RIGHTS               STOCKHOLDER RIGHTS
                                 -------------------------------  -------------------------------
                                 a proceeding that he or she      serving any other entity in any
                                 initiated, the Millennium        capacity at the request of
                                 BioTherapeutics Board approved   Millennium Pharmaceuticals. The
                                 the proceeding.                  Millennium Pharmaceuticals
                                                                  certificate of incorporation
                                                                  further provides that no
                                                                  director shall be personally
                                                                  liable to Millennium
                                                                  Pharmaceuticals or its
                                                                  stockholders for monetary
                                                                  damages for any breach of
                                                                  fiduciary duty.

Business Combination             The Millennium BioTherapeutics   The Millennium Pharmaceuticals
  Prohibitions:                  certificate of incorporation     restated certificate authorizes
                                 contains two articles that       the board of directors to issue
                                 could inhibit certain business   "blank check" preferred stock
                                 combinations. The first          without any need for action by
                                 provision requires the           Millennium Pharmaceuticals'
                                 affirmative vote of the holders  stockholders.
                                 of more than fifty percent of
                                 Millennium BioTherapeutics
                                 Series A and Series B preferred
                                 stock voting together as a
                                 single class to approve (1) a
                                 merger of Millennium
                                 BioTherapeutics with another
                                 company or (2) the sale of
                                 substantially all the assets of
                                 Millennium BioTherapeutics.
                                 This requirement does not apply
                                 if there are less than five
                                 million shares of Series A and
                                 Series B preferred stock
                                 outstanding.

                                 The second provision provides
                                 that a merger, consolidation or
                                 sale of all or substantially
                                 all of the assets of Millennium
                                 BioTherapeutics will constitute
                                 a liquidation requiring the
                                 payment to the holders of
                                 Series A and Series B preferred
                                 stock of $10.00 for each share
                                 of Series A or Series B
                                 preferred stock owned by such
                                 stockholder.

Special Meetings of              Special meetings of Millennium   The Millennium Pharmaceuticals
  Stockholders:                  BioTherapeutics stockholders     restated bylaws provide that
                                 may only be called by the        the chairman, the chief
                                 President or by the              executive officer or the
                                 BioTherapeutics Board.           Millennium Pharmaceuticals
                                                                  Board may call a special
                                                                  meeting.

                                   MILLENNIUM BIOTHERAPEUTICS       MILLENNIUM PHARMACEUTICALS
                                       STOCKHOLDER RIGHTS               STOCKHOLDER RIGHTS
                                 -------------------------------  -------------------------------
Action of Stockholders Without   Any action required or           The Millennium Pharmaceuticals
  a Meeting:                     permitted to be taken at an      restated bylaws provide that
                                 annual or special meeting of     the stockholders of Millennium
                                 Millennium BioTherapeutics       Pharmaceuticals may not take
                                 stockholders may be taken        any action by written consent
                                 without a meeting if a written   in lieu of a meeting.
                                 consent to the action is signed
                                 by a number of stockholders
                                 having at least as many votes
                                 as would be required to
                                 authorize the action at a
                                 meeting.

                           MILLENNIUM PHARMACEUTICALS
              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION--
                           MILLENNIUM BIOTHERAPEUTICS

    The following unaudited combined pro forma financial statements of Millennium Pharmaceuticals and the related notes are presented to give effect to the merger of Millennium BioTherapeutics with and into Millennium Pharmaceuticals (as described in Note 1). Pro forma combined statements of operations have been presented for Millennium Pharmaceuticals assuming that the merger occurred as of January 1, 1998, accounted for as an exchange of shares between companies under common control in accordance with generally accepted accounting principles. A pro forma combined balance sheet has been presented for Millennium Pharmaceuticals assuming that the merger occurred as of September 30, 1999.

    The unaudited pro forma combined financial statements are based on the historical consolidated financial statements for Millennium Pharmaceuticals, as adjusted, and Millennium BioTherapeutics and the assumptions and adjustments described in the accompanying notes. The historical financial statements of Millennium Pharmaceuticals included herein have been adjusted on a pro forma basis to reflect the planned acquisition of LeukoSite, which was announced on October 14, 1999. Information with respect to the Historical Millennium Pharmaceuticals Financial Statements Assuming the LeukoSite Acquisition is derived from and can be found in the section "Millennium Pharmaceuticals Unaudited Pro Forma Combined Financial Information--Leukosite, Inc. Acquisition" included in this information statement/prospectus.

    The unaudited pro forma combined financial statements do not purport to represent what Millennium Pharmaceuticals' results of operations and financial condition actually would have been if the merger had occurred as of the dates indicated or what such results and financial condition will be for any future periods. The unaudited pro forma combined financial statements are based upon assumptions that Millennium Pharmaceuticals believes are reasonable and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto of Millennium Pharmaceuticals and Millennium BioTherapeutics incorporated herein by reference and included elsewhere in this information statement/prospectus, respectively.

                        MILLENNIUM PHARMACEUTICALS, INC.
                  UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
                            AS OF SEPTEMBER 30, 1999
                                 (IN THOUSANDS)

                                            HISTORICAL
                                            MILLENNIUM
                                         PHARMACEUTICALS,      HISTORICAL                             PRO FORMA
                                          INC. ASSUMING        MILLENNIUM                             MILLENNIUM
                                         LEUKOSITE, INC.    BIOTHERAPEUTICS,    PRO FORMA          PHARMACEUTICALS,
                                           ACQUISITION            INC.         ADJUSTMENTS               INC.
                                         ----------------   ----------------   -----------         ----------------
ASSETS
Current assets:
  Cash and cash equivalents............     $   89,981          $  5,591         $ (5,591)(B)          $  89,981
  Marketable securities................        157,580                                                   157,580
  Due from strategic partners..........          9,547               397             (397)                 9,547
  Prepaid expenses and other current
    assets.............................         13,646               119             (119)(B)             13,646
                                            ----------          --------         --------              ---------
Total current assets...................        270,754             6,107           (6,107)               270,754
                                            ----------          --------         --------              ---------
Property and equipment, net............         55,693             1,239           (1,239)(B)             55,693
Restricted cash and other assets.......         17,855               214             (214)(B)             17,855
Intangible assets, net.................        200,758                                                   200,758
                                            ----------          --------         --------              ---------
Total assets...........................     $  545,060          $  7,560         $ (7,560)             $ 545,060
                                            ==========          ========         ========              =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................     $   13,914          $  1,542         $ (1,542)(B)          $  13,914
  Accrued expenses.....................         20,725               869             (869)(B)             20,725
  Due to affiliates....................                           13,889          (13,889)(B)
  Deferred revenue.....................          9,911                                                     9,911
  Current portion of capital lease
    obligations........................          9,795                90              (90)(B)              9,795
                                            ----------          --------         --------              ---------
Total current liabilities..............         54,345            16,390          (16,390)                54,345
                                            ----------          --------         --------              ---------
Capital lease obligations, net of
  current portion......................         26,959               453             (453)(B)             26,959
Minority interest......................         15,564                                                    15,564
Redeemable convertible preferred
  stock................................                           20,000          (20,000)(B)
Commitments and contingencies
Stockholders' equity:
  Preferred stock......................                                9               (9)(B)
  Common stock.........................             43                 1               -- (A)(B)              44
  Additional paid-in capital...........        868,126             2,243           (2,244)(A)(B)         868,125
  Deferred compensation................         (1,370)           (1,009)           1,009 (B)             (1,370)
  Notes receivable from officers.......            (29)             (942)             942 (B)                (29)
  Other comprehensive income (loss)....           (539)                2               (2)(B)               (539)
  Accumulated deficit..................       (418,039)          (29,587)          29,587 (B)           (418,039)
                                            ----------          --------         --------              ---------
Total stockholders' equity.............        448,192           (29,283)          29,283                448,192
                                            ----------          --------         --------              ---------
Total liabilities and stockholders'
  equity...............................     $  545,060          $  7,560         $ (7,560)             $ 545,060
                                            ==========          ========         ========              =========

SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                        MILLENNIUM PHARMACEUTICALS, INC.
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           HISTORICAL
                                           MILLENNIUM
                                        PHARMACEUTICALS,      HISTORICAL                       PRO FORMA
                                         INC. ASSUMING        MILLENNIUM                       MILLENNIUM
                                        LEUKOSITE, INC.    BIOTHERAPEUTICS,    PRO FORMA    PHARMACEUTICALS,
                                          ACQUISITION            INC.         ADJUSTMENTS         INC.
                                        ----------------   ----------------   -----------   ----------------
Revenues:
  Strategic alliances.................      $ 128,581          $  7,205         $ (7,205)(B)     $ 128,581
  Corporate collaborations and
    grants............................          8,267                                               8,267
  Joint venture revenue...............          2,662                                               2,662
                                            ---------          --------         --------        ---------
                                              139,510             7,205           (7,205)         139,510
                                            ---------          --------         --------        ---------

Costs and expenses:
  Research and development............        136,827            16,625          (16,625)(B)       136,827
  General and administrative..........         26,474             2,837           (2,837)(B)        26,474
  Acquired in-process research &
    development.......................          2,661                                               2,661
  Amortization of intangible assets...         38,978                                              38,978
                                            ---------          --------         --------        ---------
                                              204,940            19,462          (19,462)         204,940
                                            ---------          --------         --------        ---------
Loss from operations..................        (65,430)          (12,257)          12,257          (65,430)
Interest income.......................         10,230               301             (301)(B)        10,230
Interest expense......................         (2,308)              (42)              42 (B)        (2,308)
Minority interest.....................          2,204                                               2,204
Equity in operations of joint
  venture.............................         (3,900)                                             (3,900)
                                            ---------          --------         --------        ---------
Net loss..............................      $ (59,204)         $(11,998)        $ 11,998        $ (59,204)
                                            =========          ========         ========        =========
Basic and diluted net loss per
  share...............................      $   (1.40)         $ (31.48)                        $   (1.39)
                                            =========          ========                         =========

Shares Used In Calculating:
  Basic and diluted net loss per                                                    (381)(B)
    share.............................         42,394               381              330 (C)        42,724
                                            =========          ========                         =========

SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                        MILLENNIUM PHARMACEUTICALS, INC.
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           HISTORICAL
                                           MILLENNIUM
                                        PHARMACEUTICALS,      HISTORICAL                       PRO FORMA
                                         INC. ASSUMING        MILLENNIUM                       MILLENNIUM
                                        LEUKOSITE, INC.    BIOTHERAPEUTICS,    PRO FORMA    PHARMACEUTICALS,
                                          ACQUISITION            INC.         ADJUSTMENTS         INC.
                                        ----------------   ----------------   -----------   ----------------
Revenues:
  Strategic alliances.................      $ 133,682          $  9,300         $ (9,300)(B)     $ 133,682
  Corporate collaborations and
    grants............................         12,324                                              12,324
  Joint venture revenue...............          1,260                                               1,260
                                            ---------          --------         --------        ---------
                                              147,266             9,300           (9,300)         147,266
                                            ---------          --------         --------        ---------

Costs and expenses:
  Research and development............        138,725            20,429          (20,429)(B)       138,725
  General and administrative..........         28,563             3,797           (3,797)(B)        28,563
  Amortization of intangible assets...         51,971                                              51,971
                                            ---------          --------         --------        ---------
                                              219,259            24,226          (24,226)         219,259
                                            ---------          --------         --------        ---------
Loss from operations..................        (71,993)          (14,926)          14,926          (71,993)
Interest income.......................          7,987               752             (752)(B)         7,987
Interest expense......................         (2,581)               (5)               5 (B)        (2,581)
Minority interest.....................         14,179                                              14,179
Equity in operations of joint
  venture.............................         (3,858)                                             (3,858)
                                            ---------          --------         --------        ---------
Net loss..............................      $ (56,266)         $(14,179)        $ 14,179        $ (56,266)
                                            =========          ========         ========        =========
Basic and diluted net loss per
  share...............................      $   (1.52)         $(177.73)                        $   (1.51)
                                            =========          ========                         =========

Shares Used In Calculating:
Basic and diluted net loss per                                                       (80)(B)
  share...............................         36,896                80              330 (C)        37,226
                                            =========          ========                         =========

SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                        MILLENNIUM PHARMACEUTICALS, INC.
           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1) THE MERGER

    Millennium Pharmaceuticals entered into a merger agreement dated
October 14, 1999 which provides that Millennium BioTherapeutics will merge with and into Millennium Pharmaceuticals and Millennium Pharmaceuticals will be the surviving company. Pursuant to the merger agreement, each outstanding share of Millennium BioTherapeutics Class B common stock and option to purchase shares of Millennium BioTherapeutics Class B common stock will be converted into a number of shares of Millennium Pharmaceuticals common stock equal to the average of:
(1) $15.00 divided by $62.536 and (2) $15.00 divided by the average of the last reported sale prices per share of Millennium Pharmaceuticals common stock over the 20 trading days ending on the second trading day before the effective date of the merger. The merger agreement also provides for the assumption by Millennium Pharmaceuticals of the Millennium BioTherapeutics stock option plan and the options granted under it.

    The historical financial statements of Millennium Pharmaceuticals included herein have been adjusted on a pro forma basis to reflect the planned acquisition of LeukoSite, Inc., which was announced on October 14, 1999. Information with respect to the Historical Millennium Pharmaceuticals Financial Statements Assuming the LeukoSite Acquisition is derived from and can be found in the section "Millennium Pharmaceuticals Unaudited Pro Forma Combined Financial Information--LeukoSite, Inc. Acquisition" included in this information statement/prospectus.

(2) PRO FORMA ADJUSTMENTS RELATED TO THE MERGER

(A) EXCHANGE OF SHARES

    The unaudited pro forma combined financial statements assume that Millennium Pharmaceuticals will issue 330,000 shares of its $.001 par value common stock in exchange for all of the outstanding Class B common stock of Millennium BioTherapeutics. The actual number of shares Millennium Pharmaceuticals will issue will depend on the average last reported sale prices of the stock over the 20 trading days ending on the second trading day before the date the merger becomes effective. Because the transaction represents the exchange of shares between companies under common control, Millennium Pharmaceuticals common stock and additional paid-in capital has been credited for the historical value of Millennium BioTherapeutics Class B common stock and the Millennium BioTherapeutics common stock and additional paid-in capital balances have been eliminated.

(B) ELIMINATING ENTRIES

    As a majority owned subsidiary, the historical financial statements of Millennium BioTherapeutics are already included in the historical consolidated financial statements of Millennium Pharmaceuticals. Accordingly, all Millennium BioTherapeutics balances have been eliminated.

(C) SHARES USED IN CALCULATING BASIC AND DILUTED EARNINGS PER SHARE

    The outstanding common shares for the year ended December 31, 1998 and the nine months ended September 30, 1999 has been increased to reflect the assumed issuance of 330,000 shares of Millennium Pharmaceuticals common stock.

                           MILLENNIUM PHARMACEUTICALS
              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION--
                          LEUKOSITE, INC. ACQUISITION

    The following unaudited pro forma combined financial statements have been prepared to give effect to the acquisition of LeukoSite by Millennium Pharmaceuticals using the purchase method of accounting.

    The unaudited pro forma combined balance sheet as of September 30, 1999 gives effect to the acquisition as if it had occurred on such date, and reflects the allocation of the purchase price to the LeukoSite assets acquired, including in-process research and development, and liabilities assumed. The unaudited pro forma combined statements of operations combine the historical statements of operations of Millennium Pharmaceuticals and LeukoSite as if the merger had occurred at January 1, 1998. The historical financial statements of LeukoSite included herein have been adjusted on a pro forma basis to reflect the February 1999 acquisition of CytoMed, Inc. by LeukoSite, as if such acquisition had occurred on January 1, 1998 ("Historical LeukoSite Financial Statements Assuming the CytoMed Acquisition"). Information with respect to the 1998 Historical LeukoSite Financial Statements Assuming the CytoMed Acquisition is derived from and can be found in LeukoSite's Form 8-K/A filed on April 27, 1997 in conjunction with the CytoMed acquisition and incorporated by reference herein. The unaudited pro forma combined statement of operations for the nine-month period ended September 30, 1999 combines the historical unaudited statements of operations of Millennium Pharmaceuticals and LeukoSite, as adjusted, for such period. It is expected that following the merger, Millennium Pharmaceuticals will incur additional costs, which are not expected to be significant to the combined results of operations, in connection with integrating the operations of the two companies. Integration-related costs are not included in the accompanying unaudited pro forma combined financial statements.

    The Millennium Pharmaceuticals statement of operations for the period in which the merger occurs will include a significant charge for acquired in-process research and development, currently estimated to be approximately $327.6 million, or 59.2% of the purchase price. This amount represents the values determined by management, using a discounted cash flow methodology, to be attributable to the in-process research and development programs of LeukoSite based on a preliminary valuation of such programs. Such amount is subject to significant change pending completion of the final independent valuation analysis. The charge relates to specific on-going research and development programs and preclinical projects. Assuming each of these research programs continues through all stages of clinical development, the projected future research and development expenditures related to these programs, excluding the cost of research and development which may be performed by corporate collaborators, is approximatetely $139.3 million. The programs are forecasted to be completed at various times between 2000-2006. If Millennium Pharmaceuticals would have allocated less of the purchase price to these programs, the value would have been recorded as goodwill on the balance sheet and amortized over the expected benefit period, resulting in increased amortization expense during that period. Millennium Pharmaceuticals believes that the allocation of the purchase price to these programs is appropriate given the future potential of these programs to contribute to the operations of Millennium Pharmaceuticals.

    Unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma combined financial statements are based upon the respective historical financial statements of Millennium Pharmaceuticals and LeukoSite, as adjusted, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations of the combined company.

                        MILLENNIUM PHARMACEUTICALS, INC.

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

                            AS OF SEPTEMBER 30, 1999

                                 (IN THOUSANDS)

                                                       HISTORICAL LEUKOSITE
                                    HISTORICAL         FINANCIAL STATEMENTS                           PRO FORMA
                                    MILLENNIUM             ASSUMING THE        PRO FORMA             MILLENNIUM
                               PHARMACEUTICALS, INC.   CYTOMED ACQUISITION    ADJUSTMENTS       PHARMACEUTICALS, INC.
                               ---------------------   --------------------   -----------       ---------------------
ASSETS

Current Assets:
  Cash and cash
    equivalents..............         $ 81,960               $  8,021                                  $ 89,981
  Marketable securities......          143,220                 14,360                                   157,580
  Due from strategic
    partners.................            9,547                                                            9,547
  Prepaid expenses and other
    current assets...........            6,746                  6,900                                    13,646
                                      --------               --------          --------                --------
Total current assets.........          241,473                 29,281                                   270,754
                                      --------               --------          --------                --------
Property and equipment,
  net........................           51,152                  4,541                                    55,693
Restricted cash and other
  assets.....................           12,564                  5,291                                    17,855
Intangible assets, net.......            3,684                    208          $ 43,072 (B)             200,758
                                                                                  2,920 (C)
                                                                                151,082 (D)
                                                                                   (208)(F)
                                      --------               --------          --------                --------
Total assets.................         $308,873               $ 39,321          $196,866                $545,060
                                      ========               ========          ========                ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable...........         $ 13,450               $    464                                  $ 13,914
  Accrued expenses...........            8,466                  5,259          $  7,000 (E)              20,725
  Deferred revenue...........            7,371                  2,540                                     9,911
  Current portion of capital
    lease obligations........            8,836                    959                                     9,795
                                      --------               --------          --------                --------
Total current liabilities....           38,123                  9,222             7,000                  54,345
                                      --------               --------          --------                --------
Capital lease obligations,
  net of current portion.....           25,984                    975                                    26,959
Minority interest............           15,564                                                           15,564

Commitments and contingencies

Stockholders' equity:
  Preferred stock............
  Common stock...............               36                    147              (147)(G)                  43
                                                                                      7 (H)
  Additional paid-in                   321,525                 97,594           (97,594)(G)             868,126
    capital..................                                                   546,601 (H)
  Deferred compensation......           (1,370)                                                          (1,370)
  Notes receivable from
    officers.................              (29)                                                             (29)
  Other comprehensive loss...             (539)                                                            (539)
  Accumulated deficit........          (90,421)               (68,617)         (327,618)(A)            (418,039)
                                                                                 68,617 (G)
                                      --------               --------          --------                --------
Total stockholders' equity...          229,202                 29,124           189,866                 448,192
                                      --------               --------          --------                --------
Total liabilities and
  stockholders' equity.......         $308,873               $ 39,321          $196,866                $545,060
                                      ========               ========          ========                ========

             See notes to unaudited pro forma financial statements.

                        MILLENIUM PHARMACEUTICALS, INC.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             HISTORICAL
                                                             LEUKOSITE
                                                             FINANCIAL
                                                             STATEMENTS                           PRO
                                         HISTORICAL         ASSUMING THE                         FORMA
                                         MILLENNIUM           CYTOMED       PRO FORMA         MILLENNIUM
                                    PHARMACEUTICALS, INC.   ACQUISITION    ADJUSTMENTS   PHARMACEUTICALS, INC.
                                    ---------------------   ------------   -----------   ---------------------
Revenues:
  Strategic alliances.............        $128,581                                             $ 128,581
  Corporate collaborations and
    grants........................                            $  8,267                             8,267
  Joint venture revenue...........                               2,662                             2,662
                                          --------            --------      ---------          ---------
                                           128,581              10,929                           139,510
                                          --------            --------      ---------          ---------
Costs and expenses:
  Research and development........         113,276              23,551                           136,827
  General and administrative......          23,907               2,567                            26,474
  Acquired in-process research and
    development...................                               2,661                             2,661
  Amortization of intangible
    assets........................           2,027                          $  36,951 (I)          38,978
                                          --------            --------      ---------          ---------
                                           139,210              28,779         36,951            204,940
                                          --------            --------      ---------          ---------
Loss from operations..............         (10,629)            (17,850)       (36,951)           (65,430)
Interest income...................           9,209               1,021                            10,230
Interest expense..................          (2,177)               (131)                           (2,308)
Minority interest.................           2,204                                                 2,204
Equity in operations of joint
  venture.........................                              (3,900)                           (3,900)
                                          --------            --------      ---------          ---------
Net loss..........................        $ (1,393)           $(20,860)     $ (36,951)         $ (59,204)
                                          ========            ========      =========          =========
Basic and diluted net loss per
  share...........................        $  (0.04)           $  (1.49)                        ($   1.40)
                                          ========            ========                         =========

Shares Used In Calculating:
Basic and diluted net loss per
  share...........................          35,817              13,988        (13,988)(J)          42,394
                                                                                6,577 (K)
                                          ========            ========                         =========

             See notes to unaudited pro forma financial statements.

                        MILLENNIUM PHARMACEUTICALS, INC.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             HISTORICAL
                                                             LEUKOSITE
                                                             FINANCIAL
                                                             STATEMENTS                           PRO
                                         HISTORICAL         ASSUMING THE                         FORMA
                                         MILLENNIUM           CYTOMED       PRO FORMA         MILLENNIUM
                                    PHARMACEUTICALS, INC.   ACQUISITION    ADJUSTMENTS   PHARMACEUTICALS, INC.
                                    ---------------------   ------------   -----------   ---------------------
Revenues:
  Strategic alliances.............        $133,682                                             $ 133,682
  Corporate collaborations and
    grants........................                            $ 12,324                            12,324
  Joint venture revenue...........                               1,260                             1,260
                                          --------            --------      ---------          ---------
                                           133,682              13,584                           147,266
                                          --------            --------      ---------          ---------
Costs and expenses:
  Research and development........         114,190              24,535                           138,725
  General and administrative......          24,419               4,144                            28,563
  Amortization of intangible
    assets........................           2,702                          $  49,269 (I)          51,971
                                          --------            --------      ---------          ---------
                                           141,311              28,679         49,269            219,259
                                          --------            --------      ---------          ---------
Loss from operations..............          (7,629)            (15,095)       (49,269)           (71,993)
Interest income...................           6,198               1,789                             7,987
Interest expense..................          (2,410)               (171)                           (2,581)
Minority interest.................          14,179                                                14,179
Equity in operations of joint
  venture.........................                              (3,858)                           (3,858)
                                          --------            --------      ---------          ---------
Net income (loss).................        $ 10,338            $(17,335)     $ (49,269)         $ (56,266)
                                          ========            ========      =========          =========
Basic net income (loss) per
  share...........................        $   0.34            $  (1.39)                        $   (1.52)
                                          ========            ========                         =========
Diluted net income (loss) per
  share...........................        $   0.33            $  (1.39)                        $   (1.52)
                                          ========            ========                         =========

Shares Used In Calculating:
Basic net income (loss) per                                                   (12,462)(J)
  share...........................          30,319              12,462          6,577 (K)          36,896
                                          ========            ========                         =========
Diluted net income (loss) per
  share...........................          31,508              12,462                            36,896
                                          ========            ========                         =========

             See notes to unaudited pro forma financial statements.

                        MILLENNIUM PHARMACEUTICALS, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1

    The unaudited pro forma combined financial statements reflect the conversion of all of the outstanding shares of LeukoSite common stock into approximately 6,577,110 shares of Millennium common stock pursuant to the merger. This calculation is based on LeukoSite's outstanding capitalization at September 30, 1999 using the conversion ratio of 0.4296 of a share of Millennium common stock for each share of outstanding LeukoSite common stock. Options and warrants to purchase approximately 2,297,246 shares of LeukoSite common stock with a weighted average exercise price of $9.17 will be assumed by Millennium pursuant to the merger and converted into options and warrants to purchase 986,911 shares of Millennium common stock. The total cost of the proposed merger is estimated to be approximately $553.6 million, determined as follows (in thousands):

Fair value of Millennium shares (calculated using $74.52 per share fair value at the date of the merger agreement).....  $490,100
Value of LeukoSite options and warrants assumed.............    56,508
Millennium transaction costs, consisting primarily of
  financial advisory, legal and accounting fees.............     7,000
                                                              --------
                                                              $553,608
                                                              ========

    Based upon a preliminary valuation of tangible and intangible assets acquired and liabilities assumed, Millennium has allocated the total cost of the merger to the net assets of LeukoSite as follows (in thousands):

Tangible assets acquired....................................  $ 39,113
In-process research and development.........................   327,618
Intangible assets (assembled workforce, core technology and
  goodwill).................................................   197,074
Liabilities assumed.........................................   (10,197)
                                                              --------
                                                              $553,608
                                                              ========

    LeukoSite is engaged in the discovery and development of a new class of pharmaceutical products for the treatment or prevention of serious diseases. LeukoSite's business focus is in the development of medicines for treating cancer and inflammatory, autoimmune and viral diseases. LeukoSite's research and development programs in these areas are in various stages from pre-clinical development to late stage clinical trials. LeukoSite's strategy has been to develop and commercialize its products through alliances with major pharmaceutical and biotechnology companies. No products utilizing LeukoSite's proprietary technologies have been approved for marketing to date. The LeukoSite research and development programs currently in process were valued as follows:

CAMPATH-Registered Trademark-...............................  $ 38,922
LDP-01......................................................    20,155
LDP-02......................................................    24,482
LDP-341.....................................................   139,149
LDP-977.....................................................    17,334
Preclinical projects........................................    87,576
                                                              --------
                                                              $327,618
                                                              ========

                        MILLENNIUM PHARMACEUTICALS, INC.

NOTE 1 (CONTINUED)

    The in-process research and development has been written off against the combined retained earnings. Because the charge is nonrecurring, it has not been reflected in the pro forma combined statements of operations. Such charge will be included in the Millennium statement of operations in the quarter in which the merger is completed. The intangible assets will be amortized over their estimated useful lives of 4 years.

NOTE 2

    The pro forma combined balance sheet includes the adjustments necessary to give effect to the merger as if it had occurred on September 30, 1999 and to reflect the allocation of the acquisition cost to the fair value of tangible and intangible assets acquired and liabilities assumed as noted above, including a charge to retained earnings for acquired in-process research and development and the elimination of LeukoSite's equity accounts. Adjustments included in the pro forma combined balance sheet are summarized as follows (in thousands except per share amounts):

    (A) The charge to operations for in-process research and development of $327,618.

    (B) The valuation of $43,072 for LeukoSite core technology.

    (C) The valuation of $2,920 for the LeukoSite workforce.

    (D) The valuation of $151,082 for the LeukoSite goodwill.

    (E) The accrual of the estimated acquisition costs of $7,000.

    (F) To eliminate LeukoSite historical goodwill of $208.

    (G) To eliminate LeukoSite historical stockholders' equity amounts:

Common stock................................................  $   147
Additional paid-in capital..................................   97,594
Accumulated deficit.........................................   68,617

    (H) Issuance of 6,577,110 shares of Millennium $.001 par value common stock to acquire all of the outstanding common stock of LeukoSite and assumption of options and warrants to purchase common stock, as discussed in Note 1. Common stock credited for $7 and additional paid-in capital credited for $546,601, including an adjustment of $56,508 to reflect the fair value of stock options and warrants issued by Millennium Pharmaceuticals in exchange for the LeukoSite stock options and warrants.

NOTE 3

    The Historical LeukoSite Financial Statements Assuming the CytoMed Acquisition, for the nine months ended September 30, 1999, have been adjusted on a pro forma basis to reflect the February 1999 acquisition of CytoMed, Inc. by LeukoSite as if such acquisition had occurred on January 1, 1998. Such pro forma adjustments include the addition of $744 of Research and Development Costs, incurred by CytoMed in 1999 prior to the acquisition, and the reversal of the $1,588 Acquired In-Process Research and Development charge, associated with the CytoMed acquisition, due to its non-recurring nature.

                        MILLENNIUM PHARMACEUTICALS, INC.

NOTE 3 (CONTINUED)

    The Historical LeukoSite Financial Statements Assuming the CytoMed Acquisition for the year ended December 31, 1998 are derived from and can be found in the LeukoSite Form 8-K filed on April 27, 1999 in conjunction with the CytoMed acquisition.

NOTE 4

    The pro forma combined statements of operations include the adjustments necessary to give effect to the merger as if it had occurred on January 1, 1998.

    (I) Adjustments consist of the amortization of acquired intangible assets using the following estimated useful lives:

Assembled workforce.........................................  4 years
Core technology.............................................  4 years
Goodwill....................................................  4 years

NOTE 5

    (J) To eliminate LeukoSite weighted average shares outstanding.

    (K) Pro forma basic and diluted net loss per share amounts for the year ended December 31, 1998 and the nine-month period ended September 30, 1999, are based upon the historical weighted-average number of Millennium common stock outstanding adjusted to reflect the issuance, as of January 1, 1998, of approximately 6,577,110 shares of Millennium common stock.

    (L) The impact of outstanding options and warrants, including LeukoSite options and warrants assumed, has been excluded from the calculation of diluted net loss per share as the effect would be antidilutive.

                                    EXPERTS

    The financial statements of Millennium BioTherapeutics at December 31, 1998 and 1997, and for the year ended December 31, 1998 and for the period May 27, 1997 (date of inception) to December 31, 1997, appearing in this information statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Millennium BioTherapeutics' ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Millennium Pharmaceuticals incorporated by reference to Millennium Pharmaceuticals' Annual Report
(Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the shares of Millennium Pharmaceuticals common stock to be issued in the merger will be passed upon for Millennium Pharmaceuticals by Hale and Dorr LLP, Boston, Massachusetts, counsel to Millennium Pharmaceuticals. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for Millennium Pharmaceuticals by Hale and Dorr LLP, Boston, Massachusetts.

                      WHERE YOU CAN FIND MORE INFORMATION

    Millennium Pharmaceuticals files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we have filed at the SEC's public reference rooms. Please call the SEC at 1-800-SEC-0330 for information on the public reference rooms or visit the following locations of the SEC:

Public Reference Room  New York Regional Office  Chicago Regional Office
450 Fifth Street,      7 World Trade Center      Citicorp Center
N.W.                   Suite 1300                500 West Madison Street
Room 1024              New York, New York 10048  Suite 1400
Washington, DC 20549                             Chicago, Illinois
                                                 60661-2511

    You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Millennium Pharmaceuticals' SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

    Millennium Pharmaceuticals filed a registration statement on Form S-4 to register with the SEC Millennium Pharmaceuticals common stock that may be issued to Millennium BioTherapeutics stockholders in the merger. This information statement/prospectus is a part of that registration statement and constitutes a prospectus of Millennium Pharmaceuticals in addition to being an information statement of Millennium BioTherapeutics. As allowed by SEC rules, this information statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

    The SEC allows Millennium Pharmaceuticals to "incorporate by reference" information into this information statement/prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this information statement/prospectus, except for any information superseded by information in (or incorporated by reference in) this statement/prospectus. This information statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about Millennium Pharmaceuticals and its financial condition.

       MILLENNIUM PHARMACEUTICALS SEC
         FILINGS (FILE NO. 0-28494)                       DATE OR PERIOD COVERED
---------------------------------------------  ---------------------------------------------
Annual Report on Form 10-K                     Year ended December 31, 1998

Quarterly Reports on Form 10-Q                 Quarters ended March 31, 1999, June 30, 1999
                                               and September 30, 1999

Current Reports on Form 8-K and Form 8-K/A     Dated March 11, 1999, October 21, 1999 and
                                               October 29, 1999

Form 8-A                                       Dated April 26, 1996

                LEUKOSITE SEC
          FILING (FILE NO. 0-22769)                                DATE
---------------------------------------------  ---------------------------------------------
Pages 22-27 of Form 8-K/A                      April 27, 1999

    Millennium Pharmaceuticals is also incorporating by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this information statement/prospectus and the effective time of the merger. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

    Millennium Pharmaceuticals has supplied all information contained or incorporated by reference in this information statement/prospectus relating to Millennium Pharmaceuticals, and Millennium BioTherapeutics has supplied all information contained in this information statement/prospectus relating to Millennium BioTherapeutics.

    You can obtain any of the documents incorporated by reference through us, the SEC, or the SEC Internet world wide web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this information statement/prospectus. Stockholders may obtain documents incorporated by reference in this information statement/prospectus by requesting them in writing or by telephone from us at the following address:

                             Millennium Pharmaceuticals, Inc.
                             75 Sidney Street
                             Cambridge, MA 02139
                             Tel.: (617) 679-7000
                             Attention: Corporate Secretary
                             website: http://www.mlmn.com

    If you would like to request documents from us, please do so by December 14, 1999 to receive them before the effective time of the merger. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

    We have authorized no one to give you any information or to make any representation about the proposed merger involving our companies that differs from or adds to the information contained in this information statement/prospectus or in the documents our companies have publicly filed with the SEC. Therefore, if anyone should give you any different or additional information, you should not rely on it.

    If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this information statement/prospectus, or to ask for proxies, or, if you are a person to whom it is unlawful to direct such activities, then the offer presented by this information statement/prospectus does not extend to you.

    The information contained in this document speaks only as of the date indicated on the cover of this document unless the information specifically indicates that another date applies.

                        MILLENNIUM BIOTHERAPEUTICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors..............................    F-2
Balance Sheets at December 31, 1997, December 31, 1998 and
  September 30, 1999 (unaudited)............................    F-3
Statements of Operations for the Period from May 27, 1997
  (date of inception) to December 31, 1997, the Year Ended
  December 31, 1998 and the Nine Months Ended September 30,
  1998 (unaudited) and September 30, 1999 (unaudited).......    F-4
Statements of Redeemable Convertible Preferred Stock and
  Stockholders' Deficit for the Period from May 27, 1997
  (date of inception) to December 31, 1997, the Year Ended
  December 31, 1998 and the Nine Months Ended
  September 30, 1999 (unaudited)............................    F-5
Statements of Cash Flows for the Period from May 27, 1997
  (date of inception) to December 31, 1997, the Year Ended
  December 31, 1998 and the Nine Months Ended September 30,
  1998 (unaudited) and September 30, 1999 (unaudited).......    F-6
Notes to Financial Statements...............................    F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Millennium BioTherapeutics, Inc.

    We have audited the accompanying balance sheets of Millennium BioTherapeutics, Inc. (the Company) as of December 31, 1998 and 1997, and the related statements of operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for the year ended December 31, 1998 and the period from May 27, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium
BioTherapeutics, Inc. at December 31, 1998 and 1997, and the results of its operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for the year ended December 31, 1998 and the period from May 27, 1997 (date of inception) to December 31, 1997 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are described in
Note 1. The 1998 financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                                                 /s/ Ernst & Young LLP

Boston, Massachusetts
March 12, 1999

                        MILLENNIUM BIOTHERAPEUTICS, INC.

                                 BALANCE SHEETS

                                                                              DECEMBER 31
                                                       SEPTEMBER 30,   --------------------------
                                                           1999            1998          1997
                                                       -------------   ------------   -----------
                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................  $  5,591,000    $  3,625,000   $ 6,837,000
  Marketable securities..............................            --       4,003,000    10,103,000
  Due from strategic partner.........................       397,000          37,000       130,000
  Prepaid expenses and other current assets..........       119,000         116,000       347,000
                                                       ------------    ------------   -----------
Total current assets.................................     6,107,000       7,781,000    17,417,000
Property and equipment, net..........................     1,239,000       1,080,000       713,000
Other assets.........................................       214,000         214,000         3,000
                                                       ------------    ------------   -----------
Total assets.........................................  $  7,560,000    $  9,075,000   $18,133,000
                                                       ============    ============   ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable...................................  $  1,542,000    $    525,000   $   556,000
  Accrued expenses...................................       869,000         676,000       242,000
  Due to parent company..............................    13,889,000       4,747,000       739,000
  Current portion of capital lease obligations.......        90,000          84,000            --
                                                       ------------    ------------   -----------
Total current liabilities............................    16,390,000       6,032,000     1,537,000
Capital lease obligations, net of current portion....       453,000         528,000            --
Redeemable convertible preferred stock--Series B,
  $0.001 par value; 6,000,000 shares authorized;
  2,000,000 issued and outstanding...................    20,000,000      20,000,000    20,000,000

Commitments and contingencies

Stockholders' deficit:
  Convertible preferred stock--Series A, $0.001 par
    value; 9,000,000 shares authorized, issued and
    outstanding (preference in liquidation of
    $90,000,000).....................................         9,000           9,000         9,000
  Common stock--Class A, $0.001 par value; 23,500,000
    shares authorized; 1,000 issued and
    outstanding......................................            --              --            --
  Common stock--Class B, $0.001 par value; 1,500,000
    shares authorized: 1,274,073 and 937,319 shares
    in 1999 and 1998, respectively and no shares in
    1997 issued and outstanding......................         1,000           1,000            --
  Additional paid-in capital.........................     2,243,000         843,000            --
  Deferred compensation..............................    (1,009,000)             --            --
  Notes receivable...................................      (942,000)       (751,000)           --
  Other comprehensive income (loss)..................         2,000           2,000        (3,000)
  Accumulated deficit................................   (29,587,000)    (17,589,000)   (3,410,000)
                                                       ------------    ------------   -----------
Total stockholders' deficit..........................   (29,283,000)    (17,485,000)   (3,404,000)
                                                       ------------    ------------   -----------
Total liabilities and stockholders' deficit..........  $  7,560,000    $  9,075,000   $18,133,000
                                                       ============    ============   ===========

SEE ACCOMPANYING NOTES.

                        MILLENNIUM BIOTHERAPEUTICS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                        PERIOD FROM
                                                                                       MAY 27, 1997
                                               NINE MONTHS ENDED                         (DATE OF
                                                 SEPTEMBER 30,           YEAR ENDED    INCEPTION) TO
                                          ---------------------------   DECEMBER 31,   DECEMBER 31,
                                              1999           1998           1998           1997
                                          ------------   ------------   ------------   -------------
                                          (UNAUDITED)    (UNAUDITED)
Revenue under strategic alliance........  $  7,205,000   $  6,880,000   $  9,300,000    $ 5,514,000
Costs and expenses:
  Research and development..............    16,625,000     13,980,000     20,429,000      8,117,000
  General and administrative............     2,837,000      3,024,000      3,797,000      1,340,000
                                          ------------   ------------   ------------    -----------
                                            19,462,000     17,004,000     24,226,000      9,457,000
                                          ------------   ------------   ------------    -----------
Loss from operations....................   (12,257,000)   (10,124,000)   (14,926,000)    (3,943,000)
Interest income.........................       301,000        620,000        752,000        533,000
Interest expense........................       (42,000)            --         (5,000)            --
                                          ------------   ------------   ------------    -----------
Net loss................................  $(11,998,000)  $ (9,504,000)  $(14,179,000)   $(3,410,000)
                                          ============   ============   ============    ===========
Basic and diluted net loss per share....  $     (31.48)  $    (249.45)  $    (177.73)   $  (3410.00)
                                          ============   ============   ============    ===========
Shares used in computing basic and
  diluted net loss per share............       381,165         38,100         79,780          1,000
                                          ============   ============   ============    ===========

SEE ACCOMPANYING NOTES.

                        MILLENNIUM BIOTHERAPEUTICS, INC.

 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

                                          SERIES B                 SERIES A
                                   REDEEMABLE CONVERTIBLE        CONVERTIBLE
                                                                  PREFERRED               CLASS A               CLASS B
                                       PREFERRED STOCK              STOCK              COMMON STOCK           COMMON STOCK
                                   -----------------------   --------------------   -------------------   --------------------
                                    SHARES       AMOUNT       SHARES     AMOUNT     SHARES     AMOUNT      SHARES     AMOUNT
                                   ---------   -----------   ---------   --------   --------   --------   ---------   --------
Issuance of Series A:
  Convertible Preferred Stock....                            9,000,000    $9,000
Issuance of Series B:
  Redeemable Convertible
    Preferred Stock..............  2,000,000   $20,000,000
Sale of Common Stock.............                                                    1,000        --
Net loss.........................
Unrealized loss on marketable
  securities.....................
Comprehensive loss...............
                                   ---------   -----------   ---------    ------     -----       ---      ---------    ------
Balance at December 31, 1997.....  2,000,000    20,000,000   9,000,000     9,000     1,000        --
Exercise of employee stock
  options........................                                                                           947,589    $1,000
Repurchase of Common Stock.......                                                                           (10,270)       --
Net loss.........................
Unrealized gain on marketable
  securities.....................
Comprehensive loss...............
                                   ---------   -----------   ---------    ------     -----       ---      ---------    ------
Balance at December 31, 1998.....  2,000,000    20,000,000   9,000,000     9,000     1,000        --        937,319     1,000
Exercise of employee stock
  options (unaudited)............                                                                           337,615        --
Repurchase of Common Stock
  (unaudited)....................                                                                              (861)       --
Deferred compensation
  (unaudited)....................
Stock compensation expense
  (unaudited)....................
Net loss (unaudited).............
Unrealized gain (loss) on
  marketable securities
  (unaudited)....................
Comprehensive loss (unaudited)...
                                   ---------   -----------   ---------    ------     -----       ---      ---------    ------
BALANCE AT SEPTEMBER 30, 1999
  (UNAUDITED)....................  2,000,000   $20,000,000   9,000,000    $9,000     1,000        --      1,274,073    $1,000
                                   =========   ===========   =========    ======     =====       ===      =========    ======


                                                                              OTHER
                                   ADDITIONAL                               COMPREHENSIVE                      TOTAL
                                    PAID-IN      DEFERRED        NOTES        INCOME         ACCUMULATED    STOCKHOLDERS'
                                    CAPITAL     COMPENSATION   RECEIVABLE     (LOSS)           DEFICIT        DEFICIT
                                   ----------   ------------   ----------   --------------   ------------   ------------
Issuance of Series A:
  Convertible Preferred Stock....                                                                           $      9,000
Issuance of Series B:
  Redeemable Convertible
    Preferred Stock..............                                                                                     --
Sale of Common Stock.............                                                                                     --
Net loss.........................                                                            $(3,410,000)     (3,410,000)
Unrealized loss on marketable
  securities.....................                                              $(3,000)                           (3,000)
                                                                                                            ------------
Comprehensive loss...............                                                                             (3,413,000)
                                   ----------   -----------    ---------       -------       ------------   ------------
Balance at December 31, 1997.....                                               (3,000)       (3,410,000)     (3,404,000)
Exercise of employee stock
  options........................  $ 852,000                   $(751,000)                                        102,000
Repurchase of Common Stock.......     (9,000)                                                                     (9,000)
Net loss.........................                                                            (14,179,000)    (14,179,000)
Unrealized gain on marketable
  securities.....................                                                5,000                             5,000
                                                                                                            ------------
Comprehensive loss...............                                                                            (14,174,000)
                                   ----------   -----------    ---------       -------       ------------   ------------
Balance at December 31, 1998.....    843,000                    (751,000)        2,000       (17,589,000)    (17,485,000)
Exercise of employee stock
  options (unaudited)............    341,000                    (191,000)                                        150,000
Repurchase of Common Stock
  (unaudited)....................         --                                                                          --
Deferred compensation
  (unaudited)....................  1,059,000    $(1,059,000)                                                          --
Stock compensation expense
  (unaudited)....................                    50,000                                                       50,000
Net loss (unaudited).............                                                            (11,998,000)    (11,998,000)
Unrealized gain (loss) on
  marketable securities
  (unaudited)....................                                                   --                                --
                                                                                                            ------------
Comprehensive loss (unaudited)...                                                                            (11,998,000)
                                   ----------   -----------    ---------       -------       ------------   ------------
BALANCE AT SEPTEMBER 30, 1999
  (UNAUDITED)....................  $2,243,000   $(1,009,000)   $(942,000)      $ 2,000       $(29,587,000)  $(29,283,000)
                                   ==========   ===========    =========       =======       ============   ============

SEE ACCOMPANYING NOTES.

                        MILLENNIUM BIOTHERAPEUTICS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                            PERIOD FROM
                                                                                           MAY 27, 1997
                                                   NINE MONTHS ENDED                         (DATE OF
                                                     SEPTEMBER 30,           YEAR ENDED    INCEPTION) TO
                                              ---------------------------   DECEMBER 31,   DECEMBER 31,
                                                  1999           1998           1998           1997
                                              ------------   ------------   ------------   -------------
                                              (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net loss....................................  $(11,998,000)  $ (9,504,000)  $(14,179,000)  $ (3,410,000)
Adjustments to reconcile net loss to cash
  used in operating activities:
  Depreciation and amortization.............       326,000        218,000        296,000        105,000
  Stock compensation........................        50,000             --             --             --
  Changes in operating assets and
    liabilities:
    Prepaid expenses and other current
      assets................................        (3,000)       123,000        231,000       (347,000)
    Due from strategic partner..............      (360,000)       130,000         93,000       (130,000)
    Other assets............................            --       (199,000)      (211,000)        (3,000)
    Accounts payable........................     1,017,000        (59,000)       (31,000)       556,000
    Accrued expenses........................       193,000         49,000        434,000        242,000
    Due to parent company...................     9,142,000        510,000      4,008,000        739,000
                                              ------------   ------------   ------------   ------------
Net cash used in operating activities.......    (1,633,000)    (8,732,000)    (9,359,000)    (2,248,000)
INVESTING ACTIVITIES
Purchase of property and equipment..........      (485,000)      (602,000)       (42,000)      (818,000)
Purchase of marketable securities...........            --     (7,390,000)    (7,385,000)   (10,106,000)
Sale of marketable securities...............     4,003,000     10,760,000     13,490,000             --
                                              ------------   ------------   ------------   ------------
Net cash provided by (used in) investing
  activities................................     3,518,000      2,768,000      6,063,000    (10,924,000)
FINANCING ACTIVITIES
Proceeds from sale of Series A convertible
  preferred stock...........................            --             --             --          9,000
Proceeds from sale of Series B convertible
  preferred stock...........................            --             --             --     20,000,000
Net proceeds from employee stock
  purchases.................................       341,000        849,000        844,000             --
Notes receivable stock......................      (191,000)      (758,000)      (751,000)            --
Payments of capital lease obligations.......       (69,000)            --         (9,000)            --
                                              ------------   ------------   ------------   ------------
Net cash provided by financing activities...        81,000         91,000         84,000     20,009,000
                                              ------------   ------------   ------------   ------------
Net (decrease) increase in cash and cash
  equivalents...............................     1,966,000     (5,873,000)    (3,212,000)     6,837,000
Cash and cash equivalents at beginning of
  period....................................     3,625,000      6,837,000      6,837,000             --
                                              ------------   ------------   ------------   ------------
Cash and cash equivalents at end of
  period....................................  $  5,591,000   $    964,000   $  3,625,000   $  6,837,000
                                              ============   ============   ============   ============
NON-CASH INVESTING AND FINANCING ACTIVITIES
Equipment acquired under capital leases.....  $         --   $         --   $    621,000   $         --
                                              ============   ============   ============   ============
Deferred compensation relating to issuance
  of stock options..........................  $  1,059,000   $         --   $         --   $         --
                                              ============   ============   ============   ============

SEE ACCOMPANYING NOTES.

                        MILLENNIUM BIOTHERAPEUTICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

THE COMPANY

    In May 1997, Millennium BioTherapeutics, Inc. (the Company) was incorporated in Delaware as a wholly-owned subsidiary of Millennium Pharmaceuticals, Inc.
(MPI) to develop therapeutic proteins and antibodies, vaccines, gene therapy and antisense products. At the time of its establishment, the Company and MPI entered into a Technology Transfer and License Agreement, whereby the Company licensed certain technology from MPI, in exchange for 9 million shares of the Company's Series A Convertible Preferred Stock. Concurrently with its establishment, the Company entered into a strategic alliance with Eli Lilly and Company (Lilly) for the discovery and development of novel therapeutic proteins (see Note 4). Under the terms of a related stock purchase agreement, Lilly purchased $20 million of the Company's Series B convertible preferred stock for an approximate 18% equity interest in the Company.

INTERIM FINANCIAL STATEMENTS

    The accompanying financial statements for the nine months ended
September 30, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

RISKS AND UNCERTAINTIES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    The financial statements of the Company have been presented on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company may not be able to continue its operations because it is experiencing operating losses and has limited sources of funding for continuing operations. In order to continue as a going concern, the Company's plans at this time are focused on obtaining new sources of equity financing, if possible, and securing additional collaborative partnering arrangements that will provide available cash funding for operations. However, there can be no assurance that any such additional financing will be available to the Company on terms that it deems acceptable, if at all. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS AND MARKETABLE SECURITIES

    Cash equivalents consist principally of money market funds and corporate bonds with original maturities of three months or less at the date of purchase. Cash equivalents and marketable securities at December 31, 1998 and 1997 are classified as available-for-sale.

                        MILLENNIUM BIOTHERAPEUTICS, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and marketable securities. The Company's cash equivalents and marketable securities are held by high-credit quality financial institutions. By policy, the Company limits the credit exposure to any one financial institution. At December 31, 1998, the Company had no significant concentrations of credit risk.

PROPERTY AND EQUIPMENT

    Equipment consists principally of laboratory, computer and office equipment. Assets held under capitalized leases are stated at the present value of future minimum lease obligations. Depreciation is recorded over the shorter of the estimated useful life or the term of the lease using the straight-line method. Leasehold improvements are stated at cost and are amortized over the remaining life of the building lease.

REVENUE RECOGNITION

    The Company recognizes revenue under a strategic alliance as reimbursable expenses are incurred.

STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion
No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under Financial Accounting Standards Board (FASB) Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted under the plan equals the market price of the underlying stock on the date of grant, no compensation expense is required.

ACCOUNTING PRONOUNCEMENTS

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME, which established standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The adoption of SFAS 130 resulted in revised disclosures but had no effect on the financial position, results of operations or liquidity of the Company. Comprehensive income is reported by the Company in the statements of stockholders' equity.

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is effective for fiscal years beginning after June 15, 2000. The Company believes the adoption of this new accounting standard will not have a significant effect to its financial statements as the Company's investment policies prohibit the use of derivatives.

INCOME TAXES

    The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and

                        MILLENNIUM BIOTHERAPEUTICS, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

liabilities, as well as net operating loss carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of common shares outstanding. Common stock equivalents, such as outstanding stock options and convertible preferred stocks are excluded in calculating diluted earnings per share since their loss would be antidilutive. Accordingly, basic earnings per share and diluted earnings per share are the same for the Company.

3. RELATED-PARTY TRANSACTIONS

    The Company has entered into certain agreements with MPI whereby MPI provides research and administrative services and facilities at negotiated fees. MPI is reimbursed for actual costs of services and facilities based on an allocation of both direct and indirect costs. These costs amounted to $12.2 million and $5.6 million in 1998 and 1997, respectively.

4. STRATEGIC ALLIANCE

    In May 1997, the Company entered into a collaborative agreement with Lilly in connection with its program to discover and develop therapeutic proteins. The agreement covers an initial three-year period during which Lilly will provide $8-$10 million annually in research funding, with a two-year renewal option at the same funding level. Under the terms of the agreement, the Company and Lilly will jointly fund the collaborative program and each company will share the rights to use and commercialize the resulting discoveries. Additional licensing fees, development milestones and royalties will be payable by Lilly in connection with specific therapeutic protein product candidates identified through the collaboration and licensed by Lilly. The Company recognized approximately $9.1 million and $5.5 million in revenues under this alliance in 1998 and 1997, respectively. Included in the 1997 revenue under strategic alliance are $1.9 million of reimbursable expenses for research performed by MPI prior to inception of the Company. The related expenses are included in research and development expense.

5. MARKETABLE SECURITIES

    Marketable securities consist of high-grade corporate bonds, which are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. There have been no realized gains or losses on sales of any securities in 1998 or 1997.

    The amortized cost and estimated fair value of debt securities at December 31, by contractual maturity, are shown below:

                                                       1998                       1997
                                              -----------------------   -------------------------
                                                           ESTIMATED                   ESTIMATED
                                                 COST      FAIR VALUE      COST       FAIR VALUE
                                              ----------   ----------   -----------   -----------
Due in one year or less.....................  $4,001,000   $4,003,000   $10,106,000   $10,103,000

                        MILLENNIUM BIOTHERAPEUTICS, INC.

6. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following at December 31,:

                                                                 1998        1997
                                                              ----------   --------
Equipment...................................................  $1,481,000   $810,000
Leasehold improvements and construction in progress.........          --      8,000
                                                              ----------   --------
                                                               1,481,000    818,000
Less accumulated depreciation and amortization..............    (401,000)  (105,000)
                                                              ----------   --------
                                                              $1,080,000   $713,000
                                                              ==========   ========

7. LEASE COMMITMENTS

    At December 31, 1998, the Company has capitalized leased equipment totaling $621,000 with related accumulated amortization of $85,000.

    At December 31, 1998, future minimum commitments under leases with noncancellable terms of more than one year are as follows:

                                                              CAPITAL
                                                               LEASES
                                                              --------
Year:
  1999......................................................  $134,000
  2000......................................................   146,000
  2001......................................................   146,000
  2002......................................................   147,000
  2003......................................................   147,000
  Thereafter................................................    62,000
                                                              --------
Total.......................................................   782,000
Less amount representing interest...........................  (170,000)
                                                              --------
Present value of minimum lease payments.....................   612,000
Less current portion of capital lease obligations...........   (84,000)
                                                              --------
Capital lease obligations...................................  $528,000
                                                              ========

    Interest paid under all financing and leasing arrangements during 1998 approximated interest expense.

8. INCOME TAXES

    MPI elects to consolidate the net income or loss of the Company in computing its consolidated U.S. federal tax liability. In the event of taxable income by the Company, the Company is required to reimburse MPI for its proportionate share of the consolidated tax liability. Conversely, in the event that losses or other tax attributes of the Company are used to reduce the amount of any consolidated tax liability of MPI, then the Company shall be reimbursed from MPI the proportionate share of reduction in MPI's tax liability. In 1998, the Company recorded a tax benefit of $336,000 in accordance with the agreement, of which $270,000 was owed to the Company by MPI at December 31, 1998.

                        MILLENNIUM BIOTHERAPEUTICS, INC.

9. STOCKHOLDERS' EQUITY

PREFERRED STOCK

    In the event of any liquidation, the holders of preferred stock will be entitled to receive, prior to any distribution to holders of common stock, an amount equal to $10 per share plus all declared but unpaid dividends on such shares. The holders of the preferred stock are entitled to vote and receive dividends, or any other distribution, in an amount equal to the product of the per share amount, if any, set aside for the Class A Common Stock multiplied by the number of whole shares of common stock into which such shares of preferred stock are then convertible. Preferred stockholders have the right to convert, at any time, each share of preferred stock into Class A common stock on a one share-for-one share basis (subject to adjustment). Each share of preferred stock shall automatically be converted into one share of Class A common stock (subject to adjustment) upon the closing of an underwritten public offering with aggregate gross proceeds to the Company of at least $15 million.

    In the event that the Company has not closed a qualified public offering on or before April 1, 2002, Lilly has the right to exchange all of its Series B Preferred Stock shares for, at the election of MPI, such amount of cash, shares of Common Stock of MPI, or a combination thereof as is equal to the fair market value of the shares as defined under the agreement.

COMMON STOCK

    Each holder of shares of Class A common stock is entitled to one vote for each share held, whereas holders of Class B common stock are not entitled to vote. Each share of Class B common stock will automatically be converted into one share of Class A common stock (subject to adjustment) upon the closing of an underwritten public offering with aggregate gross proceeds to the Company of at least $15 million. At December 31, 1998, 12,500,000 shares of Class A common stock were reserved for issuance upon conversion of preferred stock and conversion of Class B common stock underlying the 1997 Equity Incentive Plan.

STOCK OPTION PLAN

    In May 1997, the Board of Directors adopted the Company's 1997 Equity Incentive Plan (the 1997 Plan). The Plan, as amended, allows for the granting of incentive and non-statutory options to purchase up to 1,500,000 shares of Class B common stock. Incentive options granted to employees generally vest over a four-year period and may be exercised earlier subject to stock repurchase provisions that vest over the same period as the original option grant. Non-statutory options granted to consultants and other non-employees generally vest over the period of service to the Company.

    During 1999, the Company granted options to purchase 76,180 shares of Common Stock at exercise prices below the deemed fair value, for accounting purposes, of the stock options at the date of grant. The Company recorded an increase to additional paid-in capital and a corresponding charge to deferred compensation in the amount of approximately $1,059,000 to recognize the aggregate difference between such deemed fair value and the exercise price. The deferred compensation is being amortized over the option vesting period of four years.

                        MILLENNIUM BIOTHERAPEUTICS, INC.

9. STOCKHOLDERS' EQUITY (CONTINUED)

    The following table presents the activity of the 1997 Plan for the years ended December 31, 1998 and 1997:

                                                                 1998                   1997
                                                         --------------------   --------------------
                                                                    WEIGHTED-              WEIGHTED-
                                                                     AVERAGE                AVERAGE
                                                                    EXERCISE               EXERCISE
                                                          SHARES      PRICE      SHARES      PRICE
                                                         --------   ---------   --------   ---------
Outstanding at January 1...............................   593,535     $.90           --        --
Granted................................................   814,984      .92      593,535      $.90
Exercised..............................................  (947,589)     .90           --        --
Canceled...............................................   (24,130)     .90           --        --
                                                         --------     ----      -------      ----
Outstanding at December 31.............................   436,800     $.94      593,535      $.90
                                                         ========     ====      =======      ====
Options exercisable at December 31.....................   436,800     $.94       50,216      $.90
                                                         ========     ====      =======      ====

    The weighted-average per share fair value of options granted during 1998 and 1997 was $.22.

    At December 31, 1998, the exercise prices for options outstanding ranged from $.90 to $1.10, with a weighted average exercise price of $.94 and a weighted average remaining contractual life of 9.14 years.

SFAS NO. 123 DISCLOSURES

    Pursuant to the requirements of SFAS No. 123, the following are the pro forma net loss for 1998 and 1997, as if the compensation cost for the 1997 Plan had been determined based on the fair value at the grant date for grants in 1998 and 1997:

                                                        1998                       1997
                                              -------------------------   -----------------------
                                                  AS            PRO           AS          PRO
                                               REPORTED        FORMA       REPORTED      FORMA
                                              -----------   -----------   ----------   ----------
Net loss....................................  $14,180,000   $14,333,000   $3,410,000   $3,427,000

    The fair value of stock options and common shares issued pursuant to the 1997 Plan at the date of grant were estimated using the Black-Scholes model with the following weighted-average assumptions:

                                                                1998          1997
                                                              --------      --------
Expected life (years).......................................     2.4           4.2
Interest rate...............................................    5.43%         5.90%
Volatility..................................................      .2           .07

    The Company has never declared dividends on any of its capital stock and does not expect to do so in the foreseeable future.

    The effects on 1998 and 1997 pro forma net loss of expensing the estimated fair value of stock options issued pursuant to the 1997 Plan are not necessarily representative of the effects on reported results of operations for future years as the periods presented include only one and two years, respectively, of option grants under the Company's 1997 Plan.

                        MILLENNIUM BIOTHERAPEUTICS, INC.

10. SUBSEQUENT EVENTS

    On October 14, 1999, Millennium BioTherapeutics entered into an Agreement and Plan of Merger pursuant to which Millennium BioTherapeutics would be merged with and into MPI. Each share of Class B Common Stock of the Company will, upon consummation of the merger, be converted into a number of shares of common stock of MPI equal to the average of (i) $15.00 divided by $62.536 and (ii) $15.00 divided by the average of the last recorded sale prices per share of MPI common stock on the Nasdaq National Market over the 20 consecutive trading days ending on the second trading day prior to the effective date of the merger. The
effective date of the merger is expected to occur in           .

    On October 14, 1999, MPI also entered into a Share Exchange Agreement with Lilly. Lilly was issued 360,198 shares of MPI Common Stock in exchange for all of the shares of the Company's Series B Convertible Preferred Stock owned by it. MPI agreed to register the shares issued to Lilly on a registration statement on Form S-3. The number of shares issued to Lilly will be adjusted, upward or downward, based on the closing price of MPI Common Stock over the five consecutive trading days ending on the first trading day prior to the effectiveness of the Form S-3 resale Registration Statement.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                        MILLENNIUM PHARMACEUTICALS, INC.

                                      AND

                        MILLENNIUM BIOTHERAPEUTICS, INC.

                                October 14, 1999

                               TABLE OF CONTENTS

                                                                                 PAGE
                                                                               --------
ARTICLE I--THE MERGER........................................................      1
           1.1   The Merger..................................................      1
           1.2   The Closing.................................................      2
           1.3   Actions at the Closing......................................      2
           1.4   Additional Action...........................................      2
           1.5   Conversion of Shares........................................      2
           1.6   Dissenting Shares...........................................      3
           1.7   Exchange of Shares..........................................      4
           1.8   Fractional Shares...........................................      5
           1.9   Options.....................................................      5
           1.10  Certificate of Incorporation and By-laws....................      6
           1.11  No Further Rights...........................................      6
           1.12  Closing of Transfer Books...................................      6

ARTICLE II--REPRESENTATIONS AND WARRANTIES OF THE COMPANY....................      7
           2.1   Organization, Qualification and Corporate Power.............      7
           2.2   Capitalization..............................................      7
           2.3   Authorization of Transaction................................      8
           2.4   Noncontravention............................................      8

ARTICLE III--REPRESENTATIONS AND WARRANTIES OF THE BUYER.....................      9
           3.1   Organization, Qualification and Corporate Power.............      9
           3.2   Capitalization..............................................      9
           3.3   Authorization of Transaction................................      9
           3.4   Noncontravention............................................     10
           3.5   Reports and Financial Statements............................     10

ARTICLE IV--COVENANTS........................................................     11
           4.1   Closing Efforts.............................................     11
           4.2   Compliance with Section 253.................................     11
           4.3   Prospectus/Information Statement and Registration
                 Statement...................................................     11
           4.4   Operation of Business.......................................     12
           4.5   Listing of Buyer Common Stock...............................     12
           4.6   Funding Obligations.........................................     12
           4.7   Indemnification.............................................     12
           4.8   Agreements from Certain Affiliates of the Company...........     13

ARTICLE V--CONDITIONS TO CONSUMMATION OF MERGER..............................     13
           5.1   Conditions to Each Party's Obligations......................     13
           5.2   Conditions to Obligations of the Buyer......................     14
           5.3   Conditions to Obligations of the Company....................     15

ARTICLE VI--TERMINATION......................................................     15
           6.1   Termination of Agreement....................................     15
           6.2   Effect of Termination.......................................     16

ARTICLE VII--DEFINITIONS.....................................................     16

                                                                                 PAGE
                                                                               --------
ARTICLE VIII--MISCELLANEOUS..................................................     17
           8.1   Survival....................................................     17
           8.2   No Third Party Beneficiaries................................     17
           8.4   Succession and Assignment...................................     17
           8.5   Counterparts and Facsimile Signature........................     18
           8.6   Headings....................................................     18
           8.7   Notices.....................................................     18
           8.8   Governing Law...............................................     19
           8.9   Amendments and Waivers......................................     19
           8.10  Severability................................................     19
           8.11  Submission to Jurisdiction..................................     19
           8.12  Waiver of Right to Trial by Jury............................     20
           8.13  Construction................................................     20

                          AGREEMENT AND PLAN OF MERGER

    Agreement entered into as of October 14, 1999 by and between Millennium Pharmaceuticals, Inc., a Delaware corporation (the "Buyer"), and Millennium BioTherapeutics, Inc., a Delaware corporation (the "Company"). The Buyer and the Company are referred to collectively herein as the "Parties."

    This Agreement contemplates a merger of the Company with and into the Buyer. In such merger, the stockholders of the Company other than the Buyer will receive common stock of the Buyer in exchange for their capital stock of the Company.

    WHEREAS, the Buyer and the Company each wish to effect the merger of the Company with and into the Buyer.

    WHEREAS, as an inducement to the Buyer to enter into this Agreement, simultaneously with the execution and delivery of this Agreement the Company has caused certain modifications to be made to (i) that certain Rights Exchange Agreement, dated as of May 28, 1997, between the Company and the Buyer,
(ii) that certain Collaboration Agreement, dated as of May 28, 1997, between the Company and Eli Lilly and Company ("Lilly") and (iii) that certain Technology Transfer and License Agreement, dated as of May 27, 1997, between the Company and the Buyer; and

    WHEREAS, on the date hereof, the Buyer has purchased all the shares of the Company's capital stock owned by Lilly.

    NOW, THEREFORE, in consideration of the representations, warranties and covenants and recitals herein contained, the Parties agree as follows.

                                   ARTICLE I

                                   THE MERGER

    1.1 THE MERGER. Upon and subject to the terms and conditions of this Agreement, the Company shall merge with and into the Buyer (with such merger referred to herein as the "Merger") at the Effective Time (as defined below). From and after the Effective Time, the separate corporate existence of the Company shall cease and the Buyer shall continue as the surviving corporation in the Merger (the "Surviving Corporation"). The "Effective Time" shall be the time at which the Surviving Corporation files a certificate of ownership and merger, in such form or forms as may be required by, and executed in accordance with
Section 253 of the Delaware General Corporation Law (the "Certificate of Merger") with the Secretary of State of the State of Delaware. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law.

    1.2 THE CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Hale and Dorr LLP in Boston, Massachusetts, commencing at 9:00 a.m. local time on the 20th business day following the mailing to the stockholders of the Company of the Prospectus/Information Statement (as defined in Section 4.3), or, if all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby have not been satisfied or waived by such date, on such mutually agreeable later date as soon as practicable (and in any event not later than three business days) after the satisfaction or waiver of all conditions (excluding the delivery of any documents to be delivered at the Closing by any of the Parties) set forth in Article V hereof (the "Closing Date").

    1.3  ACTIONS AT THE CLOSING.  At the Closing:

    (a) the Surviving Corporation shall file the Certificate of Merger with the Secretary of State of the State of Delaware; and

    (b) the Buyer shall deliver a certificate representing the shares of Buyer Common Stock (as defined below) to be issued in the Merger to a bank trust company or other entity reasonably satisfactory to the Company appointed by the Buyer to act as the exchange agent (the "Exchange Agent") in accordance with
Section 1.7.

    1.4 ADDITIONAL ACTION. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of the Company, in order to consummate the transactions contemplated by this Agreement.

    1.5 CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any of the following securities:

    (a) Each share of common stock, $.001 par value per share, of the Company ("Company Shares") issued and outstanding immediately prior to the Effective Time (other than Company Shares owned beneficially by the Buyer, Dissenting Shares (as defined below) and Company Shares held in the Company's treasury) shall be converted into and represent the right to receive a number of shares of common stock, $.001 par value per share, of the Buyer ("Buyer Common Stock") equal to the Conversion Ratio. The "Conversion Ratio" shall mean the average of the two quotients: (i) $15.00 divided by the Current MPI Share Price, and
(ii) $15.00 divided by the Closing Date MPI Share Price. "Current MPI Share Price" shall mean $62.536. "Closing Date MPI Share Price" shall mean the average of the last reported sale prices per share of Buyer Common Stock on the Nasdaq National Market, as reported by Nasdaq, over the 20 consecutive trading days ending on the trading day that is two trading days prior to the day on which the Effective Time occurs.

    (b) Each share of capital stock of the Company held in its treasury immediately prior to the Effective Time and each share of capital stock of the Company owned beneficially by the Buyer, including without limitation all of the outstanding shares of Class A Preferred Stock and Class B Preferred Stock, shall be cancelled and retired without payment of any consideration therefor.

    1.6  DISSENTING SHARES.

    (a) For purposes of this Agreement, "Dissenting Shares" means Company Shares held by a stockholder of record immediately prior to the Effective Time (a "Company Stockholder") and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the Delaware General Corporation Law and not effectively withdrawn or forfeited. Dissenting Shares shall not be converted into or represent the right to receive Buyer Common Stock, unless such Company Stockholder shall have forfeited his, her or its right to appraisal under the Delaware General Corporation Law or properly withdrawn, his, her or its demand for appraisal. If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then (i) as of the occurrence of such event, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Buyer Common Stock issuable in respect of such Company Shares pursuant to Section 1.5, and (ii) if such event occurs after the Effective Time, promptly following the occurrence of such event, the Buyer shall deliver to the Exchange Agent a certificate representing the Buyer Common Stock to which such holder is entitled pursuant to Section 1.5.

    (b) The Company shall give the Buyer (i) prompt notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and
(ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Delaware General Corporation Law. The Company shall not, except with the prior written consent of the Buyer, make any payment with respect to any demands for appraisal of Company Shares or offer to settle or settle any such demands.

    1.7  EXCHANGE OF SHARES.

    (a) Prior to the Effective Time, the Buyer shall appoint the Exchange Agent to effect the exchange for the Buyer Common Stock of certificates that, immediately prior to the Effective Time, represented Company Shares converted into Buyer Common Stock pursuant to Section 1.5 (including any Company Shares referred to in clause (i) of the last sentence of Section 1.6(a)) ("Certificates"). On the Closing Date, the Buyer shall deliver to the Exchange Agent, in trust for the benefit of holders of

Certificates, a stock certificate (issued in the name of the Exchange Agent or its nominee) representing the Buyer Common Stock, as described in Section 1.5. As soon as practicable after the Effective Time, the Buyer shall cause the Exchange Agent to send a notice and a transmittal form to each holder of a Certificate advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Certificate in exchange for the Buyer Common Stock issuable pursuant to Section 1.5. Each holder of a Certificate, upon proper surrender thereof to the Exchange Agent in accordance with the instructions in such notice, shall be entitled to receive in exchange therefor (subject to any taxes required to be withheld) the Buyer Common Stock issuable pursuant to Section 1.5 plus cash in lieu of any fractional shares, as provided in Section 1.8 below. Until properly surrendered, each such Certificate shall be deemed for all purposes to evidence only the right to receive a certificate for the Buyer Common Stock issuable pursuant to Section 1.5. Holders of Certificates shall not be entitled to receive certificates for the Buyer Common Stock to which they would otherwise be entitled until such Certificates are properly surrendered.

    (b) If any Buyer Common Stock is to be issued in the name of a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance of such Buyer Common Stock that (i) the Certificate so surrendered shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers,
(ii) such transfer shall otherwise be proper and (iii) the person requesting such transfer shall pay to the Exchange Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid. Notwithstanding the foregoing, neither the Exchange Agent nor any Party shall be liable to a holder of Company Shares for any Buyer Common Stock issuable to such holder pursuant to Section 1.5 that is delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (c) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Buyer shall issue in exchange for such lost, stolen or destroyed Certificate the Buyer Common Stock issuable in exchange therefor pursuant to Section 1.5. The Board of Directors of the Buyer may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give the Buyer a bond in such sum as it may direct as indemnity against any claim that may be made against the Buyer with respect to the Certificate alleged to have been lost, stolen or destroyed.

    (d) No dividends or other distributions that are payable to the holders of record of Buyer Common Stock as of a date on or after the Closing Date shall be paid to former Company Stockholders entitled by reason of the Merger to receive Buyer Common Stock until such holders surrender their Certificates for certificates representing the Buyer Common Stock. Upon such surrender, the Buyer shall pay or deliver to the persons in whose name the certificates representing such Buyer Common Stock are issued any dividends or other distributions that are payable to the holders of record of Buyer Common Stock as of a date on or after the Closing Date and which were paid or delivered between the Effective Time and the time of such surrender; provided that no such person shall be entitled to receive any interest on such dividends or other distributions.

    1.8 FRACTIONAL SHARES. No certificates or scrip representing fractional Buyer Common Stock shall be issued to former Company Stockholders upon the surrender for exchange of Certificates, and such former Company Stockholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of the Buyer with respect to any fractional shares of Buyer Common Stock that would have otherwise been issued to such former Company Stockholders. In lieu of any fractional shares of Buyer Common Stock that would have otherwise been issued, each former Company Stockholder that would have been entitled to receive a fractional share of Buyer Common Stock shall, upon proper surrender of such person's Certificates, receive a cash payment equal to the average of the Current MPI Share Price and the Closing Date MPI Share Price, multiplied by the fraction of a share that such Company Stockholder would otherwise be entitled to receive.

    1.9  OPTIONS.

    (a) As of the Effective Time, the Buyer shall assume (i) the Company's 1997 Equity Incentive Plan, as amended (the "Option Plan"), and (ii) all options to purchase Company Shares issued by the Company pursuant to the Option Plan or otherwise ("Options"), whether vested or unvested. Immediately after the Effective Time, each Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Option at the Effective Time, such number of shares of Buyer Common Stock as is equal to the number of Common Shares subject to the unexercised portion of such Option multiplied by the Conversion Ratio (with any fraction resulting from such multiplication to be rounded down to the nearest whole number). The exercise price per share of each such assumed Option shall be equal to the exercise price of such Option immediately prior to the Effective Time, divided by the Conversion Ratio (rounded up to the nearest whole cent). The term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Internal Revenue Code of 1986 (as amended, the "Code"), if applicable, and all of the other terms of the Options shall otherwise remain unchanged.

    (b) As soon as practicable after the Effective Time, the Buyer shall deliver to the holders of Options appropriate notices setting forth such holders' rights pursuant to such Options, as amended as set forth in this Section 1.9 by the Board of Directors of the Company in accordance with the terms of the Option Plan, and the agreements evidencing such Options shall continue in effect on the same terms and conditions (subject to the amendments described in this Section 1.9 and such notice).

    (c) The Buyer shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery upon exercise of the Options assumed in accordance with this Section 1.9. As soon as practicable after the Effective Time, the Buyer shall file a Registration Statement on Form S-8 (or any successor form) under the Securities Act of 1933 (as amended, the "Securities Act") with respect to all shares of Buyer Common Stock subject to such Options that may be registered on a Form S-8, and shall use its best efforts to maintain the effectiveness of such Registration Statement for so long as such Options remain outstanding.

    1.10  CERTIFICATE OF INCORPORATION AND BY-LAWS.

    (a) The Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time shall be the same as the Certificate of Incorporation of the Buyer immediately prior to the Effective Time.

    (b) The By-laws of the Surviving Corporation immediately following the Effective Time shall be the same as the By-laws of the Buyer immediately prior to the Effective Time.

    1.11 NO FURTHER RIGHTS. From and after the Effective Time, no Company Shares shall be deemed to be outstanding, and holders of Certificates shall cease to have any rights with respect thereto, except as provided herein or by law.

    1.12 CLOSING OF TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. If, after the Effective Time, Certificates are presented to the Buyer or the Exchange Agent, they shall be cancelled and exchanged for Buyer Common Stock in accordance with Section 1.5, subject to applicable law in the case of Dissenting Shares.

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to the Buyer as follows:

    2.1 ORGANIZATION, QUALIFICATION AND CORPORATE POWER. The Company is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of Delaware. The Company is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (as defined below). The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has furnished to the Buyer complete and accurate copies of its Certificate of Incorporation and By-laws. The Company is not in default under or in violation of any provision of its Certificate of Incorporation or By-laws. For purposes of this Agreement, "Company Material Adverse Effect" means a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company.

    2.2 CAPITALIZATION. The authorized capital stock of the Company consists of 25,000,000 shares of Company Shares, 23,500,000 of which are designated as Class A Common Stock and 1,500,000 of which are designated as Class B Common Stock, and 15,000,000 shares of Preferred Stock, $.001 par value per share, 9,000,000 of which have been designated as Series A Preferred Stock, 2,000,000 of which have been designated as Series B Preferred Stock and 4,000,000 of which have not been designated. As of the date hereof, no shares of Class A Common Stock, 1,350,945 shares of Class B Common Stock, 9,000,000 shares of Series A Preferred Stock and 2,000,000 shares of Series B Preferred Stock are issued and outstanding and none of such shares are held in the treasury of the Company. All issued and outstanding shares of the Company's capital stock have been duly authorized and validly issued, are fully paid and nonassessable and were issued in compliance with applicable federal and state securities laws. Except for the conversion privileges of the Series A Preferred Stock and the Series B Preferred Stock and except for the Options, there are no other outstanding shares of capital stock or outstanding rights of first refusal, preemptive rights or other rights, options, warrants, conversion rights or other agreements, either directly or indirectly, for the purchase or acquisition from the Company of any shares of its capital stock.

    2.3 AUTHORIZATION OF TRANSACTION. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company. Without limiting the generality of the foregoing, the Board of Directors of the Company and the special committee thereof formed to consider the Merger (the "Special Committee") have each (i) determined that the Merger is fair to and in the best interests of the Company's stockholders other than the Buyer and (ii) approved this Agreement and authorized its the execution and delivery. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

    2.4 NONCONTRAVENTION. Subject to the filing of a Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Certificate of Incorporation or By-laws of the Company,
(b) require on the part of the Company any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a "Governmental Entity"), (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Company is a party or by which the Company is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not have a Company Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby or
(ii) any notice, consent or waiver the absence of which would not have a Company Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby, (d) result in the imposition of any Security Interest (as defined below) upon any assets of the Company or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets. For purposes of this Agreement:
"Security Interest" means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic's, materialmen's, and similar liens, (ii) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business (as defined below) of the Company and not material to the Company; and "Ordinary Course of Business" means the ordinary course of the Company's business, consistent with past custom and practice (including with respect to frequency and amount).

    2.5 OPINION OF FINANCIAL ADVISOR. The special committee of the Board of Directors of the Company has received an opinion from JSB Partners, L.P., dated October 13, 1999, a signed copy of which has been provided to the Buyer concurrently with the execution and delivery of this Agreement, with respect to the fairness of the consideration to be received by the Company Stockholders in the Merger.

                                  ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE BUYER

    The Buyer represents and warrants to the Company as follows:

    3.1 ORGANIZATION, QUALIFICATION AND CORPORATE POWER. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. The Buyer is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing would not have a Buyer Material Adverse Effect (as defined below). The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. For purposes of this Agreement, "Buyer Material Adverse Effect" means a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Buyer and its subsidiaries, taken as a whole.

    3.2 CAPITALIZATION. The authorized capital stock of the Buyer, as of the date hereof, consists of (i) 100,000,000 shares of Buyer Common Stock, of which 36,689,903 shares were issued and outstanding and none were held in the treasury of the Buyer and (ii) 5,000,000 shares of authorized blank check preferred stock, $.001 par value per share, none of which have been designated, were issued and outstanding or were held in the treasury of the Buyer. All of the issued and outstanding shares of Buyer Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. All of the shares of Buyer Common Stock will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.

    3.3 AUTHORIZATION OF TRANSACTION. The Buyer has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer required under Section 253 of the Delaware General Corporation Law. This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms.

    3.4 NONCONTRAVENTION. Subject to compliance with the applicable requirements of the Securities Act and any applicable state securities laws, the Securities Exchange Act of 1934 (as amended, the "Exchange Act") and the filing of the Certificate of Merger as required by the Delaware General Corporation Law, neither the execution and delivery by the Buyer of this Agreement, nor the consummation by the Buyer of the transactions contemplated hereby, will
(a) conflict with or violate any provision of the charter or By-laws of the Buyer, (b) require on the part of the Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Buyer is a party or by which it is bound or to which any of its assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or any of its properties or assets.

    3.5 REPORTS AND FINANCIAL STATEMENTS. The Buyer has previously furnished or made available to the Company complete and accurate copies, as amended or supplemented, of its (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the Securities and Exchange Commission (the "SEC"), and (b) all other reports filed with the SEC by the Buyer under
Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act since December 31, 1998 (such reports are collectively referred to herein as the "Buyer Reports"). The Buyer Reports constitute all of the documents required to be filed with the SEC by the Buyer under Section 13 or subsections (a) or
(c) of Section 14 of the Exchange Act from January 1, 1999 through the date of this Agreement. The Buyer Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder when filed. As of their respective dates, the Buyer Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements of the Buyer included in the Buyer Reports (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto when filed, (ii) were prepared in accordance with United State generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present the consolidated financial condition, results of operations and cash flows of the Buyer as of the respective dates thereof and for the periods referred to therein, and (iv) are consistent with the books and records of the Buyer.

    3.6 ABSENCE OF MATERIAL ADVERSE CHANGES. Since June 30, 1999, there has occurred no event or development which has had a Buyer Material Adverse Effect.

    3.7 LITIGATION. The Buyer is not a party to or, to the knowledge of the Buyer, threatened to be made a party to (a) any unsatisfied judgment, order, decree, stipulation or injunction or (b) any claim, complaint, action, suit, proceeding, hearing or investigation of or before any Governmental Entity or before any arbitrator that, in the case of either (a) or (b), reasonably could be expected to have a Buyer Material Adverse Effect.

                                   ARTICLE IV
                                   COVENANTS

    4.1 CLOSING EFFORTS. Each of the Parties shall use its best efforts, to the extent commercially reasonable ("Reasonable Best Efforts"), to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including without limitation using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied.

    4.2 COMPLIANCE WITH SECTION 253. The Parties shall take all necessary and appropriate action for the Merger to become effective without a vote of the stockholders of the Company in accordance with the provisions of Section 253 of the Delaware General Corporation Law.

    4.3 PROSPECTUS/INFORMATION STATEMENT AND REGISTRATION STATEMENT. The Buyer shall prepare, with the assistance and cooperation of the Company, a Registration Statement on Form S-4 as promptly as practicable after the date hereof (the "Registration Statement"). The Registration Statement shall include a prospectus/information statement to be used for the purpose of offering the Buyer Common Stock to stockholders of the Company (such prospectus/information statement, together with any accompanying letter to stockholders, shall be referred to herein as the "Prospectus/Information Statement"). The Buyer shall file the Registration Statement with the SEC and shall, with the assistance of the Company, promptly respond to any SEC comments on the Registration Statement and shall otherwise use its Reasonable Best Efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable. Promptly following such time as the Registration Statement is declared effective, the Company shall distribute the Prospectus/Information Statement to its stockholders.

    4.4 OPERATION OF BUSINESS. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall conduct its operations in the Ordinary Course of Business and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect.

    4.5 LISTING OF BUYER COMMON STOCK. The Buyer shall list the Buyer Common Stock to be issued in the Merger on the Nasdaq National Market.

    4.6 FUNDING OBLIGATIONS. As an additional inducement to the Company to enter into this Agreement, the Buyer agrees that (i) until March 31, 2000, it shall refrain from demanding any repayments of intercompany advances it has made or shall make to the Company and (ii) until the Effective Time, it shall make reasonable additional advances of funds to the Company, as and when requested by the Company.

    4.7  INDEMNIFICATION.

    (a) From and after the Effective Time, Buyer agrees that it will indemnify and hold harmless each present and former director and officer of the Company (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law and its Certificate of Incorporation or Bylaws in effect on the date hereof to indemnify an Indemnified Party (and Buyer shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification).

    (b) For a period of three years after the Effective Time, Buyer shall cause the Company to maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Buyer) with coverage in amount and scope at least as favorable to such persons as the Company's existing coverage; provided, that in no event shall Buyer be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage.

    (c) The provisions of this Section 4.7 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

    4.8 AGREEMENTS FROM CERTAIN AFFILIATES OF THE COMPANY. Upon the execution of this Agreement, the Company shall provide to the Buyer a list of those persons who are, in the Company's reasonable judgment, Affiliates of the Company. The Company shall provide the Buyer such information and documents as the Buyer shall reasonably request for purposes of reviewing such list and shall notify the Buyer in writing regarding any change in the identity of its Affiliates prior to the Closing Date. In order to help ensure that the issuance of and any resale of the Buyer Common Stock will comply with the Securities Act and that the Merger will be treated as a tax-free reorganization, the Company shall use its Reasonable Best Efforts to deliver or cause to be delivered to the Buyer, as soon as practicable and in any case prior to the mailing of the Prospectus/Information Statement (or, in the case of any person who becomes an Affiliate after such date, as soon as practicable after such person becomes an Affiliate), an Affiliate Agreement, in the form attached hereto as Exhibit A (an "Affiliate Agreement"), executed by each of its Affiliates. The Buyer shall be entitled to place appropriate legends on the certificates evidencing any shares of Buyer Common Stock to be issued to Affiliates of the Company, and to issue appropriate stop transfer instructions to the transfer agent for the Buyer Common Stock, setting forth restrictions on transfer consistent with the terms of the Affiliate Agreement.

                                   ARTICLE V
                      CONDITIONS TO CONSUMMATION OF MERGER

    5.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the following conditions:

    (a) the Buyer shall have received an opinion from Hale and Dorr LLP, in a form reasonably satisfactory to the Buyer, dated the Closing Date, to the effect that the Merger will constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code.;

    (b) the Registration Statement shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking a stop order;

    (c) no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment, injunction, statute, rule or regulation which shall be in effect and which shall have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and

    (d) (i) all waivers, permits, consents, approvals or other authorizations in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained from the appropriate Governmental Entities, and (ii) all registrations, filings and notices in connection with the transactions contemplated by this Agreement shall have been effected with the appropriate Governmental Entities, except those whose failure to obtain or effect would have neither a Buyer Material Adverse Effect nor a Company Material Adverse Effect.

    5.2 CONDITIONS TO OBLIGATIONS OF THE BUYER. The obligation of the Buyer to consummate the Merger is subject to the satisfaction (or waiver by the Buyer) of the following additional conditions:

    (a) the representations and warranties of the Company set forth in the first sentence of Section 2.1 and in Sections 2.2 and 2.3 and any representations and warranties of the Company set forth in this Agreement that are qualified as to materiality or as to Company Material Adverse Effect shall be true and correct in all respects, and all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time, except to the extent such representations and warranties are specifically made as of a particular date or as of the date of this Agreement (in which case such representations and warranties shall be true and correct as of such date);

    (b) the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time; and

    (c) the Company shall have obtained any consent or approval of any third party the failure of which to obtain, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

    5.3 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions:

    (a) the Buyer Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance;

    (b) the representations and warranties of the Buyer set forth in the first sentence of Section 3.1 and in Section 3.3 and any representations and warranties of the Buyer set forth in this Agreement that are qualified as to materiality or as to Buyer Material Adverse Effect shall be true and correct, and all other representations and warranties of the Buyer set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time, except to the extent such representations and warranties are specifically made as of a particular date or as of the date of this Agreement (in which case such representations and warranties shall be true and correct as of such date); and

    (c) the Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

                                   ARTICLE VI
                                  TERMINATION

    6.1 TERMINATION OF AGREEMENT. The Parties may terminate this Agreement prior to the Effective Time (whether before or after Requisite Stockholder Approval), as provided below:

    (a) the Parties may terminate this Agreement by mutual written consent;

    (b) the Buyer may terminate this Agreement by giving written notice to the Company in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (a) or (b) of Section 5.2 not to be satisfied and (ii) is not cured within 20 days following delivery by the Buyer to the Company of written notice of such breach;

    (c) the Company may terminate this Agreement by giving written notice to the Buyer in the event the Buyer is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (b) or (c) of Section 5.3 not to be satisfied and (ii) is not cured within 20 days following delivery by the Company to the Buyer of written notice of such breach; or

    (d) either Party may terminate this Agreement if the Merger shall not have been consummated on or before December 31, 2000; provided, however, that a Party may not terminate pursuant to this clause (d) if the terminating Party shall have breached in any material respect its representations and warranties or its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in this clause (d).

    6.2 EFFECT OF TERMINATION. If any Party terminates this Agreement pursuant to Section 6.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for breaches of this Agreement).

                                  ARTICLE VII
                                  DEFINITIONS

    For purposes of this Agreement, each of the following defined terms is defined in the Section of this Agreement indicated below.

DEFINED TERM                          SECTION
------------                        ------------
Buyer                               Introduction
Buyer Common Stock                  1.5(a)
Buyer Material Adverse Effect       3.1
Buyer Reports                       3.5
Certificates                        1.7(a)
Certificate of Merger               1.1
Closing                             1.2
Closing Date                        1.2
Code                                1.9(a)
Company                             Introduction
Company Shares                      1.5(a)
Company Material Adverse Effect     2.1
Company Shares                      1.5(b)
Company Stockholder                 1.5(c)
Dissenting Shares                   1.6(a)
Effective Time                      1.1
Exchange Act                        3.4
Exchange Agent                      1.3
Governmental Entity                 2.4
Merger                              1.1
Note                                4.6
Options                             1.9(a)
Ordinary Course of Business         2.4
Parties                             Introduction
Reasonable Best Efforts             4.1
SEC                                 3.5
Securities Act                      1.9(c)
Security Interest                   2.4
Special Committee                   2.3
Surviving Corporation               1.1

                                  ARTICLE VIII
                                 MISCELLANEOUS

    8.1 SURVIVAL. None of the representations, warranties, covenants or agreements set forth herein shall survive the Closing; provided, however, that the covenants set forth in Section 4.7 shall survive the Closing.

    8.2 NO THIRD PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns; PROVIDED, HOWEVER, that the provisions in
Article I concerning issuance of the Buyer Common Stock are intended for the benefit of the Company Stockholders and the provisions of Section 4.7 are intended for the benefit of the officers and directors of the Company.

    8.3 ENTIRE AGREEMENT. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

    8.4 SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party.

    8.5 COUNTERPARTS AND FACSIMILE SIGNATURE. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

    8.6 HEADINGS. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

    8.7 NOTICES. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

                               If to the Company:

                               Millennium BioTherapeutics, Inc.
                               640 Memorial Drive
                               Cambridge, MA 02139-4815
                               Attention: Vice President and General Manager
                                          (with a copy to the General Counsel)

                               If to the Buyer:

                               Millennium Pharmaceuticals, Inc.
                               75 Sidney Street
                               Cambridge, MA 02139
                               Attention: Chief Business Officer (with a copy to
                                          the General Counsel)

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

    8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

    8.9 AMENDMENTS AND WAIVERS. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Any such amendment shall be agreed to by the Company and any such waiver shall be granted by the Company only if the Board of Directors of the Company, acting in accordance with a recommendation of the Special Committee, has authorized such amendment or waiver.

    8.10 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

    8.11 SUBMISSION TO JURISDICTION. Each of the Parties (a) submits to the jurisdiction of any state or federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in
Section 8.7. Nothing in this Section 8.11, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

    8.12 WAIVER OF RIGHT TO TRIAL BY JURY. Each Party to this Agreement hereby expressly waives any right to trial by jury of any claim, demand, action or cause of action arising under this Agreement, whether sounding in contract or tort or otherwise; and each Party hereby agrees and consents that any such claim, demand, action or cause of action shall be decided by court trial without a jury and that any Party to this Agreement may file a copy of this
Section 8.12 with any court as written evidence of the consent to the Parties hereto to the waiver of their right to trial by jury.

    8.13  CONSTRUCTION.

    (a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

    (b) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

    IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

                                          MILLENNIUM PHARMACEUTICALS, INC.

                                          By: /s/ Steven Holtzman
                                          --------------------------------------
                                          Title: Chief Business Officer

                                          MILLENNIUM BIOTHERAPEUTICS, INC.

                                          By: /s/ John Maraganore
                                          --------------------------------------
                                          Title: General Manager

                                                                       EXHIBIT A

                              AFFILIATE AGREEMENT

                                                         , 199

Millennium Pharmaceuticals, Inc.
75 Sidney Street
Cambridge, MA 02139-4815

Millennium BioTherapeutics, Inc.
640 Memorial Drive
Cambridge, MA 02139

Dear Sirs:

    An Agreement and Plan of Merger dated as of October 14, 1999 (the "Merger Agreement") has been entered into by and between Millennium
Pharmaceuticals, Inc. (the "Buyer") and Millennium BioTherapeutics, Inc. (the "Company"). The Merger Agreement provides for the merger of the Company with and into the Buyer (the "Merger"). In accordance with the Merger Agreement, the shares of each class of capital stock of the Company (collectively, the "Company Stock") owned by the undersigned at the Effective Time (as defined in the Merger Agreement) shall be converted into shares of common stock, $.001 par value per share, of the Buyer (the "Buyer Common Stock"), as described in the Merger Agreement.

    The undersigned may be deemed to be an "affiliate" of the Company within the meaning of the rules promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In consideration of the mutual agreements set forth in the Merger Agreement and hereinafter in this agreement, the undersigned represents and agrees as follows:

    (a) The undersigned will not offer, sell, transfer, pledge, hypothecate or otherwise dispose of, or reduce the undersigned's interest in or risk relating to, any shares of Buyer Common Stock issued to the undersigned in the Merger unless at such time either: (i) such transaction shall be permitted pursuant to the provisions of Rule 145 under the Securities Act; (ii) the undersigned shall have furnished to the Buyer an opinion of counsel, satisfactory to the Buyer, to the effect that no registration under the Securities Act would be required in connection with the proposed offer, sale, transfer, pledge, hypothecation or other disposition; or (iii) a registration statement under the Securities Act covering the proposed offer, sale, transfer, pledge, hypothecation or other disposition shall be effective under the Securities Act.

    (b) The undersigned understands that all certificates representing shares of Buyer Common Stock delivered to the undersigned pursuant to the Merger shall bear a legend substantially in the form set forth below, until the earliest to occur of (i) one of the events referred to in paragraph (a) above or (ii) the date on which the undersigned requests removal of such legend, provided that such request occurs at least two years from the Effective Time and that the undersigned is not at the time of such request, and has not been during the three-month period immediately preceding such request, an affiliate of the
Buyer:

       "The shares represented by this certificate were issued in a transaction to which Rule 145 of the Securities Act of 1933 applies and may only be transferred in accordance with the provisions of such rule. In addition, the shares represented by this certificate may only be transferred in accordance with the terms of an Affiliate Agreement dated as of
                   , 1999 between the initial holder hereof and the corporation, a copy of which agreement may be inspected by the holder of this certificate at the principal offices of the corporation, or furnished by the corporation to the holder of this certificate upon written request without charge."

    (c) The Buyer, in its discretion, may cause stop transfer orders to be placed with its transfer agent with respect to the certificates for the shares of Buyer Common Stock which are required to bear the foregoing legend.

    (d) The undersigned has, and as of the Effective Time will have, no plan or intent (a "Plan"), and is not aware of any Plan on the part of other Company Stockholders, to engage in a sale, transfer, pledge, hypothecation or any other transaction that results in a direct or indirect transfer of the risk of ownership: (i) to the Buyer, or any person related to the Buyer, of (A) any Company Shares for consideration other than shares of Buyer Common Stock (or any cash received in lieu of fractional shares of Buyer Common Stock), or (B) any shares of Buyer Common Stock to be received in the Merger; or (ii) to the Company, or any person related to the Company, of any Company Shares. For purposes of this clause (d), the determination of whether a person is related to the Buyer and/or the Company shall be made in accordance with Treasury Regulation Section 1.368-1(e)(3). If any of the undersigned's representations in this clause (d), cease to be true at any time prior to the Effective Time, then the undersigned will deliver to each of the Buyer and the Company, prior to the Effective Time, a written statement to that effect, signed by the undersigned.

IX MISCELLANEOUS.

    This agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

    This agreement shall be binding on the undersigned's successors and assigns, including his heirs, executors and administrators.

    The undersigned has carefully read this agreement and discussed its requirements, to the extent the undersigned believed necessary, with its counsel or counsel for the Company.

                                          Very truly yours,

                                          --------------------------------------

                                          Signature

                                          --------------------------------------

                                          Print Name

Accepted:

MILLENNIUM PHARMACEUTICALS, INC.

---------------------------------------------

(signature)

---------------------------------------------

(print name and title)

---------------------------------------------

(date)

MILLENNIUM BIOTHERAPEUTICS, INC.

---------------------------------------------

(signature)

---------------------------------------------

(print name and title)

---------------------------------------------

(date)

                                  [LETTERHEAD]

                                                                      APPENDIX B

October 13, 1999

The Special Committee of the Board of Directors
Millennium BioTherapeutics, Inc.
640 Memorial Drive
Cambridge, MA 02181

Dear Gentlemen:

    We understand that Millennium BioTherapeutics, Inc. (the "Company") and Millennium Pharmaceuticals, Inc. (the "Buyer") are considering a transaction in accordance with the terms set forth in a draft Agreement and Plan of Merger dated as of October 8, 1999 (the "Agreement"), pursuant to which the Company shall merge with and into the Buyer (the "Merger"). You have requested our opinion regarding the fairness, from a financial point of view, of the aggregate consideration to be received by the employee shareholders, taken as a whole, of the Company (the "Company Employee Shareholders") pursuant to the Agreement.

    Pursuant to the terms of the Agreement, each share of common stock $.001 par value per share, of the Company (the "Company Shares"), owned by the Company Employee Shareholders, other than Company Shares held by dissenting Company Employee Shareholders, shall convert into shares of common stock $.001 par value per share, of the Buyers (the "Buyer Shares") based on the conversion ratios described in the Agreement (the "Consideration"). The total number of Buyer Shares that the Company Employee Shareholders have the right to receive is the number of Company Shares owned by the Company Employee Shareholders multiplied by the average of the two quotients: (i) $15.00 divided by $62.536, and
(ii) $15.00 divided by the average closing trading price of the Buyer's Shares for the 20 consecutive trading days ending on the day that is two trading days prior to the day on which the Effective Time of the Merger occurs. The terms and conditions of the Merger are set out more fully in the Agreement.

    JSB Partners is a private firm engaged in providing advisory and investment banking services to pharmaceutical and biotechnology companies, including private placements, mergers and acquisitions, and corporate alliances. The firm's activities are primarily directed toward financial and commercial transactions. JSB Partners, as a customary part of its business, is regularly engaged in the valuation of businesses and their securities for corporate and other purposes. We have served as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the transaction contemplated by the Agreement and will receive a fee for our services, which include rendering the opinion. Other than the foregoing, JSB Partners has provided no investment banking services to the Company or the Buyer for which it has received any compensation.

    Our opinion does not address the Company's underlying business decision to effect the Merger or constitute a recommendation to any Company Employee Shareholder as to how such shareholder should vote with respect to the Merger. Further, the opinion expressed below addresses only the fairness of the Consideration payable to the Company Employee Shareholders, taken as a whole, and does not address the allocation of Consideration among Company Employee Shareholders, whether pursuant to the Company's certificate of incorporation or otherwise, or the adequacy of any Consideration received in the Merger by any other holder of Company Shares other than the Company Employee Shareholders. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Merger. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft we have examined and that the Company and the Buyer will comply with all of the material terms of this Agreement.

    In arriving at our opinion, we have among other things: (i) reviewed a draft of the Agreement, (ii) reviewed internal business plans and financial forecasts of the Company, as prepared by senior management, (iii) held discussions with members of the Company's senior management concerning the financial condition and operating results of the Company, (iv) compared the financial position, resources and operating performance of the Company with publicly traded companies and privately-held companies, (v) analyzed the historical market prices and valuations of public and privately-held companies that JSB Partners deemed relevant, (vi) compared the historical market price and trading activity of the Buyer with those of other publicly traded companies that JSB Partners deemed relevant, and (vii) reviewed industry market research studies, company market research reports and conducted analyses as it deemed appropriate. In addition, we have reviewed certain publicly available financial information concerning the Buyer and the Company provided to us by the management of the Company and performed such other studies and analyses and took into account such other matters as we deemed relevant.

    In connection with our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections used in our analyses, we have assumed that they have been reasonably prepared on bases reflecting the best estimates and judgments of the Buyer and the Company senior management, respectively, as to the likely future performance of the Buyer and the Company, respectively. In addition, we have not made an independent valuation or appraisal of the assets of the Buyer or the Company, nor have we been furnished with any such valuation or appraisal. Our opinion is based on market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter. Our opinion does not imply any conclusion as to the likely trading range of Buyer Shares following the consummation of the Merger.

It is understood that this letter is provided to the Special Committee of the Board of Directors of the Company in connection with its consideration of the proposed Merger and may not be used for any other purpose without our prior written consent, except that we consent to the inclusion of this opinion as an exhibit to any proxy statement or registration statement distributed to the Company Employee Shareholders in connection with the Merger.

Based on the analysis described above and subject to the foregoing limitations and qualifications, it is our opinion that the Consideration to be received by the Company Employee Shareholders pursuant to the Agreement is fair from a financial point of view to such holders, taken as a whole, as of the date of delivery of this letter.

                                          Very truly yours,

                                          /s/ JSB PARTNERS, L.P.
                 ---------------------------------------------------------------
                                          JSB Partners, L.P.

                                                                      APPENDIX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Section 262. Appraisal rights

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251 (other than a merger effected pursuant to Section251(g) of this title), Section252, Section254, Section257, Section258, Section263 or Section264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record dated fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on a interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing sub paragraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has compiled with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section228 or Section253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger of consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has compiled with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the city of Wilmington, Delaware or such publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the court of Chancery shall be dismissed was to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares o the surviving or resulting corporation.